xstrata

SEC Mail Processing Section

OCT 14 2009

Washington, DC
110

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

09047164

Tuesday, October 06, 2009

SUPPL

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of July, August and September 2009, including our Half Yearly Report 2009.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

dlg 10/21

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata
nickel

NEWS RELEASE

XSTRATA NICKEL'S RAGLAN MINE WELCOMES THE QUÉBEC GOVERNMENT'S MINERAL STRATEGY

Rouyn-Noranda, Québec, July 7, 2009

Xstrata Nickel's Raglan Mine welcomes the initiative taken by the Minister for Natural Resources and Wildlife, Serge Simard, in unveiling Québec's first mineral strategy last week.

This strategy introduces the main policy directions that will profoundly modify the mining regime in Québec and bring it into line with international standards for sustainable development.

"Québec already ranks among the best jurisdictions in the world for the mining sector. This strategy has the potential to strengthen Québec's already enviable position and could help ensure the sustainability of mining for future generations," noted Michel Boucher, General Manager of Xstrata Nickel's Raglan mine located in Nunavik. "We are confident that the Government of Québec will be able to implement measures quickly to achieve these objectives once it has consulted communities, the public, mining companies and other stakeholders engaged in the development of Québec's mining sector."

Xstrata Nickel's Raglan mine has already put in place solid sustainable development practices and progressive rehabilitation is being implemented for its operations. The company has also given priority to a profit-sharing agreement with the neighbouring communities and to the hiring of Nunavik employees and Inuit businesses.

ends

Xstrata Contacts

Francis Beauvais
Telephone 819-762-7800 ext. 4869
E-mail fbeauvais@xstratanickel.ca

www.xstrata.com

Xstrata Nickel's Raglan Mine

The Raglan mining camp is producing 1.3 million tonnes of ore annually. Through the course of the current year, the concentrator will reach the 600 million pound mark of nickel produced since the operation began in 1997. In 2009, Raglan Mine is spending Cdn$95 million to upgrade its civil infrastructures and power plant. Since 2007, more than Cdn$300 million has been invested in infrastructure modernization. Xstrata Nickel Raglan Mine has an enviable reputation throughout the mining industry as a sustainable development leader and participates in several research programs and activities in Québec's Nunavik territory.

The Raglan facilities include three underground nickel mines and one open-pit nickel mine, along with a concentrator, an accommodation complex, port facilities at Deception Bay and an aircraft landing strip at Donaldson. Extracted ore is crushed and treated to produce a nickel-copper concentrate. The treatment facility has a capacity of 3,900 tonnes per day. The operation produces 30,000 tonnes of nickel annually.

Xstrata Nickel

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses. Xstrata Nickel's operations include mines and processing facilities in Canada, the Dominican Republic and Australia, and a refinery in Norway. Xstrata Nickel has a promising portfolio of growth projects in Canada, New Caledonia, Tanzania and Brazil. Xstrata Nickel is the world's fifth largest nickel producer, with annual managed production of more than 107,000 tonnes of refined nickel.

Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

Xstrata File
Number 82-34660

MOUNT ISA
MINES

MEDIA RELEASE

UNDER EMBARGO TILL 7.00PM WEDNESDAY, 8 JULY 2009

PHASE ONE (LAND) REPORT OF MOUNT ISA *LEAD PATHWAYS STUDY* RELEASED

Mount Isa, 8 July 2009

Xstrata Mount Isa Mines today released the *Lead Pathways Study* Phase One (Land) report at its community information session in Mount Isa.

The report has been prepared by the University of Queensland's Centre for Mined Land Rehabilitation (CMLR), in collaboration with the National Research Centre for Environmental Toxicology (EnTox), following a comprehensive peer review process.

Associate Professor Barry Noller (CMLR) who heads the *Lead Pathways Study* said the Phase One investigations had focused on areas known to have been previously impacted by historical mine sediments including the Leichhardt River and surrounding area.

"Our investigations have confirmed that the risk to human health from historical mine sediments within the Leichhardt River area is low," he said.

Even though the CMLR identified the potential risk to human health to be minimal in its preliminary findings released publicly in late 2007, Xstrata Mount Isa Mines undertook further remediation works of the Leichhardt River in mid-2008.

Chief Operating Officer, Xstrata Copper North Queensland, Steve de Kruijff, said Xstrata commissioned the *Lead Pathways Study* and undertook further remediation works as part of its ongoing commitment to the health and safety of the Mount Isa community.

"While the preliminary findings indicated that there was a low risk to human health we made the decision to undertake further remediation works of the Leichhardt River, at a cost of around $1.5 million," Mr de Kruijff said.

"More than 120,000 tonnes of material was removed from the area and safely disposed of on the Xstrata Mount Isa Mines lease.

"The study is ongoing and we will continue to conduct sampling of the area after each wet season until 2011 and further remediation work will be undertaken if required.

"We are committed to this study and we will act on the CMLR's recommendations and continue to keep the Mount Isa community informed of the study's progress."

The CMLR will continue to assess potential pathways of lead into the Mount Isa community and any associated risk to human and ecological health through Phases Two (Air) and Three (Water).

"As part of Phase Two we are investigating potential sources of dust in the community, their signatures in terms of lead make-up and any potential risk to human health," Associate Professor Noller said.

"Samples are being analysed using cutting-edge synchrotron technology, located in Japan, and we are currently collecting additional samples from within the community and from the mine site for further testing in late 2009.

"We are also investigating the water quality of the Leichhardt River and its tributaries and we are currently analysing samples collected prior to, during, and post the 2008/09 wet season.

"The *Lead Pathways Study* is a comprehensive and highly complex research program and we are pleased to be undertaking such an exciting project.

"The successful application of these innovative technologies for human and environmental risk assessment purposes has significant implications for the scientific community and the mining industry as a valuable risk assessment tool."

Ends

XSTRATA CONTACTS

Sue Sara
General Manager Corporate Affairs
Queensland, Xstrata Copper
Telephone +61 7 3295 7535
Mobile +61 7 411 206 090
Email suesara@xstrata.com.au

Melanie Edgar
Manager Community Relations NQ
Telephone +61 7 4744 2832
Mobile +61 7 423 820 701
Email medgar@xstratacopper.com.au

www.xstrata.com

ABOUT THE LEAD PATHWAYS STUDY

The *Lead Pathways Study* is a comprehensive research program being undertaken by the University of Queensland's Centre for Mined Land Rehabilitation (CMLR), in collaboration with the National Research Centre of Environmental Toxicology.

Commissioned by Xstrata Mount Isa Mines in late 2006, the independent study is assessing potential pathways of lead into the Mount Isa community and any associated risk to human and ecological health.

The study is being undertaken is being undertaken in three phases – land, air and water - and all three phases will be independently peer reviewed.

The *Lead Pathways Study* Phase One (Land) scientific report and summary report are available online at http://www.xstrata.com/operation/mountisa/publications/

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal,

ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA ZINC

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.
In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.
Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata File
Number 82-34660

News Release

FERROCHROME CAPACITY UTILISATION

Rustenburg, 8 July 2009

In response to a strengthening in demand for ferrochrome, the Xstrata-Merafe Chrome Venture has increased capacity utilisation for 2009 to 60%. For this purpose, several furnaces at the Venture's five ferrochrome operations have been re-commissioned.

Ferrochrome demand is being monitored on a continuous basis and capacity utilisation will be adjusted in line with such variations in demand.

Ends.

Xstrata Contacts
Songezo Zibi
Telephone +27 11 250 0064
Mobile +27 82 303 8176
Email szibi@xstrata.co.za

Xstrata File
Number 82-34660

xstrata

PRODUCTION REPORT FOR SIX MONTHS ENDED 30 JUNE 2009

Zug, 28 July 2009

Highlights:

- Increased production volumes of copper, thermal coal, mined nickel and zinc compared to the first half of 2008
- Thermal coal production increased by 18%, due to higher production at the Newlands complex in Australia and the contribution of the acquired Prodeco operations in Colombia
- Solid operational performances and higher copper production from Mount Isa, Alumbrera, Collahuasi, Tintaya, Lomas Bayas and Kidd mines offset reduced production from Ernest Henry and Antamina
- Mined nickel production increased due to higher production from Raglan and Xstrata Nickel Australasia and high grade ores from initial production at Nickel Rim South, offsetting the impact of the closure of high-cost, end of life mines at Sudbury as part of Xstrata Nickel's transformation into a low-cost producer and the suspension of Montcalm from March, due to geotechnical issues. The Falcondo ferronickel operation remained on care and maintenance throughout the first half
- Increased output from Mount Isa zinc and McArthur River expansions, together with growth from the new Perseverance mine, resulted in a 30% increase in zinc in concentrate compared to the first half of 2008
- The European benchmark ferrochrome price was settled at $0.89 per pound for the third quarter, up 29% from the second quarter. In July, the Xstrata-Merafe Chrome Venture announced capacity utilisation had increased to 60% from 20%, in response to strengthening demand

Xstrata Alloys

Ferrochrome production in the first half was 60% lower than the same period in 2008, following the temporary suspension of up to 80% of production capacity through late 2008 and early 2009. As the industry leader, the Xstrata-Merafe Chrome Venture acted swiftly to curtail production as demand for ferrochrome declined sharply from the third quarter of 2008 due to significant destocking in the stainless steel sector.

On 8 July 2009, the Xstrata-Merafe Chrome Venture announced that, in response to improved ferrochrome demand, production had been resumed at 60% of the Venture's total capacity through the re-commissioning of several furnaces across all five ferrochrome operations.

Overall PGM volumes increased marginally compared to the same period last year, despite production being adversely affected by a combination of above average rainfall, which halted production at Eland for several days, as well as unforeseen geological anomalies encountered at Mototolo, which negatively affected the head grade.

Ferrochrome

	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
Attributable* saleable production (kt)	**244**	615	1,126
Indicative average published price (c/lb) (Metal Bulletin)	**74.0**	156.5	175.8

* Reflects Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture

Vanadium

	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
Consolidated* saleable production			
Ferrovanadium (k kg)	**1,313**	1,528	3,622
Vanadium pentoxide (k lb)	**7,039**	6,927	16,604
Indicative average published price ferrovanadium ($/kg V) (Metal Bulletin)	**22.5**	70.6	61.2
Indicative average published price vanadium pentoxide ($/lb) (Metal Bulletin)	**5.2**	14.4	13.5

* Consolidated 100%

Platinum

	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
Consolidated** saleable production (oz)			
Platinum	**63,508**	64,518	138,098
Palladium	**31,723**	30,625	65,774
Rhodium	**9,801**	8,056	18,644
Average (London Platinum and Palladium Market) Platinum price ($/oz)	**1,098**	1,953	1,578
Average (London Platinum and Palladium Market) Palladium price ($/oz)	**217**	444	353
Average (Johnson Matthey) Rhodium price ($/oz)	**1,290**	8,862	6,558

** Consolidated 100% of Eland and 50% of Mototolo

Xstrata File
Number 82-34660

Xstrata Coal

Xstrata Coal's production volumes for the six months to June 2009 increased by 4.2 million tonnes or 11% over the corresponding period in 2008. Australian thermal coal production increased by 11%, mainly from the highly productive Newlands Northern Underground mine in Queensland and due to New South Wales mines switching semi-soft coal production to thermal production. The increase more than compensated for lower production from South Africa due to the planned closure of Impunzi Underground and industrial action.

Production from Colombia increased due to the inclusion of the recently acquired Prodeco operation, which contributed 5 million tonnes from 1 January 2009, the effective date for its acquisition by Xstrata.

Longwall operations were suspended at Oaky No. 1 in December 2008 in response to weak demand from steelmakers and led to lower overall coking coal production in the first half. Average realised coking coal prices reduced from $166 per tonne to $143 per tonne in the first half, as a result of the deferral of high-priced coking coal contracts settled in 2008 and the impact of selling into the Chinese spot market at prices below contracted prices.

(million tonnes)	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Total consolidated production	**43.8**	39.6	85.5
Total thermal coal	**39.0**	33.1	73.3
Australian thermal	**18.8**	16.9	40.2
South African thermal*	**9.8**	11.0	22.7
Americas thermal**	**10.4**	5.2	10.4
Total coking coal (Australia)	**2.2**	3.2	6.9
Total semi-soft coking (Australia)	**2.6**	3.3	5.3
Average received export FOB coal price ($/t)			
Australian thermal	**89.2**	78.5	95.6
South African thermal	**69.8**	76.4	80.9
Americas thermal	**76.8**	71.1	78.4
Australian coking	**142.6**	165.9	232.5
Australian semi-soft coking	**169.8**	107.3	157.5

* For production reporting DTJV is included for the first six months. For financial reporting DTJV will be excluded from Xstrata Coal's ex-mine results as a result of the DTJV re-structuring announced on 3 March 2008

** Includes Prodeco for the 6 months ended 30 June 2009

Xstrata File
Number 82-34660

Xstrata Copper

In the first half of 2009, total mined copper production increased by 1% compared to the corresponding period in 2008. Higher grades and increased recoveries at Alumbrera and Mount Isa, together with higher grades at Kidd Mine and increased throughput and recoveries at Collahuasi more than offset a significant production decline at Ernest Henry and lower copper production at Antamina. Mined cathode production at Lomas Bayas increased by 28% following the completion of an expansion at the end of 2008.

Output at Ernest Henry was significantly impacted in the first half by the impact of record wet season flooding that required extensive pit dewatering in the first half and by a higher rate of stripping required to access a new ore zone. At Antamina, copper production reduced by 5% as the mine plan entered a lower copper grade zone and metallurgical recoveries were lower due to the processing of partially oxidized ores, partly offset by increased mill throughput. Total copper production and sales are expected to be higher in the second half compared with the first half of 2009.

Total by-product gold production decreased by 11% due to the weather issues at Ernest Henry, partially offset by higher gold production at Tintaya. A global slump in demand for sulphuric acid, a by-product of the smelting process, left the Canadian operations overstocked in acid and unable to process all of the third party concentrates available, impacting custom copper cathode production volumes.

	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
Argentina – Alumbrera*			
Material mined (t)	**44,064,458**	47,067,883	99,397,413
Ore mined (t)	**13,679,496**	8,457,363	28,070,827
Copper head grade (%)	**0.49**	0.45	0.50
Gold head grade (g/t)	**0.56**	0.55	0.55
Ore treated (t)	**18,918,910**	18,534,333	37,502,049
Concentrate produced (t)	**293,944**	268,320	614,810
Copper in concentrate (t)	**76,465**	65,674	156,893
Gold in concentrate (oz)	**215,489**	217,407	443,919
Gold in doré (oz)	**35,500**	28,001	60,484
Total gold (oz)	**250,989**	245,408	504,403
Australia - Ernest Henry			
Material mined (t)	**9,617,512**	18,527,862	31,278,138
Ore mined (t)	**954,372**	7,848,977	12,164,437
Copper head grade (%)	**1.16**	1.08	1.07
Gold head grade (g/t)	**0.61**	0.54	0.53
Ore treated (t)	**3,698,789**	5,656,346	11,406,365
Concentrate produced (t)	**74,356**	195,061	387,803
Copper in concentrate (t)	**20,651**	55,739	110,890
Gold in concentrate (oz)	**27,056**	74,024	146,116
Australia - Mount Isa			
Ore mined (t)	**2,955,597**	2,783,427	5,913,003
Copper head grade (%)	**3.02**	2.81	2.84
Ore treated (t)	**2,985,404**	2,783,426	5,881,244
Concentrate produced from ore (t)	**316,817**	272,802	583,937
Copper in concentrate from ore (t)	**82,231**	70,950	151,577
Anode copper (t)	**111,130**	110,733	236,210
Copper cathode (t)	**131,057**	119,142	266,517

Xstrata File
Number 82-34660

	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
Canada - Kidd Creek mine copper			
Ore mined (t)	**1,080,426**	1,308,572	2,565,112
Copper head grade (%)	**1.99**	1.68	1.88
Ore treated (t)	**1,209,955**	1,263,504	2,439,513
Concentrate produced (t)	**82,752**	69,999	156,796
Copper in concentrate (t)	**22,248**	19,488	42,723
Copper cathode (t)	**32,201**	63,768	87,327
Canada – Horne			
Concentrate treated (t)	**305,835**	389,276	767,207
Anode copper (t)	**65,793**	86,582	171,483
Canada - CCR Refinery			
Refined copper (t)	**138,845**	179,503	344,809
Chile – Collahuasi**			
Material mined (t)	**35,895,940**	36,352,800	73,256,998
Ore mined (t)	**12,650,365**	11,818,840	25,387,918
Copper head grade (%)	**1.08**	1.15	1.18
Ore milled (t)	**9,753,196**	9,456,884	18,751,574
Concentrate produced (t)	**368,125**	324,327	692,587
Copper in concentrate (t)	**99,520**	87,347	182,585
Copper cathode (t)	**9,551**	11,124	21,732
Chile - Lomas Bayas			
Material mined (t)	**28,056,245**	23,303,000	52,345,353
ROM leach (t)	**20,234,501**	12,568,000	31,109,378
ROM copper grade (%)	**0.28**	0.22	0.23
Heap leach (t)	**6,498,747**	6,793,000	13,670,161
Heap leach copper grade (%)	**0.42**	0.40	0.41
Copper cathode (t)	**36,180**	28,292	59,134
Chile – Altonorte			
Concentrate treated (t)	**442,346**	435,003	822,836
Anode copper (t)	**113,084**	127,339	231,902
Peru - Antamina Copper***			
Material mined (t)	**19,049,069**	19,720,281	39,341,572
Ore mined (t)	**6,437,680**	6,025,238	12,853,862
Copper head grade (%)	**1.20**	1.30	1.25
Ore treated (t)	**5,497,928**	4,808,492	10,272,815
Copper concentrate produced (t)	**187,700**	198,954	409,659
Copper in concentrate (t)	**53,978**	56,908	115,997
Peru – Tintaya			
Material mined (t)	**40,511,265**	38,773,288	78,539,821
Ore mined (t)	**3,389,118**	3,741,261	8,886,330
Ore milled (t)	**3,353,675**	3,401,373	7,109,747
Copper grade in ore milled (%)	**1.22**	1.22	1.38
Gold grade in ore milled (g/t)	**0.24**	0.21	0.27
Concentrate produced (t)	**105,507**	107,389	272,850
Copper in concentrate (t)	**33,570**	32,782	83,632
Gold in concentrate (oz)	**16,814**	12,256	36,693
Copper cathode (t)	**13,115**	12,178	27,263
Total mined copper production (t) (contained metal)	**447,509**	440,482	952,426
Total mined gold production (oz) (contained metal)	**294,859**	331,688	687,212
Total copper cathode (t) (from mined and third party material)	**360,950**	414,007	806,782
Average LME copper cash price ($/t)	**4,046**	8,126	6,956
Average LBM gold price ($/oz)	**915**	912	872

* 100% consolidated figures
** Including Xstrata Copper's pro-rata share of Collahuasi
*** Including Xstrata Copper's pro-rata share of Antamina

Xstrata Nickel

Total mined nickel production increased by 7% in the first half of 2009 due to increased production and higher grades from Raglan and Xstrata Nickel Australasia (XNA), and high-grade ores from initial production at the new, negative cash cost Nickel Rim South mine, which is on track to ramp up to 60% of full annual capacity by the end of 2009.

As a result of the restructuring of the Sudbury operations, which included the closure of the high-cost, end-of-life Craig and Thayer-Lindsley mines and the suspension of the Fraser Mine complex, mined ore from Sudbury was down by 70% compared to the first half year of 2008. However, the impact at the Strathcona Mill was limited to a 51% decline in ore treated, due to custom feed volumes and the processing of inventories from Sudbury mines.

Unplanned ground movements at the Montcalm mine in Timmins led to the mine being temporarily suspended from the end of March. The operation was indefinitely suspended in June, after a geotechnical review revealed an unacceptable risk profile for further activity. Mined ore from Montcalm subsequently fell by 59% compared to the same period last year. Despite these accelerated closures or suspensions, nickel in matte production from Sudbury increased by 3% during the same period, mainly due to increased feed and grade from Raglan and XNA.

Total mined ore at Raglan increased by 2% compared to the first half of 2008, surpassing 700,000 tonnes. Additional concentrate was shipped from Raglan and XNA following the Sudbury mine closures to sustain full utilisation of downstream facilities. Nickel in concentrate production at XNA increased by 185% over the same period last year due to increased ore production and higher head grades from the Prospero mine, and the commissioning of Sinclair.

Nickel production at the Nikkelverk refinery decreased by 4% to 41,972 tonnes in the first half of 2009 compared to 43,574 tonnes in the same period the previous year due to a decrease of 16% in third-party feed to the refinery, which was largely offset by increased grades from Raglan and XNA.

The Falcondo ferronickel operation in the Dominican Republic remains on care and maintenance.

	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
North America – Sudbury Operations			
Ore mined (t)	**262,496**	882,151	1,641,687
Nickel head grade (%)	**1.14**	0.96	0.98
Copper head grade (%)	**1.57**	1.16	1.12
Ore treated (t)	**510,878**	1,033,141	1,914,763
Nickel in concentrate (t)	**4,809**	8,533	16,810
Nickel in matte (t)	**31,442**	30,488	64,906
Copper in concentrate (t)	**8,534**	10,785	19,138
Copper in matte (t)	**8,408**	9,245	17,811
Cobalt in concentrate (t)	**137**	270	538
Cobalt in matte (t)	**1,181**	1,190	2,648
North America – Montcalm			
Ore mined (t)	**208,681**	503,896	953,871
Nickel head grade (%)	**1.02**	1.27	1.20
Copper head grade (%)	**0.61**	0.67	0.65
Ore treated (t)	**226,399**	463,491	927,158
Nickel in concentrate (t)	**1,961**	4,748	8,905
Copper in concentrate (t)	**131**	2,618	5,091
Cobalt in concentrate (t)	**73**	182	338
North America – Raglan			
Ore mined (t)	**701,809**	686,836	1,314,191
Nickel head grade (%)	**2.46**	2.22	2.30
Copper head grade (%)	**0.66**	0.60	0.62
Ore treated (t)	**683,034**	650,594	1,300,133
Nickel in concentrate (t)	**14,700**	12,339	25,873
Copper in concentrate (t)	**3,644**	3,015	6,402
Cobalt in concentrate (t)	**304**	261	512

Xstrata File
Number 82-34660

	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
Australia – XNA*			
Ore mined (t)	**304,440**	99,549	286,254
Nickel head grade (%)	**3.72**	3.35	3.53
Ore treated (t)	**296,516**	96,139	262,857
Nickel in concentrate (t)	**7,734**	2,712	7,610
Copper in concentrate (t)	**558**	104	303
Cobalt in concentrate (t)	**272**	33	120
Dominican Republic – Falcondo**			
Ore mined (t)	**0**	2,090,601	2,745,612
Nickel head grade (%)	**0**	1.17	1.14
Ore treated (t)	**0**	1,326,795	1,707,958
Nickel in ferronickel (t)	**0**	14,395	18,782
Europe – Nikkelverk			
Nickel metal (t)	**41,972**	43,574	88,741
Copper metal (t)	**16,279**	18,796	37,027
Cobalt metal (t)	**1,609**	1,665	3,719
Total mined nickel production (t) (contained metal)	**28,505**	26,610	54,523
Total mined ferronickel production (t) (contained metal)	**0**	14,395	18,782
Total mined copper production (t) (contained metal)	**11,870**	15,215	27,703
Total mined cobalt production (t) (contained metal)	**765**	683	1,341
Average LME nickel cash price ($/tonne)	**11,690**	27,320	21,104
Average LME copper cash price ($/tonne)	**4,046**	8,126	6,956
Average Metal Bulletin cobalt low grade price ($/lb)	**12.95**	45.46	35.16

* Consolidated from 31 January 2008

** 100% consolidated figures

Xstrata File
Number 82-34660

Xstrata Zinc

In the first half of 2009, zinc in concentrate production increased by 30% compared to the same period of 2008, due to the successful restructuring and expansion of the Mount Isa zinc operations which resulted in a 20% increase in zinc concentrate production at Mount Isa, despite severe weather in north Queensland at the start of the year. Production also increased from the new Perseverance mine and the Brunswick mine in Canada, more than offsetting the impact of the closure of the Lennard Shelf joint venture in 2008. The expansion of the open pit operation at McArthur River Mine led to increased volumes despite the temporary suspension of production in the first quarter, following the invalidation by the Australian Federal Court of approval for the open pit operation. Final approval for the expansion of the open pit at McArthur River was granted in February 2009.

Total zinc metal production was 3% lower compared to the same period in 2008, as a 9% increase in production at the San Juan de Nieva smelter was offset by an aggregated 14% reduction at the Nordenham, Kidd Creek and CEZinc smelters, implemented in response to constraints created by lower sulphuric acid demand and planned reductions to optimise power costs. Lead in concentrate production was 14% lower than the same period last year as a result of planned lower lead head grades at Mount Isa at both underground and open pit mines. Lead metal production was 7% higher, reflecting a continuous supply of crude lead to the Northfleet refinery compared to the prior period.

	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
Australia – Mount Isa			
Ore mined (t)	**3,168,683**	2,891,174	6,357,981
Zinc head grade (%)	**6.2**	6.1	6.4
Lead head grade (%)	**2.9**	3.7	3.4
Silver head grade (g/t)	**60.2**	76.9	69.3
Ore treated (t)	**3,476,765**	2,843,197	6,099,914
Zinc in concentrate (t)	**154,376**	128,567	283,063
Lead in concentrate (t)	**58,966**	73,798	140,023
Lead in lead/silver bullion (t)	**71,737**	83,139	166,866
Lead in purchased concentrate smelted(t)	**13,494**	19,349	40,657
Silver in crude lead (koz)	**4,274**	5,263	10,197
Silver in purchased concentrate smelted (koz)	**2,056**	2,357	5,076
Australia – McArthur River			
Ore mined (t)	**872,383**	1,021,473	1,977,476
Zinc head grade (%)	**9.7**	9.0	9.5
Lead head grade (%)	**4.3**	4.4	4.5
Ore treated (t)	**946,390**	1,035,318	2,111,993
Zinc in concentrate (t)	**69,165**	66,562	142,460
Lead in concentrate (t)	**15,898**	18,002	36,560
Silver in concentrate (koz)	**596**	607	1,282
Australia – Lennard Shelf*			
Zinc in concentrate (t)	**-**	12,422	15,385
Lead in lead concentrate (t)	**-**	3,632	4,507
Europe – San Juan de Nieva			
Zinc metal (t)	**243,608**	223,454	450,381
Europe – Nordenham			
Zinc metal (t)	**69,877**	78,737	151,096
Europe – Northfleet			
Mount Isa sourced lead (t)	**76,312**	71,119	138,959
Other lead (t)	**-**	81	102
Total lead (t)	**76,312**	71,200	139,062
Mount Isa refined silver (koz)	**4,405**	4,031	7,907
Total silver (koz)	**4,405**	4,031	7,907

Xstrata File
Number 82-34660

	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
North America – Brunswick mine			
Ore mined (t)	**1,745,616**	1,675,866	3,311,624
Zinc head grade (%)	**8.8**	8.1	8.4
Lead head grade (%)	**3.4**	3.1	3.3
Silver head grade (g/t)	**102.2**	103.3	105.0
Ore treated (t)	**1,721,549**	1,662,290	3,300,726
Zinc in zinc concentrate (t)	**122,296**	107,517	222,033
Zinc in bulk concentrate (t)	**10,887**	8,660	20,445
Lead in bulk concentrate (t)	**7,912**	6,419	14,685
Lead in lead concentrate (t)	**27,311**	25,902	55,721
Lead in lead concentrate to smelter (t)	**27,535**	25,412	55,719
Lead in other feeds to smelter (t)	**17,972**	16,860	25,612
Total refined lead (t)	**45,507**	42,272	81,329
Silver in bulk concentrate (koz)	**524**	456	1,050
Silver in lead concentrate to smelter (koz)	**1,319**	1,307	2,838
Silver in other feeds to smelter (koz)	**2,137**	1,525	2,010
Total silver in doré (koz)	**4,343**	2,780	4,897
North America – CEZ refinery **			
Zinc metal (t)	**31,985**	35,945	72,895
North America – Perseverance			
Ore mined (t)	**524,764**	-	511,341
Zinc head grade (%)	**14.66**	-	13.5
Ore treated (t)	**515,055**	-	492,263
Zinc in concentrate (t)	**69,255**	-	60,265
Copper in concentrate (t)	**4,318**	-	3,793
North America-Kidd Creek			
Zinc metal (t)	**55,783**	73,807	121,193
Peru - Antamina Zinc***			
Ore mined (t)	**6,437,680**	6,025,252	12,853,862
Zinc head grade (%)	**2.9**	1.5	1.5
Ore treated (t)	**5,497,942**	4,808,497	10,272,815
Zinc in concentrate (t)	**67,829**	57,050	117,381
Total zinc in concentrate production (t)	**493,808**	380,778	861,033
Total zinc metal production (t)	**401,253**	411,943	795,565
Total lead in concentrate production (t)	**110,086**	127,753	251,496
Total lead metal production (t)	**121,819**	113,472	220,391
Average LME zinc price(US$/t)	**1,322**	2,269	1,870
Average LME lead price (US$/t)	**1,332**	2,601	2,084

* Xstrata Zinc's pro-rata share of Lennard Shelf production (50%), closure announced on 14 July 2008
** Xstrata Zinc's pro-rata share of CEZ production (25%)
*** Xstrata Zinc's pro-rata share of Antamina production (33.75%)

Ends

Xstrata File
Number 82-34660

Xstrata contacts:

Claire Divver

Telephone	+44 20 7968 2871
Mobile	+44 7785 964 340
Email	cdivver@xstrata.com

Pamela Bell

Telephone	+44 20 7968 2822
Mobile	+44 7799 626715
Email	pbell@xstrata.com

Investors & analysts

Hanré Rossouw

Telephone	+44 20 7968 2820
Mobile	+44 7879 455 885
Email	hrossouw@xstrata.com

Notes to editors

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

Xstrata File
Number 82-34660

NEWS RELEASE

Zug, 4 August 2009

Xstrata plc announces half-yearly results for the six months ended 30 June 2009

$m	**Six months to 30.06.09**	Six months to 30.06.08	% Change
Revenue†	**9,869**	16,092	(39)
Operating EBITDA*†	**2,815**	5,687	(51)
Operating profit*†	**1,675**	4,506	(63)
Attributable profit*††	**909**	2,829	(68)
Attributable profit††	**643**	2,773	(77)
Earnings per share (basic)* ‡††	**$0.38**	$1.66	(77)
Earnings per share (basic) ‡††	**$0.27**	$1.63	(83)
Net debt to net debt plus equity	**28%**	34%	(18)
Net assets	**33,302**	28,438	17
Net assets per share**‡	**$11.49**	$16.71	(31)

* Excludes exceptional items
** Excluding own shares
† Includes Prodeco for the 6 months ended 30 June 2009 (refer to Note 5 of Consolidated Financial Statements)
†† Excludes rights issue option (refer to Note 6 of Consolidated Financial Statements)
‡ Restated after applying a rights issue bonus factor of 0.57

Highlights

- Strong operating performance increased production of thermal coal, copper, mined nickel and zinc compared to the first half of 2008
- Operating EBITDA of $2.8 billion reflected significantly lower metals prices, partially offset by higher received thermal and semi-soft coal prices
- Real cost savings of $119 million achieved, reducing the operating cost base by 1.1%
- Robust operating cash flows of $1.6 billion, benefiting from capital conservation, cost cutting and restructuring activities in the first half
- Gearing reduced to 28% from 40% at the year end, as a result of a successful rights issue to repay a net $3.7 billion of debt
- Six growth projects currently in construction, with Goedgevonden thermal coal and Nickel Rim South projects ramping up to reach full production in 2010

- Restructuring of nickel and zinc businesses and acceleration of cost efficiency programmes successfully implemented in the first half
- Proposed merger of equals with Anglo American; highly compelling value proposition for Anglo American and Xstrata shareholders

Mick Davis, Chief Executive Officer commented:

"The financial crisis and ensuing global economic slowdown, coupled with enormous uncertainty fundamentally changed our operating environment in a very short space of time in the latter part of 2008. As last year drew to a close, it was apparent that demand had collapsed and commodity prices were near all-time lows in real terms.

"Xstrata's first half earnings reflect these adverse market conditions, with average LME base metal prices falling by up to 57% and EBITDA declining by 51% to $2.8 billion, despite a strong operating performance across the Group. A solid production performance in the first half in thermal coal, mined nickel, zinc and copper largely mitigated the effects of lower volumes from the suspension or early closure of unprofitable, high-cost operations as well as reduced ferrochrome, ferronickel and coking coal production to align supply with demand.

"Real unit cost savings of $119 million or 1.1% of the operating cost base were achieved in the first half, including a very strong cost performance across each of Xstrata's base metals businesses. Further real unit cost savings are expected in the second half as the full benefits of restructuring, cost saving initiatives and productivity improvements are progressively realised.

"At each of Xstrata's commodity businesses, entrepreneurial and empowered management teams have seized the opportunities inherent in the adverse operating conditions to strengthen their cost, competitive and strategic positions. The net impact is a substantial improvement in the overall quality and resilience of Xstrata's portfolio and earnings profile.

"A defining feature of Xstrata's development into a major mining group has been our ability to identify and successfully execute opportunities to create value and play an active role in the continuing consolidation of the industry. This is why I recently wrote to the Board of Anglo American to propose that the two companies engage in discussions regarding a merger of equals.

"The value proposition of putting these two companies together is highly compelling and I continue to believe that it is in the best interests of Xstrata and Anglo American shareholders to examine the potential to create the value we have identified, for the benefit of both sets of shareholders.

"Xstrata is very well positioned in the current environment. Our portfolio is exposed to early-stage recovery commodities, a view supported by analysis that illustrates that demand for copper, lead and iron ore have historically shown the strongest correlation to growing industrial production.

"It is very pleasing that our recent initiatives have further optimised Xstrata's competitive position, enabling our businesses to reap the maximum benefit from improving metal and coal market conditions. It seems to me that we have in this company a recipe for superior shareholder value creation and performance."

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 79 381 1823
Email bmattenberger@xstrata.com

Pam Bell
Telephone +44 20 7968 2822
Mobile +44 7799 626 715
Email pbell@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299

Xstrata File
Number 82-34660

Metallurgical Site

MEDIA RELEASE

KIDD METALLURGICAL SITE TO TEMPORARILY SUSPEND COPPER OPERATIONS DUE TO WEAK COPPER CONCENTRATE SUPPLY

Timmins, Ontario – Wednesday, August 26th, 2009 – A shortage of third party copper concentrate is forcing the Kidd Metallurgical Site to temporarily suspend its copper operations. Effective the week of September 7th, the Kidd Metallurgical Site will start a temporary shutdown of the Copper smelter and refinery for a period of seven to ten weeks.

"In addition to reduced shipments from some of Kidd's regular suppliers, concentrate availability is being compounded by the current Vale Inco strike in Sudbury", explained Thompson Hickey, General Manager at the Kidd Metallurgical Site.

Xstrata Copper Canada's Management Team has taken great care to look at all the potential solutions to this issue, trying to minimize the impacts on employees and the local community. Some employees will be laid off temporarily, although the numbers and duration have not been finalized.

"We will make all possible efforts to support our employees through this period and we hope to be in a position to return to normal operations at the site as soon as possible," added Thompson Hickey.

The Kidd Metallurgical Site will continue to operate its facilities safely and responsibly, in strict compliance with its Sustainable Development Policy.

Ends

Media contact
Louis-Philippe Gariépy
Manager, Corporate Affairs
T: +1 (514) 645-2311, ext. 2162
E: lpgariepy@xstratacopper.ca

Metallurgical Site

xstrata
copper

Notes to editors

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. Its world-class portfolio of six copper development projects provides the potential to double annual production through organic growth.

ABOUT KIDD OPERATIONS

Located in Timmins, Ontario, the Kidd Creek Operations comprise separate mining and metallurgical facilities. The Kidd Mine is focused on developing and sustaining economic mining plans for the Kidd Creek ore body, while the Kidd Metallurgical Site concentrates on becoming a competitive mineral processor and metal producer for both company-sourced and purchased feeds.

Xstrata File
Number 82-34660

xstrata

XSTRATA NAMED AS MINING SECTOR LEADER IN THE DOW JONES SUSTAINABILITY INDEX FOR THIRD CONSECUTIVE YEAR

NEWS RELEASE

Zug, 18 September 2009

Xstrata plc ("Xstrata") announces that it has been named as the Mining Sector Leader in the Dow Jones Sustainability Index ("DJSI") for 2009/2010 for the third consecutive year.

The DJSI invites the world's largest 2,500 companies to participate in its annual survey, which is based on general as well as industry-specific sustainability trends. The assessment covers economic, environmental and social performance with a clear focus on long-term shareholder value creation. A Sector Leader is identified as the company best prepared to seize the opportunities and manage the risks deriving from economic, environmental and social developments in each sector and is the company with the best overall score of all sector companies independently assessed.

Asset managers in 16 countries have licensed the DJSI indexes to manage a variety of sustainability-driven portfolios and DJSI-based investment vehicles manage around $8 billion of assets in total. Xstrata plc is included in the Dow Jones STOXX and World Indices of sustainability leaders.

Ends

Xstrata contacts:

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Pamela Bell
Telephone +44 20 7968 2822
Mobile +44 7799 626715
Email pbell@xstrata.com

Notes to editors

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in

seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata File
Number 82-34660

ZUG, 25 September 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Xstrata Plc
2. Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction and date on which the threshold is crossed or reached:	22 September 2009
6. Date on which issuer notified:	23 September 2009
7. Threshold(s) that is/are crossed or reached:	Below 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
ORD USD 0.50	29,999,246	29,999,246	Below 3%				

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
Below 3%	

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Legal & General Group Plc (Direct and Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	
Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 2,933,011,620

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Xstrata File
Number 82-34660

xstrata
copper

INFORMATION RELEASE

XSTRATA COPPER ANNOUNCEMENT ON COURT RULING ON ALLEGED CONTAMINATION BY MINERA ALUMBRERA

Brisbane, 28 September 2009

The Argentine Federal Court of Higher Review has on September 24 declared null and void the prosecution of Julian Rooney, Xstrata Copper General Manager Public Policy and Government Relations South America, concerning alleged contamination by Minera Alumbrera.

In 1999, the authorities received certain allegations of contamination by Minera Alumbrera of the DP2 drainage canal. After nine years, the Federal Appeals Court in Tucuman decided in May 2008 to prosecute a representative of Minera Alumbrera, for alleged violation of the National Dangerous Waste Law. Under Argentine law, legal cases concerning potential environmental contamination cannot be brought against a corporate entity. Minera Alumbrera has always vigorously denied these allegations and appealed against this decision. The case was subsequently heard by the Argentine Federal Court of Higher Review, which has now ruled that the judgment ordering the prosecution was null and void.

Minera Alumbrera holds a permit to discharge treated water into the DP2 canal from its Filter Plant in Cruz del Norte, Tucuman province, which is renewed periodically subject to meeting regulatory requirements. Discharges are monitored by the provincial environmental and mining authorities to ensure they comply with regulatory limits and no contraventions have ever been found.

Minera Alumbrera has been granted ISO 14001 environmental management accreditation by Bureau Veritas and obtained ISO 17025 Standard certification for its state-of-the-art effluent control laboratory at the Filter Plant, which monitors effluent treatment practices on an ongoing basis.

Xstrata Copper is committed to the highest environmental standards. All operations are required to meet and where practicable, exceed relevant laws, regulations and standards, aspiring to achieve the highest international standards, regardless of location and without exception. Environmental management systems consistent with ISO14001 and international best practice standards are in place at every site. Regular internal and external

audits are conducted of our operations to assure compliance with Xstrata's business principles, policies and standards.

Ends

Xstrata Copper contacts

Emily Russell	
Telephone	+44 1865 510918
Mobile	+44 7795 571023
Email	erussell@xstratacopper.com

Notes for editors

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable copper production capacity of over one million tonnes.

ABOUT MINERA ALUMBRERA

Bajo de la Alumbrera is a copper-gold mine located in northwest Argentina's Catamarca province. Minera Alumbrera has the right to mine the Bajo de la Alumbrera deposit under a joint venture with Yacimientos Mineros de Aguas de Dionisio (YMAD), which holds the title to the deposit. YMAD is a statutory corporation composed of the Catamarca Provincial Government and the National Tucumán University and is entitled to 20% of Minera Alumbrera's net proceeds.

Xstrata Copper manages and has a 50% controlling interest in Minera Alumbrera while Canadian companies Goldcorp and Yamana Gold own the remaining 37.5% and 12.5% respectively.

Minera Alumbrera is subject to controls by local and national authorities, including SEGEMAR under the Argentine Mining Department, the Tucumán Environmental Department, the Provincial Health System (SIPROSA), the Tucumán Mining and Energy Department and the Catamarca Mining Department.

Minera Alumbrera has been granted ISO 14001 environmental management accreditation by Bureau Veritas and obtained ISO 17025 Standard certification for its state-of-the-art effluent control laboratory, which monitors effluent treatment practices on an ongoing basis.

Xstrata File
Number 82-34660

ZUG, 29 September 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Xstrata plc
2. Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction and date on which the threshold is crossed or reached:	23 September 2009
6. Date on which issuer notified:	25 September 2009
7. Threshold(s) that is/are crossed or reached:	Above 3% (L&G)

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Ordinary US$ 0.50	Below 3%		88,357,841	88,357,841		3.01	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
88,357,841	3.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group) Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) Legal & General Investment Management Limited (Indirect) (LGIM) Legal & General Group Plc (Direct) (L&G) (88,357,841 – 3.01 % = LGAS, LGPL & PMC) Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Insurance Holdings Limited (Direct) (LGIH) Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

Contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

ZUG, 30 September 2009

THE TRANSACTION TO WHICH THIS NOTIFICATION RELATES DOES NOT AFFECT THE NUMBER OF SHARES AND VOTING RIGHTS IN XSTRATA CONTROLLED BY GLENCORE. THE TOTAL NUMBER OF VOTING RIGHTS CONTROLLED BY GLENCORE REMAINS 1,010,403,999 (34.5%).

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Xstrata plc ("**Xstrata**")
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Glencore International AG ("**Glencore**")
4. Full name of shareholder(s) (if different from 3.):	Finges Investment B.V. ("**Finges**")
5. Date of the transaction and date on which the threshold is crossed or reached:	29 September 2009
6. Date on which issuer notified:	29 September 2009
7. Threshold(s) that is/are crossed or reached:	36% (but please see paragraph 13 for more details)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Xstrata ordinary shares GB0031411001	1,010,403,999	1,010,403,999	N/A	N/A	1,010,403,999	N/A	34.45%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
Contracts for Differences	N/A	N/A	N/A	23,683,438	0.81%	N/A

Total (A+B+C)

Number of voting rights	Percentage of voting rights
1,034,087,437	35.26% (but please see paragraph 13)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Prior to this notification, Glencore controlled 1,010,403,999 voting rights in Xstrata through its wholly-owned subsidiary Finges (through the direct ownership by Finges of 1,010,403,999 ordinary shares in Xstrata). Finges has terminated certain cash-settled derivative instruments with a similar economic effect to qualifying financial instruments which referenced, in aggregate, 22,240,211 Xstrata shares. This termination does not involve any right (absolute or conditional) for Finges and/or Glencore to dispose of any shares (and/or voting rights) in Xstrata. **See paragraph 13 for further details.**

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	The instrument with a similar economic effect to qualifying financial instruments to which this notification relates is a cash-settled share swap transaction entered into by Finges with a number of financial institutions. **The termination of the transaction does not involve Finges and/or Glencore disposing of any shares or voting rights in Xstrata**.

Contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

ZUG, 30 September 2009

THE TRANSACTION TO WHICH THIS NOTIFICATION RELATES DOES NOT AFFECT THE NUMBER OF SHARES AND VOTING RIGHTS IN XSTRATA CONTROLLED BY GLENCORE. THE TOTAL NUMBER OF VOTING RIGHTS CONTROLLED BY GLENCORE REMAINS 1,010,403,999 (34.45%).

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Xstrata plc ("**Xstrata**")
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Glencore International AG ("**Glencore**")
4. Full name of shareholder(s) (if different from 3.):	Finges Investment B.V. ("**Finges**")
5. Date of the transaction and date on which the threshold is crossed or reached:	29 September 2009
6. Date on which issuer notified:	29 September 2009
7. Threshold(s) that is/are crossed or reached:	38% (but please see paragraph 13 for more details)

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Xstrata ordinary shares GB0031411001	1,010,403,999	1,010,403,999	N/A	N/A	1,010,403,999	N/A	34.45%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**
Contracts for Differences	N/A	N/A	N/A	23,683,438 + 89,799,744	3.87%	N/A

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
1,123,887,181	38.32% (but please see paragraph 13)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Prior to this notification, Glencore controlled 1,010,403,999 voting rights in Xstrata through its wholly-owned subsidiary Finges (through the direct ownership by Finges of 1,010,403,999 ordinary shares in Xstrata). Finges has entered into cash-settled derivative instruments with a similar economic effect to qualifying financial instruments which reference 89,799,744 Xstrata shares. These instruments do not involve any right (absolute or conditional) for Finges and/or Glencore to acquire any additional shares (and/or voting rights) in Xstrata. **See paragraph 13 for further details.**

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	The instruments with a similar economic effect to qualifying financial instruments to which this notification relates are cash-settled share swap transactions entered into by Finges with a number of financial institutions. The transactions reference shares in Xstrata that are already directly held by Finges and which have been the subject of prior notifications to Xstrata. **The transactions do not give Finges and/or Glencore any further voting rights, or any right (absolute or conditional) to acquire any further shares or voting rights, in Xstrata**. The transactions have been disclosed on the basis that they give Finges a long position on the economic performance of 113,483,182 Xstrata shares. This long position has been offset by Finges entering into related share forward transactions with the same financial institutions and referencing the same Xstrata shares,

	which give Finges a short position on the economic position of such shares. Therefore, the transactions give Finges neither a long nor a short position on a net basis.

Contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

xstrata







Half-Yearly Report 2009

Key Financial Results

$m	**Six months to 30.06.09**	Six months to 30.06.08	% Change
Revenue†	**9,869**	16,092	(39)
Operating EBITDA*†	**2,815**	5,687	(51)
Operating profit*†	**1,675**	4,506	(63)
Attributable profit*††	**909**	2,829	(68)
Attributable profit††	**643**	2,773	(77)
Earnings per share (basic)* ‡††	**$0.38**	$1.66	(77)
Earnings per share (basic) ‡††	**$0.27**	$1.63	(83)
Net debt to net debt plus equity	**28%**	34%	(18)
Net assets	**33,302**	28,438	17
Net assets per share**‡	**$11.49**	$16.71	(31)

* Excludes exceptional items
** Excluding own shares
† Includes Prodeco for the 6 months ended 30 June 2009 (refer to Note 5 of Consolidated Financial Statements)
†† Excludes rights issue option (refer to Note 6 of Consolidated Financial Statements)
‡ Restated after applying a rights issue bonus factor of 0.57

Highlights

- Strong operating performance increased production of thermal coal, copper, mined nickel and zinc compared to the first half of 2008
- Operating EBITDA of $2.8 billion reflected significantly lower metals prices, partially offset by higher received thermal and semi-soft coal prices
- Real cost savings of $119 million achieved, reducing the operating cost base by 1.1%
- Robust operating cash flows of $1.6 billion, benefiting from capital conservation, cost cutting and restructuring activities in the first half
- Gearing reduced to 28% from 40% at the year end, as a result of a successful rights issue to repay a net $3.7 billion of debt
- Six growth projects currently in construction, with Goedgevonden thermal coal and Nickel Rim South projects ramping up to reach full production in 2010
- Restructuring of nickel and zinc businesses and acceleration of cost efficiency programmes successfully implemented in the first half
- Proposed merger of equals with Anglo American; highly compelling value proposition for Anglo American and Xstrata shareholders

Disclaimer

The Directors of Xstrata plc ("Xstrata") accept responsibility for the information contained in this announcement. Having taken all reasonable care to ensure that such is the case, the information contained in this announcement is, to the best of the knowledge and belief of the Directors of Xstrata, in accordance with the facts and contains no omission likely to affect its import. This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any securities, or a proposal to make a takeover bid in any jurisdiction. The making of this announcement does not constitute a recommendation regarding any securities.

Certain statements, beliefs and opinions contained in this announcement, particularly those regarding the possible or assumed future financial or other performance of Xstrata, industry growth or other trend projections are or may be forward looking statements. Forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. No representation is made that any of these statements or forecasts will come to pass or that any forecast result will be achieved.

Neither Xstrata, nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement may contain references to "cost curves". A cost curve is a graphic representation in which the total production volume of a given commodity across the relevant industry is arranged on the basis of average unit costs of production from lowest to highest to permit comparisons of the relative cost positions of particular production sites, individual producers or groups of producers across the world or within a given country or region. Generally, a producer's position on a cost curve is described in terms of the particular percentile or quartile in which the production of a given plant or producer or group of producers appears. To construct cost curves, industry analysts compile information from a variety of sources, including reports made available by producers, site visits, personal contacts and trade publications. Although producers may participate to some extent in the process through which cost curves are constructed, they are typically unwilling to validate cost analyses directly because of commercial sensitivities. Inevitably, assumptions must be made by the analyst with respect to data that such analyst is unable to obtain and judgment must be brought to bear in the case of virtually all data, however obtained. Moreover, all cost curves embody a number of significant assumptions with respect to exchange rates and other variables. In summary, the manner in which cost curves are constructed means that they have a number of significant inherent limitations. Notwithstanding their shortcomings, independently produced cost curves are widely used in the industries in which Xstrata operate.

No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that earnings per Xstrata share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata share.

The distribution of this announcement or any information contained in it may be restricted by law in certain jurisdictions, and any person into whose possession any document containing this announcement or any part of it comes should inform themselves about, and observe, any such restrictions. Any failure to comply with such restrictions may constitute a violation of the laws of any such jurisdiction.

Chief Executive's Report

2009 commenced amidst unchartered territory for the global economy, financial markets and the mining industry. The financial crisis and ensuing global economic slowdown, coupled with enormous uncertainty fundamentally changed our operating environment in a very short space of time in the latter part of 2008. As last year drew to a close, it was apparent that demand had collapsed and commodity prices were near all-time lows in real terms.

Xstrata's first half earnings reflect these adverse market conditions, with average LME base metal prices falling by up to 57% and EBITDA declining by 51% to $2.8 billion, despite a strong operating performance across the Group. Higher received thermal and semi-soft coal prices from record contract prices agreed in 2008 offset the full impact of lower metals prices, demonstrating the benefit of a diversified portfolio. Pro forma operating profit of $1.7 billion included the negative impact of lower commodity prices which reduced earnings by over $3.6 billion compared to the first half of 2008. Net earnings of $909 million resulted in earnings per share of 38 cents, compared to $1.66 in the prior period (adjusted for the rights issue).

A solid production performance in the first half in thermal coal, mined nickel, zinc and copper largely mitigated the effects of lower volumes from the suspension or early closure of unprofitable, high-cost operations as well as reduced ferrochrome, ferronickel and coking coal production to align supply with demand.

Real unit cost savings of $119 million or 1.1% of the operating cost base were achieved in the first half, including a very strong cost performance across each of Xstrata's base metals businesses. Further real unit cost savings are expected in the second half as the full benefits of restructuring, cost saving initiatives and productivity improvements are progressively realised.

Xstrata repositioned

At the beginning of the year, I set out Xstrata's strategy to secure a robust financial foundation, accelerate the transformation of the portfolio and maximise cash flow while retaining the full optionality of our organic growth pipeline. I am pleased to report that barely six months later, delivery on these objectives has been decisive.

By the end of the first quarter, Xstrata had successfully completed a 2 for 1 rights issue to repay a net $3.7 billion of debt and to purchase the Prodeco Colombian coal operations for a net amount of $2 billion. Together with the refinancing of near-term debt in October 2008, these actions see Xstrata emerge from the aftermath of one of the world's greatest financial crises with a robust capital structure and a solid platform from which to create further shareholder value. The 99.4% of our shareholder base who took up their rights have seen the value of their investment increase by 145% in the six months from the announcement of the rights issue. At the end of June, gearing had fallen to 28% retaining Xstrata's solid investment grade credit rating, with no significant refinancing requirements until 2011 and headroom of over $6 billion in existing facilities.

At each of Xstrata's commodity businesses, entrepreneurial and empowered management teams have seized the opportunities inherent in the adverse operating conditions to strengthen their cost, competitive and strategic positions. The net impact is a substantial improvement in the overall quality and resilience of Xstrata's portfolio and earnings profile.

Cash conservation measures included a substantial reduction in expansionary capital spending to prioritise near-term, brownfield expansions that are already starting to deliver cash flow, without sacrificing any of the significant, longer-term organic growth options we have developed over the past several years.

Ongoing transformation of the portfolio

Xstrata's devolved, lean management structure has enabled operational management to take and implement tough but timely and necessary decisions for their operations, without the burden of head office overhead or centralised processes. Driven by an owner-operator culture, managers are incentivised to seek every opportunity, no matter how small, to create value and drive down costs on a continuous basis.

Xstrata's businesses have reduced net operating costs in real terms at each reporting period since the Group's inception seven years ago, an average reduction of 1.4% per annum. Safety performance, often another

important indicator of operational excellence, continued to improve in the first half. The total recordable injury frequency rate including contractors declined by 17% compared to 2008 and lost time injuries were reduced by 20% to 2.1 per million hours at the end of June. We have significantly improved safety performance at existing and acquired operations every year, by increasing site-level resources, focussing on the identification and control of major hazards and addressing the underlying causes of critical and near-miss incidents. In total, the lost time injury frequency rate has improved by 83% since 2002. However, I am deeply saddened to report that in the first half of 2009, three contractors and one employee lost their lives at Xstrata operations. We continue to commit significant management focus and resources to our safety performance towards achieving our aim of zero harm.

While continuously reducing operating costs is part of 'business as usual' at Xstrata, the economic downturn enabled us to accelerate restructuring activities to achieve a step change in operating efficiency, particularly in nickel and zinc. I think it is worthwhile outlining in more detail the individual initiatives taken by our businesses to respond to the environment each business faced.

Xstrata Alloys

As the largest producer of ferrochrome, Xstrata Alloys responded promptly to declining demand and increasing stocks of ferrochrome in late 2008, progressively suspending up to 80% of the Xstrata-Merafe Chrome Venture's total production capacity. Production was prioritised from the Lion and Lydenburg smelters, which use Xstrata's proprietary Premus technology to significantly enhance energy and ore consumption efficiencies compared to conventional technologies.

Maintenance capital expenditure was reduced by 14% or $6 million, without impacting the sustainability of the operations. This, together with the reduced use of contractors and lower overtime expenses, limited fixed cost increases and largely offset the negative impact of higher energy and reductant costs. The Premus technology furnaces remained in operation, resulting in an 8% improvement in ore consumption efficiency and a 14% improvement in electricity efficiency. UG2 ore consumption was optimised to reduce input costs. Overall, net real unit operating cost savings of $9 million were achieved in the first half; a creditable result in a very challenging market.

Despite the temporary suspension of all but three of its furnaces, cost efficiencies enabled Xstrata Alloys to avoid any retrenchment of permanent employees and retain its skilled workforce in South Africa. Consequently, production restarted quickly and efficiently at several furnaces in the second half representing 60% of annual capacity, to capture the benefit of increasing demand. Indeed third quarter prices have increased by 29% to 89 cents per pound.

Production at Mototolo, Xstrata's joint venture with Anglo Platinum at which Xstrata is responsible for mining activities, is now at full steady state operating rates with consequent improvements in cash costs. In addition, reduced stripping ratios and contractor costs at both open pits at the Eland operations will deliver further productivity improvements and real unit cost savings at Xstrata's growing platinum business in the second half.

Xstrata Coal

Xstrata Coal successfully delivered initial production from the greenfield Goedgevonden coal mine in South Africa during the first half. The operation is on schedule to commission fully in the third quarter of 2009, ramping up to full production of 6 million tonnes of coal in 2010. As a first quartile cost producer, Goedgevonden will have a significant positive impact on average operating costs at the South African division. The completion of this substantial project continues Xstrata Coal's track record of successful growth delivery. Since 2005, Xstrata Coal has delivered compound annual growth of 11% per annum across its key operating regions and benefits from a long-life reserve and resource base, robust cost position and industry-leading margins.

A strong production performance at the thermal coal operations delivered 18% volume growth in the first half, including productivity improvements at a number of operations including the Newlands Northern underground mine, the ramp up in production at Glendell open cut and the contribution of the acquired Prodeco operations. Cost saving initiatives across the coal business include optimisation of assets, portfolio management and the alignment of production to market requirements, headcount reductions and a wide range of spend and procurement adjustments, including a review of major contracts.

However, overall unit costs rose in real terms due to the impact of one-off, short term events. At Beltana underground mine, a faulted section of the resource was mined to maximise the operation's net present value. At Oaky No 1 unit costs were impacted by the suspension of longwall operations, in view of weak market demand for coking coal. Strengthening demand from Asia has allowed Oaky No 1 to restart production and the longwall at Beltana is in the process of being relocated to a new longwall block. Xstrata Coal's production, costs and sales are on track to improve in the second half, with additional cost benefits from the transition from high-cost mines to lower cost operations in South Africa.

Xstrata Copper

Xstrata Copper focused on capital and operating cost reductions across its portfolio, while preserving the unrivalled brownfield and longer-term greenfield growth options our copper business enjoys. A solid operating performance across the portfolio in the first half offset the impact of significantly reduced production at Ernest Henry in line with its life of mine plan and the impact of flooding due to adverse flooding in January and at Antamina, where the mine plan led to higher zinc grades at the expense of copper. Sales volumes increased by 8% compared to the first half of 2008.

Cash costs were reduced by 5% to 85 cents per pound and together with sound volume performances have enabled the business to withstand recent challenging market conditions and to be well positioned to capitalise on any near term market strength. Real cost savings of $81 million were achieved from a range of initiatives, including the renegotiation of contracts to achieve savings in excess of industry cost deflation, improved productivity at the South American operations and targeted headcount reductions to align the operational workforce with future operating requirements.

Xstrata Nickel

The dramatic fall in demand for nickel in 2008 led Xstrata Nickel's management team to radically review its asset optimisation plans and timetable, resulting in an ambitious transformation of the entire portfolio. Working closely with stakeholders, the successful delivery of this plan has resulted in the fundamental restructuring of Xstrata's nickel business in terms of average cash costs and competitive position.

High-cost, end of life mines at Sudbury were closed and the oil-fuelled Falcondo ferronickel operation was placed on care and maintenance at the end of 2008. Production was successfully ramped up at the Western Australian operations and, together with initial production at Nickel Rim South and improved volumes and grades at Raglan, more than replaced lower tonnage from the closed Sudbury operations to fill downstream processing facilities and increase mined nickel production by 7%.

Production from the new Nickel Rim South project at Sudbury is already reducing average unit costs, and the mine is ramping up to reach 60% of full capacity in the second half. The Nickel Rim South project is being completed on an accelerated development timeline, clearly demonstrating the project development capabilities of our nickel team. No lost time injury has been sustained at the site for almost 5 years or over 5.7 million hours worked – an incredible achievement for a rapidly evolving major construction project, involving the sinking of two major shafts at a depth of 1700 metres, with up to 930 contractors and employees on site at any one time at peak levels.

Together with efficiency improvements at the Nikkelverk refinery in Norway, this integrated set of restructuring activities has already reduced unit cash costs from an average of $5.63 per pound in 2008 to the current run rate of less than $3 per pound. The transformation of our nickel business will continue in the second half and will see C1 cash costs continue to reduce, to position our nickel portfolio comfortably in the lower half of the industry cost curve.

Xstrata Zinc

The successful delivery of growth at the Mount Isa and McArthur River Australian operations and the new Perseverance mine in Canada contributed to a 30% increase in mined zinc production. Cost cutting and efficiency improvements enabled Xstrata Zinc to report an operating profit of $84 million in the first half, more than offsetting the impact of lower commodity prices, the collapse in sulphuric acid demand which constrained production and adverse weather conditions in Australia. Real unit cost savings of $58 million were delivered from enhanced cost cutting initiatives, capital cost reductions, the optimisation of working capital and headcount reductions.

The restructuring of Xstrata Zinc's Australian operations saw the suspension of the higher cost Handlebar Hill operation, developed to take advantage of higher zinc prices in 2007 and early 2008. Production was replaced by increased volumes from the Black Star open cut and George Fisher underground operations, and realised operating cost efficiencies and improved recoveries. Volumes rose by 20% at Mount Isa, with record throughput at the expanded Mount Isa zinc-lead concentrator of 3.4 million tonnes, up 22%. The concentrator is now operating at its expanded nameplate capacity of a run rate of 8 million tonnes per annum, with production of 7.3 million tonnes in 2009.

The transformation of McArthur River mine into a low cost, open cut operation is nearing completion. Final approvals were received for the open pit mine in February and despite the temporary suspension of operations pending regulatory approvals, operating costs were reduced by over $50 million in the first half. In Canada, the new Perseverance mine is operating at full capacity and with 20% lower operating costs than originally budgeted, while the Brunswick operations improved efficiency and recoveries compared to the prior first half.

In total, Xstrata Zinc reduced average C1 cash costs by 22% compared to the first half of 2008 to 45 cents per pound at the end of June, compared to an average of 58 cents per pound in 2008.

Growth from the portfolio

One of the key aspects of Xstrata's value proposition is a pipeline of over $40 billion of organic growth options across each of its key commodities. By 2013, Xstrata's growth pipeline is expected to deliver an uplift of approximately 50% to Xstrata's current production profile, driven by a combination of near-term brownfield and greenfield growth projects.

Six growth projects are currently being constructed, with a total capital cost of $7 billion.

- The Goedgevonden greenfield thermal coal project in South Africa is ramping up to full production in 2010
- The Mangoola thermal coal project in Australia gained approval to commence construction in July. The mine will produce 7 million tonnes of export coal and an additional 1 million tonnes of domestic product. Over the last six months, the project has undergone re-engineering and optimisation to reduce fixed plant capital costs by approximately 16%
- Longwall production at the new Blakefield South underground thermal coal operation is on schedule to commence in mid 2010
- Nickel Rim South's high-grade polymetallic reserves benefit from significant PGM and copper by-product credits to reduce the overall average operating cost profile of Xstrata's nickel business. The operation is on track to reach full production in 2010
- The Prodeco Colombian thermal coal operations are expanding production from 9 million tonnes per annum in 2008 to 17 million tonnes per annum in 2013. First half production is on track for an upgraded run rate of 11mtpa in 2009. Total capital expenditure of approximately $1 billion over 4 years includes Prodeco's share of the new direct-loading port and associated infrastructure
- Significant progress has been achieved at the large-scale Koniambo project to develop a tier one, low cash cost nickel complex in New Caledonia, which is expected to be approximately 50% complete by year end. The project was approved in October 2007 after a one-year review of the project plan and costs and is employing an innovative modular design to achieve capital cost efficiencies. By opting for a tried and tested pyro-metallurgical technology, Koniambo has been designed to avoid the technology and environmental risks posed by the use of hydro-metallurgy technology. The project remains on schedule and within budget. Following further optimisation of capital spending in early 2009, commissioning is expected in early 2012.

A range of additional greenfield and brownfield growth options remain available to Xstrata to grow production in key commodities in line with market demand. Xstrata Copper benefits from one of the leading growth pipelines in a highly attractive commodity. Five brownfield copper expansion projects will be presented for final approval in the next twelve months and will provide NPV enhancement in excess of $1.5 billion over the next three years.

The world-class Collahuasi and Antamina operations in Chile and Peru respectively are planning expansions to concentrator capacity. At Collahuasi, a 20% increase in capacity will sustain copper production of over 600,000 tonnes per annum and a further project to increase production to one million tonnes is at the conceptual study stage. At Antamina, a 77% increase to proven and probable ore reserves to 745 million tonnes at a grade of

1% copper has supported a final feasibility study into a 40% expansion to the milling capacity at the concentrator to 130,000 tonnes per day.

A successful project to extend the life of Lomas Bayas and increase capacity by 15% was completed at the end of 2008. A further brownfield expansion is being assessed to maintain the expanded production rate for a further 8 or more years. Further out, a sulphide inferred resource has been identified beneath the existing mine which could supplement future cathode production from the operation.

Southern Peru is rapidly emerging as an important new copper-producing district and Xstrata's plans will see copper production from the region quadruple within the next five years. Following the acquisition of the Tintaya operation in 2006 from BHP Billiton, Xstrata Copper has developed the Antapaccay deposit, some 10 kilometres away, into a brownfield 160,000 tonnes per annum expansion project to extend Tintaya's remaining life to over 20 years at a significantly increased level of annual output. This brownfield project is being developed in parallel with the Las Bambas project. An early stage exploration option acquired in 2004 for $91 million, Las Bambas has progressively been developed into a major copper project to construct a 300,000 tonne per annum open pit operation. Capital and operating costs for both projects will be reduced by leveraging existing regional infrastructure and by extracting operational synergies as part of an integrated regional strategy. Xstrata Copper has announced an upgraded total Mineral Resource in southern Peru of over 2 billion tonnes, representing a 23% increase in tonnage to the previous estimate, comprising a resource of 720 million tonnes at a copper grade of 0.54% at Antapaccay and a 1.1 billion tonne resource at Las Bambas at 0.77% copper with a 0.3% copper cut-off grade.

At Ernest Henry in north-west Queensland, Australia, a feasibility study is nearing completion to examine the potential to convert the open cut operation into an underground mine to extend the life of the operation.

A full feasibility study is also under way at the Tampakan copper-gold project in the Philippines and at the El Pachón project in Argentina mineral resources were increased by 41% over the previous estimate, to a total of 1.4 billion tonnes at a copper grade of 0.58%, using a 0.3% cut off grade. A pre-feasibility study is under way into the Frieda River project in Papua New Guinea.

Xstrata Nickel's pipeline includes four additional growth projects in varying stages of development, including the Kabanga sulphide project in Tanzania at which work to complete the feasibility study will continue throughout the second half, and the Araguaia project in Brazil, which has been deferred without any loss of optionality until market conditions improve.

Xstrata Coal's portfolio continues to be characterised by a broad range of brownfield and greenfield growth projects that can be initiated as market conditions allow and which provide the potential to increase coal production by over 70% over existing levels.

In platinum, brownfield expansions to the Eland operation are expected to progressively double current production to some 300,000 ounces of platinum for an indicative capital cost of $412 million over the next six years.

Xstrata Zinc has the potential to expand its Mount Isa mining operations at a low capital cost including further extensions to the George Fisher underground and Black Star open cut operations. Xstrata Zinc's Pallas Green project in Ireland published promising mineral resource estimates incorporating a third high-grade zone, to increase the inferred resource to 11 million tonnes at 10 per cent zinc and 2 per cent lead, as drilling continues to assess its potential.

Industry consolidation

The evolution of the mining industry over the past several years illustrates the pre-eminence of the major diversified mining group. The most significant combination in our industry in the past ten years, namely the merger of BHP and Billiton in 2001, clearly demonstrates the ability of larger, more diverse mining groups to achieve superior and more consistent returns for shareholders through the cycle, encouraging others to follow suit. Scale is not a pursuit in of and for itself, but scale in a capital-intensive industry which is increasingly finding new deposits in riskier and more challenging regions of the world provides the ability to own and develop multiple large projects without risking a substantial portion of the company's capital in any one region or to any one project. Scale also brings an improved ability to access capital, talent and new resources and to capture

external opportunities. As a further driver of consolidation, the quest for diversification aims to deliver more stable returns over the cycle and improved ability to manage risks across commodities, geographies, currencies and end-use customer segments. These attributes and the delivery of large-scale organic growth are key in the mining sector, allowing the large diversifieds to deliver consistently higher returns at demonstrably reduced risk.

A defining feature of Xstrata's development into a major mining group has been our ability to identify and successfully execute opportunities to create value and play an active role in the continuing consolidation of the industry. This is why I recently wrote to the Board of Anglo American to propose that the two companies engage in discussions regarding a merger of equals.

Combining Xstrata with Anglo American is widely accepted to represent the most compelling major combination in the industry, by virtue of our complementary asset and commodity and project portfolios, geographic proximity in key regions and the substantial and unique synergy potential of an enlarged entity. The combination would create a new major diversified mining powerhouse, able to compete more effectively with our larger peers including BHP Billiton, Rio Tinto and Vale. It would benefit from enhanced geographic and commodity diversification, optionality and resilience.

Significant pre-tax synergies have been quantified and would add over $1 billion to the combined entity's EBITDA every year by the third year following completion[1]. These arise uniquely from a merger, with further upside potential undoubtedly available. Gross one-off realisation costs of not more than $500 million in total will be incurred in the first two years following completion. A first rate, combined portfolio of growth projects would enable the best projects to be prioritised, resulting in a significant uplift in returns for both sets of shareholders. Enhanced access to finance to fund growth and increased scale could allow several large-scale projects in increasingly challenging regions or with substantial capital budgets to be developed, without needing to share future earnings with third parties.

Anglo American and Xstrata shareholders would jointly own the combined company, sharing the substantial benefits that can only be realised through a merger. A merger of equals is predicated on the equality of Xstrata and Anglo American on a wide range of different measures, including market values[2], enterprise values, financial positions, reserve and resource lives, asset qualities and aggregate earnings estimates.

The value proposition of putting these two companies together is highly compelling and I continue to believe that it is in the best interests of Xstrata and Anglo American shareholders to examine the potential to create the value we have identified, for the benefit of both sets of shareholders.

This is without doubt an opportunity which merits serious consideration, without the defensiveness and usual distractions that often stand in the way of the pursuit of shareholder value.

Outlook

As stock markets rebound and achieve significant gains, it would be tempting to believe that the world is returning to pre-financial crisis conditions. However, until US consumers emerge from the current deep recession to resume expenditure and consumption in any meaningful way or domestic consumption in China of similar power emerges, I fear that this belief is somewhat premature. As an industry, it is important to remember that a full recovery is not yet definitively under way as we execute our plans for the future.

Nonetheless, the outlook for demand for most commodities is positive.

---

[1] Xstrata's estimate of these core synergies has been reported on in accordance with the City Code on Takeovers and Mergers. See Xstrata's announcement of 24 June 2009.

[2] As of 3 August 2009, the relative contributions of the market values of Xstrata and Anglo American were 51% to 49% respectively. The market value of Xstrata's Ordinary Shares of GBP25.1bn is based on the closing middle-market price of an Xstrata share of GBp865.5, assuming 2,895,516,023 Xstrata Ordinary Shares (2,933,011,620 Xstrata Ordinary Shares in issue, less 28,428,786 Xstrata Ordinary Shares held in Xstrata's equity capital management programme by Batiss and 9,066,811 Xstrata Ordinary Shares held by Xstrata's Employee Share Ownership Plan). The market value of Anglo American's Ordinary Shares of GBP24.3bn is based on the closing middle-market price of an Anglo American Ordinary Share of GBp2,023, provided by the London Stock Exchange on 3 August 2009, assuming 1,199,746,913 Anglo American Ordinary Shares (1,342,925,796 Anglo American Ordinary Shares in issue, less 112,300,129 Ordinary Shares held by Anglo American investment companies, 4,445,244 Ordinary Shares held by Anglo American's Employee Benefit Trust and 26,433,510 Anglo American Ordinary Shares held in Treasury).

Industrial production growth in China is now widely believed to be underpinned by stimulus investment and infrastructure development, sowing the seeds for another period of strong demand growth from the region once the Western economies and export markets recover. Economic and financial indicators for India, Japan and recently the US are beginning to point to a return to growth over the next twelve months, which of course bodes well for stronger, more sustained commodity demand for Xstrata's key commodities. While some uncertainty remains over the short-term outlook, the medium to longer term fundamentals for commodities remain very robust.

Xstrata is very well positioned in this environment. Our portfolio is exposed to early-stage recovery commodities, a view supported by analysis that illustrates that demand for copper, lead and iron ore have historically shown the strongest correlation to growing industrial production. Demand for thermal coal, nickel and zinc closely follow and together with copper and lead account for over 95% of Xstrata's earnings (EBITDA in H109).

Furthermore, the majority and a growing proportion of our sales are into rapidly growing markets including China, India, Russia, Japan and South America, which are showing increasing strength in industrial production growth. Xstrata's sales are also predominantly to the construction, infrastructure and electricity generation sectors, all of which are set to continue to expand, boosted by stimulus packages weighted heavily towards these sectors.

Most importantly of all, the entrepreneurial, value-seeking culture which permeates Xstrata and which we have instilled into the many different businesses we have acquired and integrated in the intervening years continues to liberate operational managers to deliver value and seek out new and innovative ways to improve their operational performance, with demonstrable, year-on-year benefits.

It is very pleasing that our recent initiatives have further optimised Xstrata's competitive position, enabling our businesses to reap the maximum benefit from improving market conditions for metal and coal. It seems to me that we have in this company a recipe for superior shareholder value creation and performance.

ML Davis

Financial Review

Basis of presentation of financial information

Financial information is presented in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union. The reporting currency of Xstrata plc is US dollars. Unless indicated to the contrary, revenue, operating earnings before interest, taxation, depreciation and amortisation (EBITDA) and operating profit are reported in the Chief Executive's Report and the Operating and Financial Review before exceptional items. Exceptional items are significant items of income and expense which, due to their nature or expected infrequency, are presented separately on the face of the income statement. All dollar and cent figures provided refer to US dollars and cents.

Pro forma results include earnings from the acquired Prodeco thermal coal operations on a fully consolidated basis from 1 January 2009. Xstrata is entitled to all earnings and cash flows from Prodeco in the period. In the statutory results, net earnings from Prodeco are included in financial income, due to the option for repurchase granted to Glencore, exercisable up to the first anniversary of the closing date. In the event the option is exercised, Xstrata will receive a consideration of $2.25 billion from Glencore, retain the earnings from Prodeco from 1 January 2009 until the date of exercise and be reimbursed for the net balance of any cash invested by Xstrata and any profits accrued but not distributed to Xstrata during this period.

Consolidated operational results

CONSOLIDATED RESULTS $m	**Pro forma Six months to 30.06.09**	Statutory Six months to 30.06.09	Statutory Six months to 30.06.08	Statutory Year ended 31.12.08
Alloys	**530**	530	1,205	2,002
Coal	**3,570**	3,242	3,268	7,944
Copper	**3,687**	3,687	7,447	11,464
Nickel	**741**	741	2,101	3,105
Zinc	**1,295**	1,295	1,933	3,202
Technology	**46**	46	138	235
Total Group Revenue	**9,869**	9,541	16,092	27,952
Attributable Total Group Revenue	***9,442***	*9,114*	*15,524*	27,092
Alloys	**(16)**	(16)	694	1,094
Coal	**1,568**	1,438	1,338	4,170
Copper	**1,017**	1,017	2,676	3,160
Nickel	**25**	25	729	816
Zinc	**247**	247	469	435
Technology	**10**	10	22	38
Corporate and unallocated	**(36)**	(36)	(241)	(68)
Total Group Operating EBITDA	**2,815**	2,685	5,687	9,645
Attributable Total Group Operating EBITDA	***2,616***	*2,486*	*5,404*	9,458
Alloys	**(52)**	(52)	654	1,007
Coal	**1,207**	1,137	1,034	3,546
Copper	**648**	648	2,246	2,297
Nickel	**(179)**	(179)	491	341
Zinc	**84**	84	308	104
Technology	**8**	8	19	32
Corporate and unallocated	**(41)**	(41)	(246)	(78)
Total Group Operating profit	**1,675**	1,605	4,506	7,249
Attributable Total Group Operating profit	***1,510***	*1,440*	*4,257*	7,144

Average metals prices declined significantly in the first half of 2009 compared to the first half of 2008, as a result of depressed economic and industrial activity in the aftermath of the financial crisis in late 2008. The net impact of lower commodity prices reduced operating profit by $3.6 billion in total, with a particularly significant impact of $2 billion from lower copper prices. Coal benefited from record prices agreed in 2008 for the year to April 2009 and a recovery in Australian thermal coal spot prices in the second quarter. The positive impact was, however, muted as a result of the deferral of deliveries under high priced coking coal contracts settled in 2008. A net total of $133 million was added to operating profit compared to a strong first half performance in the prior year. The full earnings impact of lower metals prices was offset by foreign exchange gains of $894 million in total, due to a stronger US dollar against local operating currencies compared to the prior period and the successful implementation of cost saving initiatives which reduced the Group's operating cost base by $119 million in real terms.

Xstrata's unbroken record of real unit cost reductions at every reporting period continued in the first half of 2009, driven by additional cost saving initiatives implemented across the Group in response to weak economic conditions. Xstrata Copper achieved real unit cost savings of $81 million as a result of productivity improvements and higher production rates at most of its operations relative to the first half of 2008, procurement savings through the revision of all major contracts, reductions in contractor numbers and improved consumption rates for key consumables. Xstrata Zinc reduced real unit costs by $58 million compared to the prior period. The Mount Isa zinc-lead operations were substantially restructured during the first half to increase

production, enhance recoveries and enable record throughput at the recently expanded Mount Isa zinc-lead concentrator.

The accelerated transformation of Xstrata Nickel towards a second quartile cash cost producer saw the early closure of high-cost, end of life operations at Sudbury during the first half and the successful commencement of initial high-grade production at the Nickel Rim South mine. Increased mined nickel production from Raglan and Xstrata Nickel Australasia boosted overall mined nickel production, while the Falcondo ferronickel operation remained on care and maintenance. In total these initiatives realised $42 million of real unit cost savings. During the remainder of the year, the continued emphasis on the optimisation of operations will focus on improved cost competitiveness and cash conservation. The increased contribution from Nickel Rim South is expected to further decrease unit costs in the second half and thereafter.

At Xstrata Alloys, up to 80% of ferrochrome production was suspended progressively from late 2008 in response to growing stocks and poor demand. Despite higher standing charges and reduced volumes due to idled capacity, Xstrata Alloys achieved real cost savings of $9 million by prioritising production from its proprietary low-cost, energy efficient Premus technology furnaces at Lion and Lydenburg.

In response to weaker market conditions, production was temporarily suspended at Xstrata Coal's Oaky Creek No. 1 longwall operation in December 2008, while the Beltana thermal coal underground operation mined through a faulted area to avoid sterilising a section of the coal resource. Both decisions maximised the long term value of the operations but led to a short term negative impact on real unit costs at Xstrata Coal. In addition, a higher proportion of higher margin but higher cost export sales compared to sales to domestic customers increased unit costs as a result of higher rail and port costs, but had a positive impact on margins due to higher sales prices. Cost increases were partially offset by improved productivity at Newlands North Underground and other cost savings initiatives across the coal business.

Further unit cost savings are expected during the second half of 2009 as the group realises the full effect of the measures taken in response to the weak economic environment. At Xstrata Coal, production will be positively impacted by the recommencement of production at Oaky Creek No 1 and the relocation of the longwall at Beltana to a new longwall block, while production at Xstrata Copper is expected to increase in the second half compared to the first half of 2009.

OPERATING PROFIT VARIANCES	$m
Operating profit 30.06.08	**4,506**
Sales price*	(3,590)
Volumes	(95)
Unit cost – real	119
Unit cost – CPI inflation	(144)
Unit cost – mining industry inflation	(183)
Unit cost – foreign exchange	894
Other income and expenses	130
Depreciation and amortisation (excluding foreign exchange)	(32)
Business combinations	70
Operating profit 30.06.09 (pro forma)	**1,675**

* net of commodity price linked costs, treatment and refining charges

A strong production performance and increased sales volumes from Xstrata's thermal coal, copper, nickel and zinc operations were offset by the impact of suspended ferrochrome, ferronickel and coking coal capacity, reducing operating profit by a net $95 million.

Higher depreciation was largely due to increased Australian thermal coal production volumes due to productivity improvements at the Newlands Northern Underground operation.

Mining industry inflation rose by $183 million compared to the first half of 2008 and was largely due to a 75% increase in rail and port tariffs across the industry in South Africa and a 12-13% escalation, as referenced by external indices, in the cost of materials for the coal industry in Australia and South Africa. , These increases were partially offset by reduced fuel costs due to lower oil prices.

The acquisition of Prodeco added $130 million to EBITDA and $70 million to pro forma operating profit or $87 million excluding the impact of fair value uplift depreciation and amortisation. This result does not reflect a significant increase in inventories of coal, which will be delivered this year under the offtake agreement with Glencore at the agreed price of $75 per tonne. Production remains on track for 11 million tonnes for the year. Other income and expenses benefited from lower share-based payments costs due to a lower average share price.

AVERAGE COMMODITY PRICES	Unit	Six months to 30.06.09	Six months to 30.06.08	% Change
Australian FOB export coking*	$/t	**142.6**	165.9	(14)
Australian FOB export semi-soft coking*	$/t	**169.8**	107.3	58
Australian FOB export thermal coal*	$/t	**89.2**	78.5	14
Americas FOB export thermal coal*	$/t	**76.8**	71.1	8
South African export thermal coal*	$/t	**69.8**	76.4	(9)
Copper (average LME cash price)	$/t	**4,046**	8,126	(50)
Nickel (average LME cash price)	$/t	**11,690**	27,320	(57)
Lead (average LME cash price)	$/t	**1,332**	2,601	(49)
Zinc (average LME cash price)	$/t	**1,322**	2,269	(42)
Ferrochrome (Metal Bulletin)	¢/lb	**74.0**	156.5	(53)
Ferrovanadium (Metal Bulletin)	$/kg	**22.5**	70.6	(68)
Platinum (average LBM cash price)	$/oz	**1,098**	1,953	(44)
* average received price				

Metals prices declined significantly compared to the corresponding period in 2008, with average copper, nickel and ferrochrome prices falling by over 50% period-on-period. Prices gradually increased during the second quarter from the very depressed levels seen in the first quarter, as higher demand from China and the impact of fiscal stimulus packages in China and other regions boosted demand for infrastructure-related commodities. Realised hard coking coal prices declined as a result of the deferral of high priced coking coal contracts together with the impact of selling into the Chinese spot market at lower than contracted prices. Australian thermal coal prices benefited from record contract prices for the 2008/2009 Japanese Financial Year contracts and a recovery in spot prices in the second quarter of 2009. South African thermal coal realised prices were lower period-on-period, due to subdued European demand and lower spot prices.

CURRENCY TABLE TO $	Average H109	Average H108	% change	At 30.06.09	At 30.06.08	At 31.12.08
USD:ARS	**3.64**	3.14	16	**3.80**	3.03	3.45
AUD:USD	**0.71**	0.92	23	**0.81**	0.96	0.70
USD:CAD	**1.21**	1.01	20	**1.16**	1.01	1.22
USD:CHF	**1.13**	1.05	8	**1.09**	1.02	1.07
USD:CLP	**586**	467	25	**533**	521	637
USD:COP	**2,321**	1,837	26	**2,144**	1,902	2,249
USD:PEN	**3.10**	2.85	9	**3.01**	2.97	3.13
EUR:USD	**1.33**	1.53	13	**1.40**	1.58	1.40
GBP:USD	**1.49**	1.97	24	**1.65**	1.99	1.46
USD:ZAR	**9.19**	7.66	20	**7.71**	7.91	9.32

Earnings

The pre-exceptional effective tax rate for the period was 25% compared to 27% for the six months ended 30 June 2008, due to lower earnings in higher-tax regions. Minority interests decreased due to lower profitability at Alumbrera in the period.

EARNINGS SUMMARY $m	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Operating profit statutory (before exceptional items)	**1,605**	4,506	7,249
Share of results from associates	**(40)**	7	12
Net finance costs	**(232)**	(396)	(660)
Income tax expense	**(339)**	(1,102)	(1,634)
Effective tax rate	**25%**	27%	25%
Minority interests	**(85)**	(186)	(269)
Attributable profit (before exceptional items) from continuing operations	**909**	2,829	4,698
Earnings per share (before exceptional items) from continuing operations*	**0.38**	1.66	2.77
Loan issue costs written-off	**(41)**	-	-
Net losses from recycled foreign currency translation reserve	**-**	(11)	(226)
Restructuring and closure costs	**(40)**	(62)	(125)
Liability fair value adjustments	**79**	(206)	(194)
Impairment of assets	**(36)**	-	(974)
Share of loss from associates	**(248)**	-	(34)
Inventory write downs	**-**	-	(93)
Profit on restructure of joint venture	**-**	213	213
Income tax on exceptional items	**20**	10	330
	(266)	(56)	(1,103)
Attributable profit†	**643**	2,773	3,595
Earnings per share*†	**0.27**	1.63	2.12

* Restated after applying a rights issue bonus factor of 0.57

Exceptional costs were incurred in the restructuring of Xstrata's nickel operations, including costs of $40 million related to the accelerated closure of Craig and Thayer-Lindsley operations at Sudbury. The indefinite suspension of the Montcalm nickel mine resulted in an impairment charge of $36 million. Exceptional items include a total of $248 million for the impairment of Xstrata's investment in Lonmin following lower forecast production volumes and Xstrata's share of Lonmin's reported exceptional items. In addition, a charge of $41 million was incurred in relation to the write-off of capitalised borrowings costs due to the early repayment of syndicated loans and a gain of $79 million was recorded due to the revaluation of liabilities relating to Xstrata Coal's black economic partnership with ARM.

OPERATING PROFIT SENSITIVITIES $m	Impact on H2 2009*	Indicative full year**
1¢/lb movement in ferrochrome price	**5**	12
$1/kg movement in ferrovanadium price	**2**	4
$1/tonne movement in Australian thermal export FOB coal price	**2**	36
$1/tonne movement in Australian coking export FOB coal price	**-**	5
$1/tonne movement in South African export thermal FOB coal price	**1**	10
$1/tonne movement in South American export thermal FOB coal price	**4**	10
1¢/lb movement in copper price	**13**	26
$10/oz movement in gold price	**3**	6
$1/lb movement in nickel price	**66**	127
1¢/lb movement in zinc price	**11**	22
$100/tonne movement in zinc treatment charge price	**12**	10
1¢/lb movement in lead price	**3**	6
$100/oz movement in platinum price	**7**	14
$100/oz movement in palladium price	**3**	7
10% movement AUD	**112**	405
10% movement CAD	**97**	192
10% movement EUR	**17**	31
10% movement ZAR	**68**	160

* After impact of currency and commodity hedging, and contracted, priced sales as at 30 June 2009

** Assuming current annualised production and sales profiles, no currency or commodity hedging and no contracted, priced sales and purchases at 30 June 2009

Cash Flow, Net Debt and Financing Summary

Despite significantly lower realised commodity prices, Xstrata's operations generated $1.6 billion of cash in the first half of 2009. Tax paid decreased substantially compared to the corresponding period in 2008, predominantly due to lower earnings. Sustaining capital expenditure was reduced by over $200 million compared to the first half of 2008 as a result of successful capital conservation initiatives across each business unit. Expansionary capital spending was scaled back to conserve cash while retaining Xstrata's significant organic growth options. The Group's policy of maintaining its borrowings in US dollars subject to a floating rate of interest enabled Xstrata to benefit from lower three month US Libor rates for the period of 1.0% compared to 3.0% in the corresponding period. The average interest rate paid on Group borrowings fell to 2.6%.

On 29 January, Xstrata announced a fully underwritten 2 for 1 rights issue, as part of a series of proactive measures to strengthen the Group's balance sheet during the prevailing uncertain economic climate. The rights issue was successfully completed on 17 March, with 99.42% shareholder acceptance. The net proceeds from the rights issue were $3,714 million, net of capital raising costs and the net acquisition cost of $2 billion for the Prodeco coal operations.

As a result of the successful rights issue, net debt decreased to $13.1 billion from $16.0 billion, with a commensurate reduction in gearing (net debt/net debt plus equity) from 40% to 28%.

Other investing activities included Xstrata's subscription to the Lonmin rights issue in June 2009.

MOVEMENT IN NET DEBT

$m	**Six months to 30.06.09**	Six months to 30.06.08
Cash generated from operations	**1,564**	4,432
Net interest paid	**(342)**	(300)
Dividends received	**-**	1
Tax paid	**(403)**	(1,048)
Cash flow before capital expenditure	**819**	3,085
Sustaining capital expenditure	**(502)**	(703)
Disposals of fixed assets	**7**	6
Free cash flow	**324**	2,388
Expansionary capital expenditure	**(836)**	(1,461)
Cash flow before acquisitions	**(512)**	927
Purchase of Prodeco	**(2,000)**	-
Purchase of subsidiaries and operations net of cash acquired	**-**	(3,654)
Other investing activities	**(166)**	-
Net cash flow before financing	**(2,678)**	(2,727)
Net purchase of own shares	**(5)**	(17)
Issue of share capital	**5,714**	68
Equity dividends paid	**-**	(327)
Dividends paid to minority interests	**(72)**	(111)
Debt acquired with operations	**-**	(14)
Other non-cash movements	**(27)**	(32)
Movement in net debt	**2,932**	(3,160)
Net debt at the start of the year*	**(16,026)**	(11,410)
Net debt at the end of the period*	**(13,094)**	(14,570)

* Includes derivative financial instruments that have been used to provide an economic hedge

RECONCILIATION OF EBITDA TO CASH GENERATED FROM OPERATIONS

$m	**Six months to 30.06.09**	Six months to 30.06.08
Operating EBITDA statutory	**2,685**	5,687
Share based compensation plans	122	116
Increase in inventories	(288)	(653)
Increase in trade and other receivables	(687)	(1,235)
Increase in deferred stripping and other assets	(363)	(191)
(Decrease)/increase in trade and other payables	(7)	630
Movement in provisions and other non-cash items	102	78
Cash generated from operations	**1,564**	4,432

NET DEBT SUMMARY $m	As at 30.06.09	As at 31.12.08
Cash	**1,039**	1,156
External borrowings	**(13,992)**	(17,072)
Finance leases	**(141)**	(110)
Net debt*	**(13,094)**	(16,026)
Net debt to net debt plus equity	**28%**	40%

* Includes derivative financial instruments that have been used to provide an economic hedge

Working Capital

WORKING CAPITAL $m	As at 30.06.09	As at 31.12.08
Inventories	**4,076**	3,573
Trade and other receivables	**2,717**	1,941
Prepayments	**213**	288
Trade and other payables	**(3,306)**	(3,233)
Net working capital	**3,700**	2,569

Increased net working capital was driven by the increase in commodity prices at 30 June 2009 compared to the end of 2008. Trade receivables increased due to higher-value sales and inventories and trade payables increased due to the higher cost of smelter feed-stocks. The US dollar weakened during the first half compared to the end of 2008, which increased US dollar working capital balances translated from local currencies. In response to the weak economic environment management has taken steps to optimise working capital where possible.

Treasury Management and Financial Instruments

The Group is generally exposed to US dollars through its revenue stream and seeks to source debt capital in US dollars directly or by borrowing in other currencies and swapping them into US dollars.

Currency cash flow hedging may be used to reduce the Group's short-term exposure to fluctuations in the US dollar against local currencies. The unrealised mark-to-market gain on currency hedges at 30 June 2009 was $245 million. Currency hedging gains reflected in the income statement for the first half amounted to $45 million. These related to coal sales for which prices were contractually fixed.

The Group did not enter into any strategic, long-term base metals hedging contracts in the period.

Consolidated Capital Expenditure

CAPITAL EXPENDITURE SUMMARY (excludes deferred stripping expenditure) $m	**Pro forma Six months to 30.06.09**	Statutory Six months to 30.06.09	Statutory Six months to 30.06.08	Statutory Year ended 31.12.08
Alloys	**38**	38	44	101
Coal	**152**	151	186	459
Copper	**204**	204	214	557
Nickel	**42**	42	126	267
Zinc	**54**	54	128	278
Technology	**1**	1	1	3
Unallocated	**1**	1	4	9
Total Sustaining	**492**	**491**	703	1,674
Attributable Sustaining	*485*	*484*	*691*	*1,633*
Alloys	**17**	17	50	121
Coal	**462**	315	368	745
Copper	**173**	173	220	558
Nickel	**432**	432	645	1,645
Zinc	**26**	26	177	377
Technology	**-**	-	1	3
Total Expansionary	**1,110**	**963**	1,461	3,449
Attributable Expansionary	*979*	*832*	*1,266*	*2,983*
Alloys	**55**	55	94	222
Coal	**614**	466	554	1,204
Copper	**377**	377	434	1,115
Nickel	**474**	474	771	1,912
Zinc	**80**	80	305	655
Technology	**1**	1	2	6
Unallocated	**1**	1	4	9
Total	**1,602**	**1,454**	2,164	5,123
Attributable total	*1,464*	*1,316*	*1,956*	*4,616*

Expansionary capital expenditure in the period decreased by 24% to $1,110 million, including $147 million of expenditure at Prodeco, compared to $1,461 million in the first half of 2008. Expansionary spending was scaled back by Xstrata's business units following the deterioration of the economic environment to prioritise, reschedule and reduce spending while retaining full optionality to develop value-adding projects when market conditions improve.

During the period, capital expenditure was prioritised to focus on the on-time delivery of near-term, high return growth projects including the Nickel Rim South mine in Sudbury, Canada, which is on track to ramp up to 60% of full operating capacity by the end of 2009 and the new Goedgevonden open cut thermal coal mine in South Africa, where plant commissioning occurred on schedule in the second quarter and full commissioning is on track to start during the third quarter.

The Koniambo nickel project in New Caledonia is the Group's largest project in terms of capital expenditure in 2009 and will develop a tier one, long life, low cost nickel operation, further optimising Xstrata's nickel portfolio. The project remains on schedule and within budget and start up is expected in the first half of 2012 with full ramp up to an annual production capacity of 60,000 tonnes of nickel within the following two years.

Xstrata Copper continued to progress its significant portfolio of organic brownfield and greenfield growth projects in the first half of 2009. Feasibility studies progressed and will be finalised during the second half for brownfield expansions and extensions at five of Xstrata Copper's operations. At Collahuasi, in Chile, and Antamina, in Peru, feasibility studies are being completed for 20% and 40% expansions, respectively, of concentrator throughput capacities. Feasibility studies are underway for a further brownfield expansion at Lomas Bayas in north Chile and an underground extension of the Ernest Henry mine in North Queensland. Feasibility studies will be completed for the Antapaccay brownfield expansion to the Tintaya operation and the

greenfield Las Bambas project, which will together transform this area of southern Peru into a major copper producing region for Xstrata. In the Asia-Pacific Region expenditure commenced for a final feasibility study on the Tampakan project in the Philippines, as well as the launch of a pre-feasibility study into the Frieda River project in Papua New Guinea.

A number of high-return, brownfield expansion projects continue at Xstrata Coal, including the development of the underground Blakefield South thermal coal mine in New South Wales, with start-up of the longwall expected in mid 2010. The expansion of the Wollombi coking coal operation is on track to commence in the first half of 2010. At the Arthur Taylor Colliery Open-Cast Mines (ATCOM), the ATCOM East project, which integrates reserves previously operated in the Douglas Tavistock Joint Venture into existing operations at ATCOM, is expected to reach full production in the first half of 2011. Feasibility studies continue at a number of brownfield and greenfield projects, including the 20 million tonnes per annum Wandoan thermal coal project in Queensland. Earthworks at the Mangoola greenfield thermal coal development are due to be completed during the second half and infrastructure is scheduled for completion in early 2012.

The expansion of the Mount Isa zinc-lead concentrator to 8 million tonnes per annum of throughput has been completed and an encouraging resource estimate has been published at the Pallas Green zinc project in Ireland.

Total capital spending for 2009 of approximately $3.6 billion is anticipated for the full year in 2009. While sustaining capital expenditure is expected to rise slightly from the first half level, expansionary capital expenditure will accelerate in the second half to continue to deliver near-term growth projects in nickel and thermal coal, with construction decisions due for five copper brownfield projects by early 2010.

Acquisitions and disposals

On 3 March 2009, Group acquired 100% of the Prodeco Colombian coal operations (Prodeco) from Glencore International AG (Glencore) for a net consideration – after the cost of granting the call option - of $2 billion with an effective date of 1 January 2009. The Group agreed to grant Glencore a call option to repurchase Prodeco up to the business day following the anniversary of the acquisition for $2.25 billion, plus all profits of Prodeco accrued but not distributed and the net amount of cash paid into Prodeco by the Group. In the statutory accounts, Prodeco is included as a financial asset during the call option period with the net earnings and pro-rata Glencore call option premium included in finance income during this period. If the Glencore call option is not exercised, Prodeco will be consolidated as a fully-owned subsidiary from the date the option lapses.

Rights issue

On 18 March 2009, 1,955,341,080 ordinary shares were issued under a rights issue which was structured as an issue of 2 new ordinary shares at a price of GBP 2.10 per share for every 1 existing ordinary share held, raising a $5,714 million after expenses. The theoretical ex-rights price for an ordinary share was GBP3.405. The 2008 comparative dividends and earnings per share have been restated after applying a factor of 0.57 in order to adjust for the bonus element of the rights issue and 2009 figures have also been adjusted for this bonus element.

Dividends

In light of the rights issue, Xstrata's Board of Directors has decided to pay no dividend in the first half of 2009. The Board recognises the importance of dividend payments to shareholders and will resume dividend payments at the earliest opportunity.

Share Data

Under IFRS, own shares (treasury stock) are deducted from the total issued share capital when calculating earnings per share. During the period, 1,595,937 shares were disposed and 822,529 purchased. 16,377,594 shares were subscribed to from the rights issue on 18 March 2009 using proceeds from the sale of rights entitlements.

SHARE PRICE	XTA LSE (GBP)	XTA SWX (SFR)
Closing price 31.12.08*	3.62	5.55
Closing price 30.06.09	6.57	11.70
Period high	7.78	13.75
Period low	2.98	4.75
Period average	5.20	8.80

* Share price adjusted for the rights issue in March 2009

SHARES IN ISSUE FOR EPS CALCULATIONS	Number of shares (000s)
Weighted average for 6 months ended 30.06.09 used for statutory eps calculation	2,390,534
Weighted average for 6 months ended 30.06.08 used for statutory eps calculation*	1,697,119
Weighted average for 12 months ended 31.12.08 used for eps calculation*	1,693,504
Total issued share capital as at 30.06.2009	2,933,012

* * The 30 June 2008 and 31 December 2008 comparative earnings per share have been restated after applying a rights issue bonus factor of 0.57.

PUBLICLY DISCLOSED MAJOR SHAREHOLDERS Name of shareholder	Number of Ordinary shares of US$0.50 each at 30.06.09	% of Ordinary issued share capital
Glencore International AG*	1,010,403,999	34.45%
Capital Group Companies	146,721,335	5.01%
Legal and General Investment Management Ltd	98,915,151	3.37%
Barclays PLC	96,954,022	3.31%

* The voting rights comprised in this interest are directly controlled by Finges Investment B.V., a wholly-owned subsidiary of Glencore International AG

Principal risks and uncertainties

The Xstrata Group is exposed to a number of risks and uncertainties which exist in our business and which may have an impact on our ability to execute our strategy effectively in the future. The principal risks and uncertainties facing the Group, as outlined in the Annual Report 2008 in the Business review section on pages 25 to 29, remain appropriate for 2009.

Markets | Alloys

Ferrochrome and vanadium

Stainless steel melt significantly weakened in the first half of 2009, materially reducing global demand for ferrochrome. Global stainless steel melt production of 10.4 million tonnes in the first half of 2009 was approximately 30% lower than the same period in 2008 and 9% lower than the second half of 2008, with material reductions from Western European, Japanese and American producers. In contrast, China's stainless steel melt production for the first six months of the year was 20% higher than in the second half of 2008 and only slightly weaker than in the first half of 2008.

The significant reduction in demand from stainless steel producers and increasing worldwide stockpiles led to a sharp fall in the European Benchmark ferrochrome base price from its record highs in early 2008 of 205¢ per pound to settle at 79¢ per pound in the first quarter of 2009. Prices dropped a further 10¢ per pound in the second quarter of 2009.

Lower prices led to the majority of Chinese domestic ferrochrome production becoming uncompetitive and consequently, Chinese ferrochrome imports increased by 60% in the first half of 2009 compared to the same period in 2008. China's import of ore for the first half of 2009 significantly decreased by 33% compared to the same period in 2008. Approximately 48% of Chinese ore imports originated from South Africa.

Global crude steel production dropped by 23% in the first half of 2009, compared to the same period in 2008, impacting demand for vanadium. In response, significant production cuts were made by several major vanadium producers. Chinese crude steel production however remained relatively unchanged compared to the first half of 2008, and accounts for around 50% of global production.

Outlook

Global stainless steel melt production started to recover towards the end of the second quarter and is expected to continue to strengthen into the third quarter as major restocking takes place. Increasing demand for ferrochrome, combined with lower global stocks, has resulted in a third quarter European Benchmark price of 89¢ per pound, an increase of 29% over the second quarter price.

Vanadium demand and prices are expected to increase from their current low levels, supported by global economic stimulus plans, which include significant investment in infrastructure.

Platinum Group Metals (PGM)

In the first half of 2009, a significant reduction in automobile sales in OECD economies was partly offset by continued demand from China for both automobiles and platinum jewellery and from strong investment and speculative activity. Platinum prices reached a high of $1,284 per ounce in the first half of 2009 from lows in 2008 of $760 per ounce. Platinum, palladium and rhodium prices ended the first six months of 2009 at $1,191, $250 and $1,450 per ounce respectively, an increase of 28%, 35% and 16% since the beginning of 2009.

Outlook

Seasonal automobile production shutdowns during the northern hemisphere summer are likely to contribute to continued lower demand for PGMs from western Europe and the US. The full impact of lower OECD demand is expected to be offset by continued demand from China and investment in exchange-traded funds. The medium to long term outlook for PGMs remains positive and is expected to respond to improving global economic conditions and the continued tightening of emissions legislation globally, underpinning increased demand for catalytic converters.

Xstrata Alloys

FINANCIAL AND OPERATING DATA $m	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Ferrochrome and vanadium			
Revenue	**448**	993	1,733
Operating EBITDA	**(36)**	541	959
Depreciation and amortisation	**(22)**	(24)	(52)
Operating profit/(loss)	**(58)**	517	907
Share of Group Operating profit	**(3.5)%**	11.5%	12.5%
Capital employed	**1,135**	1,156	969
Return on capital employed*	**(12.2)%**	86.5%	83.0%
Capital expenditure	**35**	44	108
Sustaining	**35**	39	95
Expansionary	**-**	5	13
Platinum Group Metals			
Revenue	**82**	212	269
Operating EBITDA	**20**	153	135
Depreciation and amortisation	**(14)**	(16)	(35)
Operating profit	**6**	137	100
Share of Group operating profit	**0.4%**	3.0%	1.4%
Capital employed	**1,624**	1,621	1,333
Return on capital employed*	**0.9%**	16.4%	6.7%
Capital expenditure	**20**	50	114
Sustaining	**3**	5	6
Expansionary	**17**	45	108

* ROCE % based on average exchange rates for the period

OPERATING PROFIT/(LOSS) VARIANCES	**$m**
Operating profit 30.06.08	**654**
Sales price*	(528)
Volumes	(72)
Unit cost – real	9
Unit cost – CPI inflation	(28)
Unit cost – mining inflation	(18)
Unit cost – foreign exchange	6
Other income and expenses	(72)
Depreciation and amortisation (excluding foreign exchange)	(3)
Operating loss 30.06.09	**(52)**

*Net of commodity price linked costs, treatment and refining charges

Operations

Xstrata Alloys recorded an operating loss of $52 million in the first half of 2009, compared to an operating profit of $654 million for the same period last year. The downturn in global economic conditions created a significantly weaker pricing environment for all of Xstrata Alloys' commodities. During the first half of 2009, the ferrochrome price more than halved and the average platinum group metals' (PGM) basket reduced by 59% compared to the same period in 2008.

Up to 80% of ferrochrome smelting capacity was suspended progressively from late 2008, resulting in standing charges which reduced profits by $43 million compared to the prior year. Higher CPI in South Africa and mining inflation also contributed to the operating loss, offset by the positive impact of a weaker US dollar against the South African Rand. Despite difficult operating conditions and a material curtailment of ferrochrome production, Xstrata Alloys achieved real cost savings of $9 million due to the prioritisation of production from low cost, energy efficient furnaces using Xstrata's proprietary Premus technology.

Ferrochrome and vanadium

With only three of its twenty furnaces operating for the majority of the first half of 2009, in response to weak demand and excessive stockpiles, Xstrata Alloys' attributable saleable production of ferrochrome in the first half of 2009 was 60% lower than the same period in 2008. The Premus technology furnaces remained in operation, resulting in improved ore consumption efficiency, up by 8% on the prior period, and increased electricity efficiency, which improved by 14% compared to the first half of 2008.

Despite improved efficiencies, nominal variable costs rose by 24%, due to ongoing inflationary pressures, including a 34% increase in electricity prices and a 64% increase in average reductant prices. Cost of product, excluding standing charges, increased by 20% over the comparable period. However, cost savings initiatives including reduced use of contractors, limited maintenance expenditure and lower overtime limited fixed cost increases to approximately 8% period-on-period.

Cost savings and efficiency initiatives enabled the Xstrata-Merafe Chrome Venture to avoid retrenching any permanent employees, in order to retain its skilled labour force in anticipation of a market upturn. Training programmes, maintenance and repairs have been effected at suspended operations during this period. Mining activities have been scaled down according to smelter requirements and contractual production obligations at opencast activities were reduced to a minimum. UG2 consumption was optimised to reduce input costs.

The mining division has received all outstanding New Order Prospecting and Mining Rights and Mining Right conversions from the Department of Mineral Resources.

Platinum Group Metals (PGM)

Operating profit from Xstrata Alloys' PGMs division decreased by 96% to $6 million, due to the impact of reduced demand on prices.

The Mototolo joint venture increased throughput by 203,000 tonnes a 23% increase over the comparable period in 2008 and is successfully ramping up towards achieving nameplate ROM capacity of around 200,000 tonnes per month by the end of 2009, when all major capital infrastructure will be completed.

At Elandsfontein, steady state concentrate production was attained ahead of schedule in June 2008. Total volumes mined were 6% lower than the previous year, mainly due to heavy rainfall in the first quarter of 2009. Volumes milled during the first half fell by 370,000 tonnes compared to the first half of 2008, due to the depletion of the pre-commissioning ROM stockpile during 2008.

SUMMARY PRODUCTION DATA	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Ferrochrome (kt)*	**244**	615	1,126
Vanadium**			
Ferrovanadium (k kg)	**1,313**	1,528	3,622
V_2O_5 (k lbs)	**7,039**	6,927	16,604
Platinum Group Metals**			
Platinum	**63,508**	64,518	138,098
Paladium	**31,723**	30,625	65,774
Rhodium	**9,801**	8,056	18,644
Indicative average published prices (Metal Bulletin)			
Ferrochrome (c/lb)	**74.0**	156.5	175.8
V_2O_5 ($/lb)	**5.2**	14.4	13.5
Ferrovanadium ($/kg V)	**22.5**	70.6	61.2
Average (London Platinum and Palladium Market) Platinum price ($/oz)	**1,098**	1,953	1,578
Average (London Platinum and Palladium Market) Palladium price ($/oz)	**217**	444	353
Average (Johnson Matthey) Rhodium price ($/oz)	**1,290**	8,862	6,558

* Including Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture
** 100% consolidated

Developments

Ferrochrome and vanadium

Developments were curtailed to preserve cash in light of global economic conditions and poor market conditions. Lower ore demand enabled the cessation of normal production at the Horizon mine to allow the commencement of the mine's next phase of development, which will increase capacity from 180,000 to 480,000 tonnes per annum in 2013.

The Waterval mine development has been temporarily suspended and the commissioning of the mine has been delayed. The Magareng mine development at the Thorncliffe complex continues, although at a slower rate than anticipated and it will share the beneficiation plant at Helena Mine until demand recovers.

Platinum Group Metals

Sinking of the Western Decline System at the Elandsfontein mine will commence during the latter part of 2009. This project will be followed by development of the Eastern Decline System and doubling of current concentrator capacity scheduled approximately 18 months later. Production from underground operations will replace opencast tonnage, maintaining milling throughput and gradually increasing production with the commencement of the Eastern Decline System. Production from underground operations will reach 250,000 tonnes per month by 2012, and reach a steady state of 500,000 tonnes per month during 2014, doubling current PGM production levels to 300,000 platinum ounces per annum. Elandsfontein will have an estimated mine life of approximately 21 years (excluding the Madibeng reserves).

To date, the exploration programme at the Madibeng and De Wildt properties, which commenced during August 2008, has yielded 69 UG2 reef intersections on the De Wildt property, with further exploration currently under way. Exploration is also under way at the Beestkraal properties, where the first ten boreholes have been completed, the majority of which intersected both the Merensky and UG2 reef horizons, confirming our initial expectations.

Elandsfontein is revising its opencast mine plan to incorporate additional information from the extensive infill drilling programme currently underway and to incorporate possible mineable reserves from the adjacent De

Wildt area, acquired from Nkwe Platinum in early 2008. Reserves in the De Wildt area are lower grade, but will extend the life of the opencast operations and facilitate the development of the underground operations.

A bankable feasibility study has been initiated at the northern portion of the Nkwe Platinum Ltd and Genorah Resources Ltd project area, located on the Eastern Limb of the Bushveld Igneous Complex. Xstrata has acquired an option for 50% participation dependent on the study outcome, which will be completed during the second half of 2010.

Markets | Coal

Thermal coal markets

Lower coal demand from most traditional importers in response to the economic downturn has been offset to some extent by a surge in demand from China and India, along with slower supply growth from exporters including Indonesia and Colombia. For the year to date, the market remains broadly balanced.

Despite the overall reduction in thermal coal demand in China due to the economic slowdown, thermal coal prices in the domestic market have remained higher than those in the international market. This has resulted from a tightening in supply due to domestic supply cutbacks and stalled long-term contract negotiations between the Chinese power utilities and local producers. The price differential led to a surge in import demand in the first half of 2009

While recent increases in international spot prices and freight rates have moderated the level of imports into China, thermal coal imports in the first half of 2009 rose to 35 million tonnes, 88% higher than the comparable period last year. China's exports fell by 53% compared to the same period in 2008 leading to a net import position for the first half of 2009 of 11 million tonnes, compared to net exports from China of 3 million tonnes in the first half of 2008.

Thermal coal demand in India has remained relatively buoyant and despite increased domestic coal production, domestic supply remains inadequate, boosting demand for imported coal. Thermal coal imports for the first five months of 2009 were 26 million tonnes, 63% higher than the 16 million tonnes imported in the first five months of 2008. This represents an annualised figure of 62 million tonnes, a 24 million tonne increase on 2008. Korean thermal coal demand has also increased due to the commissioning of new coal-fired power capacity.

In other major import markets such as Europe and the US, thermal coal demand has declined as a result of lower levels of economic activity. European and US thermal coal demand has also been affected by low gas prices, encouraging some utilities to favour gas over coal during the 2009 summer period. Despite lower exports from South Africa, Colombia and the US for the first half of 2009, the Atlantic market has remained in surplus with rising consumer stocks. Coal stocks at major European import terminals at the end of the first half of 2009 were at an all time high. Atlantic spot thermal prices have traded in correlation with oil price movements, while being range bound between the industry cost floor and the USA export incentive price. In comparison, the Pacific market has remained relatively buoyant leading to a build-up in vessel queues at Australian ports in the first half of 2009 and firmer spot prices.

Xstrata Coal has secured contract price settlements with Japanese Power Utilities for the year commencing 1 April 2009 in the range of $70 to $72 per tonne FOB basis 6322 GAR, and at $75 per tonne for the year commencing 1 July 2009. These settlements are generally used as benchmark prices for contracts with other customers in the Pacific market, where term and annual contracts represented 65% of Xstrata Coal's thermal coal sales in the first half of 2009.

Approximately 60% of export sales from South Africa for the first half of 2009 were priced on a spot or indexed basis, with the balance priced under term or annual contracts. FOB prices, as indicated by the API4 index, have declined from the $80 per tonne level in January to trade in a range from approximately $55 to $65 per tonne level since March. Colombian coal trades in the same range as South Africa. Under an off-take agreement with Glencore, coal from Prodeco operations is sold at US$75 per tonne basis 11300Btu/lb.

Outlook

Coal's competitiveness with alternative fuels will continue to underpin its position as a base load fuel for power generation as economic growth recovers. China's net import position, the commissioning of further generating units and higher demand from power generators in Korea and India's increasing requirement for imported coal to meet its domestic electricity needs contribute to a positive outlook for seaborne thermal coal demand in the Pacific market. Despite high stocks in both the Pacific and Atlantic markets, the thermal coal market remains in contango, suggesting stronger pricing in 2010.

Coking coal markets

The global economic downturn had an unprecedented impact on steel production with the notable exception of China, and India. The collapse in demand that began in the last quarter of 2008 appears to have bottomed out,

with blast furnace iron production for the first half of 2009 down 26% year on year in Asia (excluding China and India), 47% in the EU and 49% in the Americas. In comparison, production in India has improved in the second quarter to end the first half only 2% lower than in the corresponding period of 2008. Production has increased by 5% in China compared to the first half of 2008.

Correspondingly, lower demand for imported coking coal from the majority of steelmakers has been offset by a surge in demand from China, where coking coal imports in 2009 are running at over four times the rate the first half of 2008. Significantly increased import demand is driven by the competitiveness of imported coking coal over higher priced domestic coal as a result of supply shortages following the enforced closure of many small domestic mines that collectively supply a significant proportion of Chinese coking coal demand.

Additional import demand from China and the end of a period of significant de-stocking by steelmakers, coupled with metallurgical coal production cutbacks by several producers, has reduced the coking coal surplus during the second quarter of 2009.

Despite difficult market conditions, coking coal prices have remained relatively resilient since the beginning of the year. During the first quarter of 2009, a number of spot sales into China and India were concluded in the range of $115 – $150 per tonne. In March, long-term contract prices for 2009 were settled with Japanese Steel Mills (JSM) at a reference price of $128 - 129 per tonne for premium hard coking coal and $78-80 per tonne for semi-soft coking coal. During the second quarter a number of hard coking coal spot sales into China were concluded in the range of $105-120 per tonne FOB, reflecting the substantial increase in freight rates squeezing FOB prices. However, late May contract settlements with Indian steel producers at the same levels as for the JSMs and recent spot sales in the $140-150 per tonne range reflect the improving market outlook.

Term contract settlements in the coking coal markets include to varying extents either the cancellation, by some producers, or extension to the agreed delivery periods for higher priced 2008 carryover. Xstrata Coal, however, has agreed to extend supply terms, requiring full performance of carryover from its customers. This has largely been achieved, albeit that some negotiations are ongoing.

Term and annual contracts represented 50% of Xstrata's hard coking coal and semi-soft coking coal sales in the first half of 2009. Xstrata's hard coking coal is sold into each major market while Japan remains the dominant market for semi-soft coking coal.

Outlook

During the second half of 2009, import demand is expected to continue to recover and to increase to pre-downturn levels in India. In other regions, the restocking by steelmakers is supporting the recovery in demand while continuing to underpin recent spot price settlements and adding to growing optimism for the future. The potential timelag in restarting idled production compared to improving demand growth could contribute to improved prices in the second half.

Xstrata Coal

FINANCIAL AND OPERATING DATA $m	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Revenue: operations†*	**3,401**	3,102	7,633
Coking Australia	**391**	630	1,595
Thermal Australia	**1,906**	1,568	4,139
Thermal South Africa	**387**	543	1,058
Thermal Americas*	**717**	361	841
Revenue: other*	**169**	166	311
Coking Australia	**-**	3	2
Thermal Australia	**166**	138	260
Thermal South Africa	**3**	25	49
Total revenue*	**3,570**	3,268	7,944
Coking Australia	**391**	633	1,597
Thermal Australia	**2,072**	1,706	4,399
Thermal South Africa	**390**	568	1,107
Thermal Americas*	**717**	361	841
Operating EBITDA*	**1,568**	1,338	4,170
Coking Australia	**157**	295	1,022
Thermal Australia	**1,010**	618	2,188
Thermal South Africa	**86**	252	542
Thermal Americas*	**315**	173	418
Depreciation and amortisation*	**(361)**	(304)	(624)
Coking Australia	**(33)**	(47)	(92)
Thermal Australia	**(156)**	(153)	(317)
Thermal South Africa	**(69)**	(64)	(131)
Thermal Americas*	**(103)**	(40)	(84)
Operating profit*	**1,207**	1,034	3,546
Coking Australia	**124**	248	930
Thermal Australia	**854**	465	1,871
Thermal South Africa	**17**	188	411
Thermal Americas*	**212**	133	334
Share of Group Operating profit*	**72.1%**	22.9%	48.9%
Australia	**58.4%**	15.8%	38.6%
South Africa	**1.0%**	4.2%	5.7%
Americas*	**12.7%**	2.9%	4.6%
Capital employed	**11,409**	10,096	8,297
Australia	**6,126**	7,104	5,148
South Africa	**1,792**	1,157	1,317
Americas	**3,491**	1,835	1,832
Return on capital employed**	**23.2%**	21.0%	37.2%
Australia	**36.1%**	20.9%	45.0%
South Africa	**2.3%**	31.4%	27.7%
Americas*	**12.1%**	14.5%	18.2%
Capital expenditure*	**614**	554	1,204
Australia	**267**	369	776
South Africa	**169**	146	346
Americas*	**178**	39	82
Sustaining*	**152**	186	459
Expansionary*	**462**	368	745

* Includes Prodeco for the 6 months ended 30 June 2009
** ROCE % based on average exchange rates for the period
† Includes purchased coal for blending with mine production

OPERATING PROFIT VARIANCES	$m
Operating profit 30.06.08 statutory	**1,034**
Sales price*	133
Volumes	(166)
Unit cost – real	(71)
Unit cost – CPI inflation	(76)
Unit cost – mining industry inflation	(145)
Unit cost – foreign exchange	490
Other income and expenses	7
Depreciation and amortisation (excluding foreign exchange)	(69)
Business Combinations**	70
Operating profit 30.06.09 pro forma**	**1,207**

* net of commodity price linked costs, treatment and refining charges

** Includes Prodeco for the 6 months ended 30 June 2009

Operations

Xstrata Coal's pro forma operating profit increased by $173 million to $1.2 billion in the first half, up by 17% on the corresponding period to June 2008, reflecting higher average realised prices, the positive impact of a stronger US dollar compared to the first half of 2008, lower demurrage charges and the contribution from the recent acquisition of the Prodeco operations in Colombia, which contributed $87 million to first half operating profits, excluding fair value uplift depreciation and amortisation. EBITDA from Prodeco in the period was $130 million.

Thermal sales volumes increased by 6% on the prior year following an increase in Australian thermal sales volumes of 8% (1 million tonnes) and the inclusion of sales from Prodeco. These increases were partially offset by lower sales from South Africa.

Coking coal sales were one-third lower than in the comparable period, as a result of reduced global steel market demand, which triggered the temporary suspension of longwall operations at Oaky Creek No.1 in December 2008. The semi-soft market followed the same trend, with sales reducing by 22% compared to the first half of 2008. Oaky Creek No.1 longwall will recommence production shortly in response to the securing of recent spot sales for prime hard coking coal. Production is expected to continue while market conditions remain favourable.

Foreign exchange contributed $490 million to EBIT when compared to the prior year, as weaker operating currencies against the US Dollar in the first quarter of 2009 outweighed some strengthening of local currencies during the second quarter as commodity prices rose.

Mining and CPI inflationary pressures have continued to adversely impact Xstrata Coal earnings to June 2009, reducing EBIT by $221 million over the prior year. This is due to increased cost inputs, which included substantially higher rail freight costs in South Africa and the high steel price, as indicated by the ABS steel index. These increases have been partially offset by savings from fuel due to the lower oil price during the period.

Real unit costs increased by $71 million from first half of 2008. In Australia, this is primarily due to the temporary suspension of longwall operations at the Oaky No. 1 in response to coking coal market conditions, mining through a faulted area to avoid sterilising a future profitable section of the coal resource at Beltana underground mine and geotechnical issues at Rolleston for which management plans are in place. Unit costs rose in South Africa as a result of temporary higher costs during the transition to open cut operations at Goedgevonden and ATCOM East as well as industrial action.

Australian thermal coal

Australian thermal coal operating profit increased by $389 million or 84% to US$854 million from $465 million in the first six months of 2008, due to record prices received for 2008 Japanese Financial Year contracts and the benefit of weaker average operating currencies against the dollar. The average realised export thermal price increased by 14% to $89 per tonne and average realised semi-soft prices increased by 58% to $170 per tonne in 2009.

Consolidated saleable production increased by 1.2 million tonnes to 21.4 million tonnes in 2009, due to productivity improvements at the highly efficient Newlands Northern Underground and inclusion of the newly commissioned owner-operated Glendell pit at the Mount Owen complex.

Australian coking coal

Weak demand as a result of the collapse of global steel and manufacturing markets led to the suspension of the Oaky No 1 mine in December 2008 and a 33% reduction in coking coal sales. Operating profit reduced from $248 million in the comparable period to $124 million in the first half of 2009. The average realised price reduced from $166 per tonne to $143 per tonne in the first half, as a result of deferred high-priced coking coal contracts and the impact of selling into the Chinese spot market. The renegotiation of contracts will result in approximately 3 million tonnes of metallurgical coal to be delivered over the course of the next 18 to 24 months.

South Africa

Xstrata Coal South Africa operating profit reduced from $188 million to $17 million in the first half of 2009, in line with significantly lower demand in the Atlantic and local South African energy markets, resulting in lower volumes and associated real unit cost increases. Volumes were further impacted by the planned closure of the low cost Impunzi Underground operation and industrial action.

Americas

Pro forma operating profit from Xstrata Coal America's assets increased by 59% or $79 million to $212 million from $133 million in the first half of 2008, including $70 million from the newly acquired Prodeco operation in Colombia.

Prodeco's mine production continued to ramp up in the first half of 2009. However, lower demand from the Atlantic market impacted sales volumes and increased stocks. Full year performance is anticipated to meet expectations with unit costs declining in line with the operation's increased rail capacity. Cerrejón's operating profit was favourably impacted by higher average realised sales prices and foreign exchange gains.

SUMMARY PRODUCTION DATA (million tonnes)	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
Total consolidated production	**43.8**	39.6	85.5
Total thermal coal	**39.0**	33.1	73.3
Australian thermal	**18.8**	16.9	40.2
South African thermal*	**9.8**	11.0	22.7
Americas thermal**	**10.4**	5.2	10.4
Australian coking	**2.2**	3.2	6.9
Australian semi-soft coking	**2.6**	3.3	5.3
Consolidated Australian sales total	**23.6**	24.7	51.8
Coking export	**2.6**	4.0	7.0
Semi-soft coking export	**2.6**	3.3	5.3
Thermal export	**14.8**	13.7	31.3
Thermal domestic	**3.6**	3.7	8.2
Consolidated South African sales total*	**8.6**	11.8	24.0
Thermal export	**5.1**	6.0	12.3
Thermal domestic	**3.5**	5.8	11.7
Consolidated Americas sales total**	**9.3**	5.1	10.5
Attributable Australian sales total	**22.6**	23.5	49.5
Coking export	**2.6**	4.0	7.0
Semi-soft coking export	**2.2**	3.0	4.8
Thermal export	**14.2**	12.9	29.6
Thermal domestic	**3.6**	3.6	8.1
Attributable South African sales total*	**7.0**	9.6	19.6
Thermal export	**4.1**	4.8	9.8
Thermal domestic	**2.9**	4.8	9.8
Average received export FOB coal price ($/t)			
Australian coking	**142.6**	165.9	232.5
Australian semi-soft coking	**169.8**	107.3	157.5
Australian thermal	**89.2**	78.5	95.6
Americas thermal**	**76.8**	71.1	78.4
South African thermal	**69.8**	76.4	80.9

* For production reporting DTJV is included for the first six months. For financial reporting DTJV will be excluded from Xstrata Coal's ex-mine results as a result of the DTJV re-structuring announced on 3 March 2008

** Includes Prodeco for the 6 months ended 30 June 2009

Developments

Xstrata Coal currently has four projects in the execution phase:

- Blakefield South which will replace production from Beltana;
- Mangoola, a new 10.5 million tonnes per annum ROM mine in New South Wales;
- the Goedgevonden thermal coal operation in South Africa; and
- the recently approved Newlands underground extension in Queensland.

In addition to these projects in execution, Xstrata Coal continues to progress a strong pipeline of brownfield and greenfield projects across all geographies to provide maximum optionality and value.

Goedgevonden

The new Goedgevonden opencut thermal mine is nearing completion and commissioning of the coal preparation plant is underway. Production has already commenced and is currently being washed at neighbouring plants. Full production will be 6 million tonnes per annum.

Blakefield South

At Blakefield South all surface infrastructure is now complete, the surface mini build of the longwall equipment is proceeding and underground development is progressing to allow longwall installation. The Blakefield South mine will replace production from the industry leading Beltana longwall.

Mangoola

The Mangoola project is being developed as a 10.5 million tonnes per annum ROM low strip ratio operation producing approximately 8 million tonnes of export and domestic product. Over the last six months, the project has undergone re-engineering and optimisation to realise significant savings.

ATCOM

The integration of the ATCOM East operations into the larger ATCOM complex is on track. Final design on an expansion of the coal handling and processing plant is nearing completion.

Prodeco

Significant milestones have been realised at Prodeco as it ramps up operations. Key land and permitting issues at the mines have been resolved, continued operations at Puerto Zuniga have been approved while feasibility studies at a new direct ship loading facility at Puerto Nuevo are progressed. Rail operations have been ramping up to replace truck movements to the port.

Cerrejón

Feasibility studies are progressing into expansion options at the Cerrejón thermal coal operation in Colombia to increase annual capacity.

Wandoan

The feasibility study into the large-scale Wandoan project and associated infrastructure is continuing. The Wandoan project, located in the Surat basin in Queensland, is expected to produce over 20 million tonnes of thermal coal annually. GE and Stanwell have recently announced feasibility studies into an IGCC power generation plant utilising Wandoan coal.

Newlands Northern Underground

An extension to the high productivity underground thermal coal operation in Northern Queensland has been approved.

Markets | Copper

Despite challenging global macroeconomic conditions, copper prices have climbed steadily through the first half of the year from an opening low of $1.39 per pound. LME cash prices averaged $1.83 per pound over the first six months of 2009 and traded comfortably above $2.00 per pound throughout June.

Copper's major end-use industries, such as construction and transportation, were impacted by the financial crisis and negative economic sentiment, particularly in OECD economies, where the downturn was further exaggerated by de-stocking throughout the supply chain leading to weaker refined copper demand. Nonetheless, strong Chinese demand has reduced global copper exchange stocks by 246,000 tonnes or 39% from the mid-February peak, falling to 376,000 tonnes at the end of June. This is largely a result of the Chinese government's economic stimulus plan, which has improved sentiment and generated increased demand from copper-intensive power and infrastructure projects.

A worldwide shortage of copper scrap as well as government and consumer restocking also contributed to a 159% year on year rise in Chinese imports of refined copper during the first half of the year to 1.78 million tonnes.

On the supply side, robust copper prices and ongoing supply constraints have limited mine closures. A number of the mines that were temporarily suspended in late 2008 due to liquidity constraints have since restarted. Nonetheless, project delays, declining grades and continued disruptions to existing operations remain significant limiting factors to supply growth. These supply constraints will generate market tightness as global economic activity recovers.

The severe downturn in demand for sulphuric acid led to smelter production cuts early in 2009, but over-capacity remains and spot treatment and refining charges have fallen to around $25 per dry metric tonne and 2.5¢ per pound. The current mid-year concentrate contract negotiations are likely to be set at terms near the 2008 mid-year settlement of $42 per dry metric tonne and 4.2¢ per pound.

Outlook

Seasonally lower demand in the northern hemisphere is anticipated in the third quarter, but is expected to be offset to some extent by ongoing supply disruptions, limited exchange stocks and robust Chinese end-use demand. A recovery in macroeconomic conditions in OECD countries will lend further support to copper demand and prices, particularly as the potential to significantly boost future supply remains limited.

Xstrata Copper

FINANCIAL AND OPERATING DATA $m	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Revenue	**3,687**	7,447	11,464
Alumbrera, Argentina	**564**	783	1,216
North Queensland, Australia	**435**	915	1,743
Canada*	**1,052**	2,591	4,162
Collahuasi††, Chile	**475**	898	1,131
North Chile	**588**	1,337	1,834
Antamina‡, Peru	**317**	521	840
Tintaya, Peru	**256**	402	538
Operating EBITDA	**1,017**	2,676	3,160
Alumbrera, Argentina	**231**	414	488
North Queensland, Australia	**142**	600	954
Canada*	**(20)**	156	117
Collahuasi††, Chile	**260**	637	673
North Chile	**85**	139	90
Antamina‡, Peru	**197**	459	543
Tintaya, Peru	**122**	271	295
Depreciation and amortisation	**(369)**	(430)	(863)
Alumbrera, Argentina	**(47)**	(44)	(97)
North Queensland, Australia	**(72)**	(125)	(215)
Canada*	**(41)**	(38)	(85)
Collahuasi††, Chile	**(85)**	(73)	(150)
North Chile	**(47)**	(45)	(91)
Antamina‡, Peru	**(43)**	(70)	(145)
Tintaya, Peru	**(34)**	(35)	(80)
Operating profit	**648**	2,246	2,297
Alumbrera, Argentina	**184**	370	391
North Queensland, Australia	**70**	475	739
Canada*	**(61)**	118	32
Collahuasi††, Chile	**175**	564	523
North Chile	**38**	94	(1)
Antamina‡, Peru	**154**	389	398
Tintaya, Peru	**88**	236	215
Share of Group Operating profit	**38.7%**	49.8%	31.7%
Capital Employed†	**15,736**	15,590	14,732
ROCE	**10.7%**	36.6%	19.2%
Capital Expenditure	**377**	434	1,115
Argentina	**13**	32	77
Australasia	**98**	107	273
Canada*	**36**	51	135
Collahuasi††, Chile	**89**	73	183
North Chile and Others	**78**	112	282
Antamina‡, Peru	**18**	27	63
Tintaya, Peru	**45**	32	102
Sustaining	**204**	214	557
Expansionary	**173**	220	558

† Includes goodwill allocation on acquisition of Falconbridge
†† Xstrata's 44% share of Collahuasi
* Canada includes Xstrata Recycling that operates businesses in Canada, the United States of America and Asia
‡ Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina

OPERATING PROFIT VARIANCES	
	$m
Operating profit 30.06.08	**2,246**
Sales price*	(1,981)
Volumes	111
Unit cost – real	81
Unit cost - CPI inflation	(18)
Unit cost - mining industry inflation	(9)
Unit cost - foreign exchange	185
Other income and expenses	5
Depreciation and amortisation (excluding foreign exchange)	28
Operating profit 30.06.09	**648**

* Net of commodity price linked costs, treatment and refining charges

Lower commodity prices in the aftermath of the global financial crisis had the most significant impact on Xstrata Copper's financial performance, decreasing operating profit by $1,981 million in the first half of 2009 compared to the same period in 2008. The full impact of lower sales prices was partially offset by improved mined copper production, an 8% increase to mined copper sales volumes and real unit cost savings, together with the positive impact of the stronger US dollar compared to the same period in 2008.

As at 30 June 2009, provisionally un-priced sales amounted to 70,000 tonnes and valued at a price of $4,971 per tonne.

Improved mined copper operating performances at Mount Isa, Alumbrera, Collahuasi, Tintaya, Lomas Bayas and Kidd mines more than compensated for lower production performances at Antamina and Ernest Henry, which flowed through to the stronger sales volumes.

Real unit cost savings of $81 million were driven by Xstrata Copper's ongoing focus on productivity improvements and cost reduction initiatives, including a revision of all major contracts, a reduction in contractor numbers and improved consumption rates for key consumables. Average C1 cash costs were improved by 5% from the 2008 average of 89 cents per pound to 85 cents per pound for the first half as these operational enhancements were realised.

Mining sector inflation reduced operating profit by $9 million due to price increases in north Queensland and north Chile related to acid, energy and diesel, which were offset by reductions in other divisions.

A stronger US dollar on average against local currencies in Australia, Canada and Chile increased operating profit by $185 million. Depreciation and amortisation contributed a positive $28 million due to reduced waste amortisation in North Queensland, as a result of lower ore mined at Ernest Henry and increased mine life at Antamina.

Operations

Argentina

Production of contained copper and gold production at Alumbrera increased by 16% and 2% respectively to 76,500 tonnes of copper and 251,000 ounces of gold compared to the first half of 2008, mainly due to changes in the mine plan resulting in higher head grades and improved recoveries. Correspondingly, copper in concentrate sales volumes were 16% higher than the prior period.

Despite the improved operating performance, revenue decreased by 28% to $564 million in the first half of 2009 as a result of lower realised copper prices and lower 2009 provisional price revaluations than the corresponding period last year. Operating profit decreased by 50% to $184 million, primarily reflecting lower revenues, partially offset by lower profit-related export retention taxes, higher sales volumes and reduced mining inflation.

Production and sales are expected to decrease in the second half of 2009 due to the commencement of the planned processing of the next phase of lower head grade and higher gypsum content ore.

Australia

Overall the North Queensland copper mines, comprising Mount Isa and Ernest Henry, produced 102,900 tonnes of copper in concentrate in the first half of the year, 19% lower than in the corresponding 2008 period. Increased mill throughput and higher grades increased production by 16% at the Mount Isa operations, partially compensating for a 63% decrease in production at Ernest Henry due to the impact of record wet season flooding that required extensive pit dewatering in the first half, and by the planned higher rate of stripping required to access the next ore zone.

The Mount Isa smelter production of 111,100 tonnes of anode was in line with the previous period. The Townsville refinery produced 131,100 tonnes of cathode from a mixture of North Queensland mined production and Altonorte anode, a 10% improvement compared to 119,100 tonnes for the first half of 2008.

The North Queensland copper division achieved an operating profit of $70 million in the first half of 2009, significantly lower than $475 million in the corresponding 2008 period, primarily due to the impact of lower realised copper prices and reduced production at Ernest Henry.

Canada

The Canada division's operating profit decreased by 152% compared to the first half of 2008, mainly due to lower commodity prices and sales volumes for copper, zinc, acid and gold, partly offset by a weaker Canadian dollar and lower freight costs.

The Kidd mine increased copper in concentrate production by 14% to 22,200 tonnes due to an 18% improvement in head grades which compensated for reduced mining rates as a result of a seismic event that temporarily prevented access to some mining stopes early in the year. Zinc in concentrate production was 5% lower at 60,900 tonnes due to lower head grades, throughput volumes and lower recoveries.

The Kidd smelter processed 140,100 tonnes of concentrate, 42% less than the first half of 2008 as a result of a planned ten week shutdown to minimise acid production volumes in response to a sharp drop in sulphuric acid demand. As a consequence the Kidd copper refinery decreased cathode production by 50% to 32,200 tonnes.

The Horne smelter also reduced production in the first half of 2009 in response to weak sulphuric acid demand, producing 65,800 tonnes of anodes, 24% less than the previous period.

The two copper smelters resumed full production levels in July, however the production continuity during the second half will be dependent on the North American acid market.

The CCR refinery produced 138,800 tonnes of copper cathodes, 23% lower than the same period in 2008 due to reduced anode supplies from the Horne smelter. In March the refinery implemented a reduced work schedule, moving from seven to five days, in order to reduce operating costs and better match staffing levels to anode availability.

The volume of recycled feeds procured by Xstrata Recycling for processing at the Horne smelter increased by 24% to 48,900 tonnes.

Chile

Collahuasi

Xstrata's 44% share of total copper production increased by 11% to 109,100 tonnes compared to the first half of 2008, due to higher mill throughput volumes and improved metallurgical recoveries together with recovery of concentrates from storage ponds at the mine as part of a working capital reduction plan implemented by management.

Xstrata's share in Collahuasi generated an operating profit of $175 million, a decrease of 69% compared to the first half of 2008, predominantly due to lower realised copper prices, offset partially by increased copper sales

volumes, a favourable exchange rate and proceeds from the final settlement of an insurance claim to cover the previous SAG mill stator failure.

The mining and processing of higher grade ores in the second half, are expected to further improve production and sales performance, despite an incident in July that damaged the main electrical control room of the ore feed conveyor and which is anticipated to restrict production by approximately 20,000 tonnes of copper (100% basis).

North Chile

Mined copper cathode production at Lomas Bayas increased by 28% to 36,200 tonnes compared to the first half of 2008, following the successful commissioning of a 15% expansion to capacity in the last quarter of 2008 on time and under budget. Altonorte decreased custom anode production by 11% to 113,100 tonnes, largely due to an average decrease in copper grades of 15% in purchased concentrates and the related impacts of increased oxygen demand.

Lower realised copper prices reduced the North Chile division's operating profit by 60% to $38 million, partially offset by a 29% increase in mined copper cathode sales volumes, a favourable exchange rate and cost saving initiatives implemented in response to the global financial crisis.

Peru

Antamina

Xstrata's 33.75% attributable share of Antamina's financial performance is divided between Xstrata Copper and Xstrata Zinc on the basis of sales revenue. Xstrata Copper's share of Antamina revenue decreased by 39% to $317 million and operating profit reduced by 60% to $154 million over the equivalent period in 2008, mainly as a result of lower commodity prices and slightly lower production of copper in concentrate.

Xstrata Copper's share of copper in concentrate production decreased by 5% to 54,000 tonnes due to lower copper grades and recoveries, which were significantly offset by a 14% increase in mill throughput. Copper recoveries were particularly impacted by the processing of oxidised copper-zinc ores from Phase 4. Equity molybdenum production declined by 59% to 484 tonnes due to lower molybdenum grades and recoveries. As a consequence, sales volumes were 2% and 60% lower for copper and molybdenum respectively.

Tintaya

Tintaya's copper in concentrate production increased by 2% to 33,600 tonnes compared to the same period in 2008, as a result of improved metallurgical recoveries partially offset by lower sulphide ore mined due to longer haulage distances and reduced mill throughput as a result of maintenance and the high moisture content of feed. Gold in concentrate production improved by 37% due to higher gold head grades and significantly increased recoveries.

Copper cathode production from the SX/EW plant improved by 8% benefiting from higher volumes of oxide ore at the crushing plant and as a result of higher grades being processed, partially offset by lower recoveries and lower oxide ore mined.

Tintaya's operating profit reduced by 63% to $88 million in the first half of 2009, due to lower realised copper, gold and silver prices partly offset by higher sales volumes and lower operating unit cash costs.

In response to the global financial crisis, contracts were renegotiated with suppliers to reduce the cost of major consumables, such as fuel and reagents, contractor numbers were reduced and optimisation processes introduced resulting in lower consumption of acid and lime. Further improvements in production and sales performance is expected in the second half of 2009.

Developments

Xstrata Copper continued to progress the evaluation of its world class portfolio of brownfield and greenfield copper projects in the first half of 2009. Final stage feasibility studies on brownfield expansions at Antamina, Collahuasi, Lomas Bayas, Ernest Henry and Tintaya-Antapaccay have advanced successfully and will all be

completed by the end of the year. Decisions on all these expansions are anticipated progressively over the next 12 months, which will enable Xstrata Copper to continue the transformation and further development of its operating assets.

Several of Xstrata Copper's advanced greenfield projects were also progressed to subsequent stages of evaluation during the first half of 2009 with significant Mineral Resource upgrades also established.

Argentina

The new flotation circuit at Minera Alumbrera was commissioned in July 2009 on time and in line with budget. The project will sustain copper and gold recoveries as head grade profiles decline over the remaining mine life.

In the first half of 2009, exploration was conducted on prospective disseminated areas close to Alumbrera, including 2,600 metres of drilling, under an agreement with local partner UTE. Exploration will continue in the remainder of the year to follow up previous drill results and on additional areas, including a further 2,500 metres of drilling.

During the first half of 2009, work continued to update feasibility studies on the El Pachón project, including the expansion of environmental baseline data and analysis of results from the 2007/08 summer drilling programme, which included 20,000 metres of delineation drilling. As a result of this work, the El Pachón Mineral Resource has increased by 41% to 1.38 billion tonnes at a copper grade of 0.58%, using a 0.3% cut off grade, compared to the initial Mineral Resource published in March 2008.

Xstrata Copper continues to evaluate the impact of the Argentine government's export retention tax policy on corporate decisions related to both Minera Alumbrera and the El Pachón project.

Australia

At Mount Isa copper operations, underground exploration drilling continues to focus on mineralisation associated with the Western 1100 orebody in X41 mine, with additional exploration continuing at the Southern 3500 orebody in Enterprise mine and the 500 orebody in X41 mine. A scoping study into the commencement of open pit mining of copper resources at Mount Isa has concluded that such an operation is potentially viable and a pre-feasibility study is planned to begin in the second half of the year.

The Ernest Henry mine is reviewing the outcomes of a feasibility study into a large scale underground sub-level cave mine to extend the mine life. As part of the feasibility studies, development of an underground decline continued during the first half. A decision on the project is expected in the second half of the year. Exploration drilling continues on targets in the Cloncurry district at a number of prospects where there is potential to provide additional ore feed to the Ernest Henry concentrator.

Canada

The project to extend mine workings at Kidd mine from 9,100 feet to 9,500 feet advanced on budget during the first half of 2009. The ramp has reached 9,400 feet and production has started on the 90 and 91 levels.

Following the closure of Xstrata Nickel's Montcalm mine in March 2009 due to ground control issues, the Montcalm circuit at the Kidd metallurgical site was placed on care and maintenance.

Chile

Collahuasi

A final feasibility study into the Phase 1 expansion at Collahuasi to increase mill throughput by 20% to 170,000 tonnes per day was progressed during the first six months of 2009 as part of an objective to achieve sustained copper production from Collahuasi of more than 600,000 tonnes per annum in the medium term. A decision by the Collahuasi shareholders based on the outcomes of this study is expected by year end.

As a result of the significant exploration success at Rosario Oeste and other near-mine mineralised areas, concept studies continued on a Phase 2 expansion at Collahuasi to increase production to the strategic target of 1 million

tonnes of copper per annum through the combination of a further expansion to the concentrator and the development of a large secondary sulphide leaching operation.

North Chile

The feasibility study into the development of the Lomas 2 satellite orebody as an integrated part of the Lomas Bayas complex continued during the first half. This project is likely to extend the recently expanded Lomas Bayas operation at its current production levels until at least 2020.

A successful exploration programme at Lomas Bayas has also identified significant sulphide mineralisation directly beneath the existing oxide mining operation. An initial Mineral Resource has been published of 195 million tonnes at a copper grade of 0.44% using a cut off grade of 0.30%. Following the 20,000 metre drill programme completed in 2008, a further 25,000 metres is planned for the second half of 2009 to increase the tonnage and improve the category of the sulphide Mineral Resource.

El Morro

The approval process for the El Morro Environmental and Social Impact Assessment (ESIA) submitted in November 2008 continued in the first half of 2009 and the public consultation phase was completed in March this year. Regulatory reviews are expected to continue throughout the second half. In parallel, detailed engineering of the initial stages of work and an update to the feasibility study completed in 2008 is being undertaken.

Peru

Antamina

In 2008 Antamina announced a substantial 77% increase to 745 million tonnes at a grade of 1.06% copper to its proven and probable Ore Reserves. Supported by this enlarged Ore Reserve base, Antamina has progressed a final feasibility study into a 40% expansion to the milling capacity at the concentrator to 130,000 tonnes per day. Xstrata, along with the other Antamina shareholders, will be reviewing the outcomes of the feasibility study during the second half.

Southern Peru

Since acquiring the option to develop the Las Bambas project in Southern Peru in 2004, Xstrata Copper has been steadily progressing the development of this mineral region into a major copper division. Total Mineral Resources in the region, including the Tintaya orebody and the Antapaccay, Coroccohuayco and Las Bambas deposits, have now grown to a total of 2.1 billion tonnes, a tonnage increase of 23% over the previous total Mineral Resource published in January 2009.

A feasibility study into the development of Antapaccay as a brownfield expansion to the Tintaya operation is on target for completion in the second half of 2009. Based on feasibility work, the tonnage of the Antapaccay Mineral Resource has further increased by 38% to 720 million tonnes at a grade of 0.56% copper. It is anticipated that the feasibility study into the major Antapaccay expansion to Tintaya will be completed and the Environmental and Social Impact Assessment (ESIA) will be submitted to the Peruvian authorities by the end of 2009. Antapaccay is expected to deliver average production levels of 160,000 tonnes per annum of copper in concentrate by the end of 2012. As part of the integrated strategy in Southern Peru, further progress was made on evaluating the nearby Coroccohuayco project to provide future feed for the Tintaya sulphide concentrator and SX/EW facility. A 70,000 metre drilling programme is due to commence in the second half of 2009 and continue through 2010 and 2011 to improve the reserve and Coroccohuayco resource base.

The Las Bambas project in the adjacent Apurimac region completed its exploration programme in early 2009 leading to a revised geological model and an updated Mineral Resource of 1.1 billion tonnes at a grade of 0.77% copper, using a 0.3% copper cut off grade, representing a tonnage increase of 26% compared to the previously upgraded Mineral Resource published in January 2009.

Significant progress was made to the feasibility study in the first of half 2009, with all field work completed and engineering advancing as programmed. The feasibility study is expected to be completed by the end of 2009 with the Environmental and Social Impact Assessment (ESIA) due for submission to authorities in the first half of 2010. Pre-feasibility study results indicate that Las Bambas has the potential to produce more than 300,000 tonnes of copper in concentrate by the end of 2014. The community consultation process has advanced well, leading to the development of a resettlement programme options for the nearby community of Fuerabamba.

Xstrata Copper anticipates that the Southern Peru division will progressively increase its copper production from this region to more than 500,000 tonnes per annum of copper during the next five years.

Philippines

A final feasibility study was announced for the Tampakan project in June following a successful review of the extended pre-feasibility study that was completed in April. Based on the current schedule, the feasibility study is expected to be submitted to the government by the second quarter of 2010. The pre-feasibility study indicates an annual average production of 340,000 tonnes of copper and 350,000 ounces of gold, based on a 20 year operation, for an initial total capital outlay of $5.2 billion, including the provision of all associated infrastructure.

Papua New Guinea

A pre-feasibility study commenced on the Frieda River project in January 2009 and is scheduled for completion in the second half of 2010. The study is examining the feasibility of producing 195,000 tonnes of copper and 290,000 ounces of gold per annum in copper concentrate over a 22 year mine life.

In the first half of 2009, 24,000 metres of resource, metallurgical and geotechnical drilling were conducted, and a biological and sediment survey of the Sepik River was completed as part of the collection of environmental baseline data. Engineering design work is due to commence in the second half of 2009. A revised Mineral Resource estimate will be published by the end of the year as part of pre-feasibility work.

Note to Xstrata Copper's Mineral Resource upgrades

Mr Nicolas Fuster, Mr Luis Rivera and Mr Raul Roco are the Competent Persons respectively for Lomas Bayas, Antapaccay and Las Bambas under the meaning of the 2004 JORC Code. Mr Roco is also the Competent Person for El Pachón. They are full time employees of Xstrata and consent to the inclusion of these estimates in the form and context in which they appear.

Further information on the Mineral Resource upgrades has been published as a supplement to Xstrata Copper's Reserves and Resources Statement on the Xstrata website: www.xstrata.com

SALES VOLUMES	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
Argentina – Alumbrera †			
Copper in concentrate (t) inter-company (payable metal)	**3,421**	2,303	10,267
Copper in concentrate (t) third-parties (payable metal)	**67,920**	58,945	141,053
Total copper (t) (payable metal)	**71,341**	61,248	151,320
Gold in concentrate (oz) inter-company (payable metal)	**10,016**	8,076	28,013
Gold in concentrate (oz) third-parties (payable metal)	**194,604**	196,315	402,980
Gold in doré (oz) (payable metal)	**39,476**	24,708	59,559
Total gold (oz) (payable metal)	**244,096**	229,099	490,552
Australia – North Queensland			
Refined copper – mined copper (t)	**102,291**	101,795	231,283
Refined copper – inter-company and third party sourced(t)	**25,956**	14,892	34,502
Copper in concentrate (t) (payable metal)	**1,139**	2,643	12,404
Other products (payable metal)	**-**	-	1,218
Total copper (t) (payable metal)	**129,386**	119,330	279,407
Gold in concentrate and slimes (oz) (payable metal)	**33,562**	38,471	121,391
Canada			
Refined copper – mined copper (t)	**22,707**	20,811	27,286
Refined copper – inter-company sourced (t)	**52,605**	111,368	232,643
Refined copper – third party sourced(t)	**105,178**	116,584	176,834
Other products inter-company (t) (payable metal)	**-**	-	17670
Other products third-parties (t) (payable metal)	**4,190**	958	25,445
Total copper (t) (payable metal)	**184,680**	249,721	479,878
Total zinc in concentrate (t) (payable metal)	**67,272**	52,443	73,966
Gold in concentrate and slimes (oz) (payable metal)	**288,760**	399,692	856,118
Chile – Collahuasi ††			
Copper in concentrate (t) inter-company (payable metal)	**19,797**	17,479	33,005
Copper in concentrate (t) third-parties (payable metal)	**68,146**	66,486	142,556
Copper cathode (t) (payable metal)	**9,454**	10,648	21,839
Total copper (t) (payable metal)	**97,397**	94,613	197,400
Chile – Lomas Bayas and Altonorte			
Copper cathode (t) (payable metal)	**37,060**	28,814	59,475
Copper anode - inter-company (payable metal)	**48,885**	69,739	124,999
Copper anode – third parties (payable metal)	**55,480**	73,622	122,587
Total copper (t) (payable metal)	**141,425**	172,175	307,061
Gold in concentrate and slimes (oz) (payable metal)	**16,622**	16,977	24,177
Peru – Antamina ‡			
Copper in concentrate (t) inter-company (payable metal)	**3,371**	6,197	22,908
Copper in concentrate (t) third-parties (payable metal)	**49,586**	47,705	87,065
Total copper (t) (payable metal)	**52,957**	53,902	109,973
Peru Tintaya			
Copper in concentrate (t) inter-company (payable metal)	**-**	5,748	8,804
Copper in concentrate (t) third-parties (payable metal)	**39,708**	25,419	63,312
Copper cathode (t) (payable metal)	**15,103**	12,377	25,455
Total copper (t) (payable metal)	**54,811**	43,544	97,571
Gold in concentrate (oz) (payable metal)	**17,226**	9,600	23,841

SALES VOLUMES	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Mined copper sales (t) (payable metal)	**439,703**	407,370	887,930
Custom copper sales (t) (payable metal)	**292,294**	387,163	734,680
Inter-company copper sales (t) (payable metal)	**(75,474)**	(101,466)	(217,653)
Total copper sales (t) (payable metal)	**656,523**	693,067	1,404,957
Total gold sales (oz) (payable metal)	**590,250**	685,763	1,488,066
Average LME copper cash price ($/t)	**4,046**	8,126	6,956
Average LBM gold price ($/oz)	**915**	912	872

† 100% consolidated figures
†† Including Xstrata's 44% share of Collahuasi
‡ Including Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina

SUMMARY PRODUCTION DATA	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Total mined copper (t) (contained metal)	**447,509**	440,482	952,426
Total mined gold (oz) (contained metal)	**294,859**	331,688	687,212
Total copper cathode (t) (from mined and third party material)	**360,950**	414,007	806,782
Consolidated C1 cash cost – post by-product credits (US¢/lb)	**84.7**	76.9	89.3

Markets | Nickel

Nickel demand was significantly impacted by the global recession from the second half of 2008 into 2009. While nickel prices rose in early January to over $13,000 per tonne, prices declined throughout the first quarter to a low point of $9,405 per tonne in March. Lower demand and severe supply chain destocking led to steady increases in LME inventories, which peaked at just under 114,500 tonnes in late April.

Continued but moderated economic growth in China and improved stainless steel melting rates in China and other Asian producers including South Korea, Taiwan and Japan, provided limited relief in the second quarter. Together with the impact of reduced supply-side production, increased activity in Asia supported a gradual increase in nickel prices to reach $16,010 per tonne in late June. LME inventories slowly fell and stabilised at below 110,000 tonnes at the end of the period, 39% higher than at the beginning of the year. Average LME cash prices for the first half were 57% lower than in the first half of 2008 at $11,690 per tonne.

Stainless steel demand for other major producing regions, particularly Europe and the US, remained weak throughout the first half of 2009, although producers are anticipating a recovery in the second half of this year due to higher end use, together with re-stocking boosting apparent stainless steel demand.

While demand for nickel from non-stainless steel applications initially held up well at the onset of the downturn last year, demand weakened considerably in the first half of 2009 under the full impact of the recession, albeit to a less severe extent than the cyclical downturn the stainless steel industry experienced in the first half of the year.

Nickel producers responded to the deteriorating market by retaining the production cuts already made during 2008 and by implementing further cuts in output in response to the falling nickel price. While most producers remained disciplined in their response to the more recent price recovery, there is evidence that nickel pig iron production in China has increased in response to higher prices during June 2009, with ore and concentrate imports into China increasing to 1.7 million tonnes during the month. Nickel pig iron remains a potential source of swing production that can be expected to increase during periods of higher nickel prices and when availability of more conventional nickel units is limited. China experienced these conditions in the latter part of the second half, and into the third quarter.

Outlook

Nickel demand is expected to recover from present levels during the second half of 2009, led by stainless steel end user demand in China and other Asian markets. The delayed recovery of stainless steel end user demand from North America and Europe and demand for non-stainless steel nickel use is also anticipated to improve in the second half. However, short-term price rallies during the next six months are likely to be capped by existing inventory overhanging the market and by the ability of nickel producers to re-instate suspended production in response to stronger prices.

Xstrata Nickel

FINANCIAL AND OPERATING DATA $m	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Revenue	**741**	2,101	3,105
INO†	741	1,730	2,622
Dominican Republic	-	371	483
Operating EBITDA	**25**	729	816
INO†	30	583	697
Dominican Republic	(5)	146	119
Depreciation and amortisation	**(204)**	(238)	(475)
INO†	(202)	(205)	(432)
Dominican Republic	(2)	(33)	(43)
Operating (loss)/profit	**(179)**	491	341
INO†	(172)	378	265
Dominican Republic	(7)	113	76
Share of Group Operating profit	**(10.7)%**	10.9%	4.7%
INO†	(10.3)%	8.4%	3.7%
Dominican Republic	(0.4)%	2.5%	1.0%
Capital employed	**10,024**	10,098	9,463
ROCE*	**(5.1)%**	13.2%	4.8%
Capital expenditure	**474**	771	1,912
INO†	228	364	907
Dominican Republic	3	18	63
South America	2	16	24
Africa	9	32	52
New Caledonia	232	341	866
Sustaining	**42**	126	267
Expansionary	**432**	645	1,645

† Includes Canadian mines, Xstrata Nickel Australasia (XNA) mines in Western Australia, Sudbury smelter and Nikkelverk refinery
* ROCE % based on average exchange rates for the period

OPERATING PROFIT VARIANCES	**$m**
Operating profit 30.06.08	491
Sales price*	(771)
Volumes	(17)
Unit cost - real	42
Unit cost - CPI inflation	(3)
Unit cost – mining industry inflation	5
Foreign exchange	47
Other income and expenses	(7)
Depreciation and amortisation (excluding foreign exchange)	34
Operating loss 30.06.09	**(179)**

* net of commodity price linked costs, treatment and refining charges

Shortly after the dramatic fall in demand and nickel prices brought about by the financial crisis in 2008, Xstrata Nickel acted decisively to fundamentally restructure its entire portfolio of operations with a view to dramatically improving Xstrata Nickel's costs competitiveness and conserving cash. This resulted in real unit cost savings of $42 million from restructuring activities and sustaining capital reductions of over 67% compared to the first half of 2008. Despite the early closure of the high-cost Sudbury mines, Craig, Thayer Lindsley and Fraser along with the suspension of Montcalm due to unsafe ground conditions, mined nickel production increased by 7% compared to the first half of 2008, as a result of higher volumes from the continued expansion of Xstrata Nickel Australasia (XNA), higher grades at Raglan and high-grade ores from initial production at Nickel Rim South. The Falcondo operation in the Dominican Republic remained on care and maintenance throughout the period.

Together with efficiency improvements at the Nikkelverk refinery in Norway, this concerted set of restructuring activities have significantly reduced unit production costs by more than 35% and helped reduce average consolidated cash costs from $4.90 per pound in the first half 2008 to $4.09 per pound for the first half of 2009. It is expected that Xstrata Nickel's dramatic improvement in competitive cost positions will be further cemented in the second half as the significant reductions in unit production costs to date combine with projected higher by-product prices and increased exposure to by-product credits from the ramping-up of Nickel Rim South. This will result in an estimated average consolidated cash cost of approximately $2.50 per pound for the second half of 2009, based on forward-curve projections for bi-products and currencies at mid-year.

Average nickel prices fell by 57% and by-product prices dramatically decreased compared to the first half 2008, and significantly impacted Xstrata Nickel's earnings by $771 million for the first half 2009. The negative sales impact was partially offset by the positive impact of the weaker Australian and Canadian dollar against the US dollar over the same period in 2008 which increased earnings by $47 million. An operating loss of $179 million was generated; $670 million lower compared to the same period last year. Xstrata Nickel produced a positive EBITDA of $25 million for the period, $704 million lower compared to the first half of 2008.

Operations

INO

Refined nickel sales volumes from Xstrata Nickel's Integrated Nickel Operations (INO) own mines, which comprise the Sudbury mines and smelter, Montcalm and Raglan mines in Canada, together with the Nikkelverk refinery in Norway and Xstrata Nickel Australasia (XNA), increased by 5% in the first half of 2009 over the same period last year. The increase was attributable to higher volumes and grades from Raglan and XNA. Refined nickel sales volumes from third parties decreased by 16% as market conditions affected feed volume from outside suppliers.

Unit production costs were reduced by more than 35% from first half 2008 as a result of the restructuring of the Sudbury operations and the optimisation of the Raglan and XNA mine plans. Full utilisation of downstream facilities was maintained by shipping high-grade XNA concentrate feed to the Sudbury smelter, augmented with complex and high-value custom feed. Lower production costs were offset by reduced by-product credits due to lower copper, cobalt, and precious metal prices. INO's production costs are on track to continue to improve in the second half as the full benefit of the Sudbury restructuring is realised and Nickel Rim South ramps up production and are on track to improve to a second quartile cash cost position by the end of 2009.

Sudbury and Montcalm

In response to market conditions, Xstrata Nickel restructured its portfolio in Sudbury to focus on the development of the cornerstone Nickel Rim South operation. The high-cost, end-of-life Craig and Thayer-Lindsley mines were closed and the Fraser Mine complex was suspended. The Fraser Morgan project was deferred and the complex was put under care and maintenance. Strathcona's milling capacity was reduced to 50% to better align with decreased local feeds. Consequently, unit production costs at Xstrata Nickel's Sudbury operations have already improved by approximately 38% compared to the full year 2008.

The Montcalm mine in Timmins was suspended indefinitely in June 2009 after a geotechnical review showed structural damage to the mine. Unplanned ground movements at Montcalm forced underground activity to be

stopped at the end of March 2009 to ensure the safety of the workforce and enable geotechnical investigations and monitoring to be carried out.

Production from the Strathcona mill decreased 51% to 510,000 tonnes in the first half of 2009 due to reduced mine activity in Sudbury and a 47% decrease in third-party material milled, as market conditions affected feed volume from third-party suppliers. Nickel grade at Strathcona increased from 0.96% in the first half of 2008 to 1.14% in the first half of 2009.

Smelter feeds decreased by 15% to 224,000 tonnes in the first half of 2009 from 265,000 tonnes in the first half of 2008 due to the closure of Montcalm, Craig and Thayer-Lindsley. However, nickel in matte output from the Sudbury Smelter increased by 3% for the period as nickel grade increased to 14.5% from 12.3% due to higher-grade feed from XNA and a 37% increase in Raglan concentrate.

Raglan

Total mined ore at Raglan increased by 2% compared to the first half of 2008, surpassing 700,000 tonnes and setting a new production record for the operation. Additional concentrate was shipped from Raglan following the Sudbury mine closures to ensure full utilisation of downstream facilities. Nickel head grade improved significantly, increasing by 11% to 2.46% in the first half of 2009 from 2.22% in the first half of 2008 when the transition into mining new ore zones temporarily affected grade. Mill recoveries improved for all metals at Raglan compared to the prior period. Raglan's cost containment efforts have resulted in a 25% reduction in unit production costs despite its remote location through a reduction in fuel consumption, procurement cost savings and transportation efficiencies.

Xstrata Nickel Australasia (XNA)

XNA produced a record 7,734 tonnes of nickel in concentrate, a 185% increase over the same period last year due to increased ore production and higher head grades. Nickel head grade at the Cosmos operation increased by 20% to 4.01% in the first half of 2009 from 3.35% in the first half of 2008. Total ore treated at Cosmos also increased by 48% to 142,000 tonnes, mainly due to significant mining at the Prospero deposit.

The Sinclair open pit operation produced 158,000 tonnes of ore at a nickel grade of 3.32% in the first half of 2009, including commissioning ore. Total nickel in concentrate output from Sinclair for the period was 2,663 tonnes.

Nikkelverk

Lower direct feed from Sudbury was largely offset by increased grades from Raglan and XNA, resulting in a slight decrease in nickel production at the Nikkelverk refinery of 4% to 42,000 tonnes in the first half of 2009. Copper production dropped by 13%, while cobalt production remained unchanged. Total production of precious metals decreased by 20% from the first half of 2008 due to the lower PGM content of feeds.

Falcondo

The Falcondo operation in the Dominican Republic was temporarily suspended in August 2008, and subsequently went into care and maintenance in December 2008 due to continued weak market conditions. Falcondo is traditionally a swing producer and high oil prices, which make up the majority of Falcondo's costs, made the operation uneconomical in the current nickel price environment. Falcondo remained under care and maintenance during the period.

Developments

Nickel Rim South

The Nickel Rim South project in the Sudbury basin remains on schedule to ramp up to 60% of its ultimate 1.25 million tonne per annum production capacity in 2009, ramping up to full capacity at an annualized rate of

18,000 tonnes of nickel contained-in-ore in 2010. The $270 million Phase 2 of the project, which includes full mine development, is on schedule to be completed by the end of the first quarter of 2010. The project's first phase, budgeted at $517 million, was successfully completed on time and on budget in December 2008. An additional $75 million has been committed for process improvements and increased copper capacity at the Strathcona mill in order to handle Nickel Rim South feed, which is expected to complete at the end of the third quarter.

Nickel Rim is expected to operate with negative cash costs given its high grade, poly-metallic resource, further transforming the average cash cost position of Xstrata Nickel's operations.

Raglan

Raglan continues to focus on mine plan optimization to improving nickel grades and reducing production costs while maintaining its current 1.3 million tonne per annum processing capacity. Superior exploration success continues with recent discoveries at Zone 14. Significant mineral reserves and resources and exploration success continues to support the potential for future mill capacity expansions by accelerating the development of East Lake, Mine 7, or the new Zone 14.

Koniambo Project

Re-sequencing activities at the Koniambo Nickel project in New Caledonia were undertaken in the first half of 2009 to optimise capital expenditure during 2009 and leverage lower mining sector inflation. As a result, first ore from Koniambo is expected to be processed in the first half of 2012, with the ramp up to annual capacity of 60,000 tonnes of nickel in ferronickel expected within the following two years. The successful development of the Koniambo project will result in a tier one nickel operation with first quartile cash costs and a mine life of in excess of 50 years.

The construction in China of the modules to construct the metallurgical plant is on schedule, with the first module shipment to the Koniambo site expected in mid-2010. Dredging is scheduled to complete by the end of the first quarter of 2010. The construction wharf was completed and functional in December 2008, while construction of the main wharf began in April 2009.

Xstrata Nickel Australasia (XNA)

In April 2009, the development of the underground mine at the Sinclair nickel project was deferred due to current market conditions. The underground mine had been expected to commence development in April to start operations in August 2009. An additional 1,000 tonnes of nickel metal has been identified at the open pit mine wall, where mining will continue until October, at which time the operation is expected to be put onto a care and maintenance schedule until markets improve.

Production from XNA's larger, higher grade Cosmos operation will continue as planned, with expected production of 13,000 tonnes of nickel in concentrate in 2009. The Cosmos operation has seen significant production from the Prospero deposit and continued development of the AM5/6 high grade zones. A low-cost capital expansion of the Cosmos Mill is underway to increase capacity to 15,000 tonnes per annum of nickel-in-concentrate and lower unit costs.

Nikkelverk

Plans are underway at the Nikkelverk refinery to increase sustained capacity to 92,000 tonnes of nickel per year by the end of 2009 without investing additional capital. Unit costs in local currency are also expected to improve as a result of higher throughput, lower costs on consumables and energy efficiency improvements.

Kabanga Nickel

The Kabanga Nickel project, a 50:50 joint venture with Barrick Gold Corporation, received a retention license for a period of five years from the Tanzanian government in May 2009. Work to complete the feasibility study will continue throughout the second half, including further drilling, cost analysis, assessment of social and

environmental impacts and continuing support for local communities. Plans for the execution phase are currently under review to ensure the project's timing coincides with improved market conditions.

Measured and indicated resources at Kabanga are estimated at 31.9 million tonnes at 2.65% nickel and an additional 18.2 million tonnes of inferred resources at 2.9% nickel with a 1% nickel equivalent cut off grade and a further 2.4 million tonnes of inferred resources at 1.4% nickel with a 1.1% nickel cut-off grade.

Araguaia

Further development at the Araguaia Project located in the north-western Brazilian state of Para has been deferred in the light of current market conditions. With an inferred resource base of 105.3 million tonnes at 1.4% nickel at a 1% nickel cut off grade or 71.8 million tonnes at 1.61% at a 1.2% cut off, Araguaia remains a promising resource and important component of Xstrata Nickel's growth optionality.

Falcondo

While Falcondo remains under care and maintenance, the plant continues to support the Dominican Republic by providing an ongoing supply of electricity. Mine rehabilitation and reforestation activities continue at the operation. The Falcondo optimisation studies continue to focus on productivity and mine/plant process optimisation, including a feasibility study for viable alternative energy and power sources. A feasibility study is also in progress at the Loma Miranda resource, located 25 kilometres from the Falcondo plant, to increase grade and extend mine life beyond 20 years.

SALES VOLUMES	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
North America – INO			
Total nickel (t) (payable metal)	**41,989**	44,330	89,567
Copper in concentrate (t) inter-company (payable metal)	**3,234**	9,632	16,997
Total copper (t) (payable metal)	**20,522**	28,652	54,292
Australia – XNA			
Nickel in concentrate (t) third-parties (payable metal)*	**1,440**	1,562	2,774
Copper in concentrate (t) third-parties (payable metal)	**43**	49	77
Cobalt in concentrate (t) third-parties (payable metal)	**9**	10	16
Dominican Republic – Falcondo			
Ferronickel (t) (payable metal)	**-**	13,732	19,847
Europe – Nikkelverk			
Refined nickel from own mines (t) (payable metal)	**23,771**	22,628	43,748
Refined nickel from third parties (t) (payable metal)	**18,218**	21,702	45,819
Total nickel (t) (payable metal)	**41,989**	44,330	89,567
Total nickel sales (t) (payable metal)	**43,429**	45,892	92,341
Total ferronickel sales (t) (payable metal)	**-**	13,732	19,847
Total copper sales (t) (payable metal)	**20,565**	28,701	54,369
Total cobalt sales (t) (payable metal)	**1,481**	1,400	3,153
Average LME nickel cash price ($/tonne)	**11,690**	27,320	21,104
Average Metal Bulletin cobalt low grade price ($/lb)	**12.95**	45.46	35.16
Average LME copper cash price ($/tonne)	**4,046**	8,126	6,956

* 3,092 tonnes of payable XNA nickel was internally consumed and sold via the INO operations in the first half of 2009.

SUMMARY PRODUCTION DATA	Six months to 30.06.09	Six months to 30.06.08	Year ended 31.12.08
Total mined nickel production (t) (contained metal)	**28,505**	26,610	54,523
Total mined ferronickel production (t) (contained metal)	-	14,395	18,782
Total mined copper production (t) (contained metal)	**11,870**	15,215	27,703
Total mined cobalt production (t) (contained metal)	**765**	683	1,341
Total refined nickel production (t) (payable metal)	**41,972**	57,969	107,523
Consolidated nickel cash cost (C1) – post by-product credits (US$/lb)	**4.09**	3.97	4.68
Consolidated ferronickel cash cost (C1) – post by-product credits (US$/lb)	-	7.96	8.07

Markets | Zinc

Zinc

Global demand for zinc during the first half of 2009 declined, impacted by weak economic conditions and significant customer destocking. While end-use construction and automobile industries were particularly hard hit in Western Europe and North America, China continued to grow its zinc consumption supported by government-funded infrastructure spending and state-subsidised consumer purchasing. In January and February, the LME zinc price fell to under $1,200 per tonne, but recovered to an average price of $1,322 per tonne for the first six months of 2009, compared to an average of $2,269 per tonne in the same period of 2008. Zinc stocks at London Metal Exchange warehouses increased by 100,775 tonnes to 353,575 tonnes at the end of June. As at 30 June the zinc price was $1,555 per tonne.

In response to reduced demand, zinc smelters and miners trimmed global output by more than 9% compared to the first half of 2008.

In recent years, mine and smelter production growth from China have contributed the majority of annual global supply growth. However, in 2009 concentrate production contracted in response to lower zinc price. To support domestic producers, China's Strategic Reserve Bureau purchased 159,000 tonnes of refined zinc, resulting in domestic prices higher than LME prices, China's continued need for zinc metal led domestic smelters and traders to import over 470,000 tonnes of refined zinc and over 1.5 million tonnes of zinc concentrate during the first half, allowing smelter output to remain relatively unchanged. Cuts to mine production were implemented in Australia and Peru, with significant cuts in smelter output in Europe and by a number of other producers with the exception of China.

China's ongoing demand for zinc concentrates, together with a greater decline in global mine production than smelter output, resulted in spot treatment charges declining to less than $100 per tonne during the first half of 2009. For 2009, the European contract benchmark treatment charges were $198.5 per tonne on a $1,250 per tonne zinc price basis, compared to $300 per tonne basis $2,000 per tonne in 2008.

Outlook

During the second half of 2009, zinc consumption by China and the developing world is expected to increase as inventories are rebuilt and the galvanised sheet sector grows, underpinned by vehicle production, infrastructure projects and consumer goods. Mine and smelter production are expected to increase gradually, fuelled by increased supply from China.

Lead

Despite increased demand from China, which largely offset lower demand from mature economies, global demand for lead in the first six months of 2009 fell by approximately 1% compared to the first six months of 2008. Global supply exceeded demand during the first half of the year, increasing LME warehouse lead stocks by 46,500 tonnes. Nonetheless, at the end of June, LME stocks of 91,650 tonnes represented less than five days of global consumption and LME lead prices recovered throughout the first half. Average prices of $1,332 per tonne were 49% lower than the average price of $2,601 per tonne in the same period of 2008.

In China, domestic lead prices delivered slightly better returns than export prices, which encouraged imports of over 120,000 tonnes of lead metal and 700,000 tonnes of lead concentrates. Chinese vehicle production and sales rose by over 10% compared to the first six months of 2008, while sales of e-bikes and telecommunications also fared well. This is expected to lead to improved battery demand – the major market for lead, accounting for over 70% of global demand.

Lead metal supply has been adjusted in response to lower consumption, preventing significant build-up of metal inventories. There have been significant cuts to mine production in China and Peru and muted growth from secondary feed sources in response to low lead prices.

Outlook

Supply continues to be reduced to reflect lower metal demand and the market is expected to be broadly balanced between supply and demand for the remainder of the year. This, together with continued historically low levels of stocks, should provide support to lead prices as economic conditions improve.

Xstrata Zinc

FINANCIAL AND OPERATING DATA $m	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Revenue	**1,295**	1,933	3,202
Zinc lead Australia	**153**	241	360
Lead Europe	**199**	283	486
Zinc Europe	**470**	787	1,308
Zinc North America	**437**	564	971
Zinc Peru**	**36**	58	77
Operating EBITDA	**247**	469	435
Zinc lead Australia	**76**	161	41
Lead Europe	**6**	7	16
Zinc Europe	**54**	120	195
Zinc North America	**79**	131	124
Zinc Peru**	**32**	50	59
Depreciation and amortisation	**(163)**	(161)	(331)
Zinc lead Australia	**(46)**	(47)	(95)
Lead Europe	**(2)**	(2)	(4)
Zinc Europe	**(17)**	(22)	(44)
Zinc North America	**(82)**	(74)	(155)
Zinc Peru**	**(16)**	(16)	(33)
Operating profit	**84**	308	104
Zinc lead Australia	**30**	114	(54)
Lead Europe	**4**	5	12
Zinc Europe	**37**	98	151
Zinc North America	**(3)**	57	(31)
Zinc Peru**	**16**	34	26
Share of Group Operating profit	**5.0%**	6.8%	1.4%
Australia	**1.8%**	2.5%	(0.7)%
Europe	**2.4%**	2.2%	2.2%
North America	**(0.2)%**	1.3%	(0.5)%
Zinc Peru**	**1.0%**	0.8%	0.4%
Capital employed†	**5,341**	5,290	5,292
ROCE*	**4.7%**	16.9%	2.6%
Capital expenditure	**80**	305	655
Australia	**49**	217	460
Europe	**12**	23	91
North America	**19**	65	104
Sustaining	**54**	128	278
Expansionary	**26**	177	377

* ROCE % based on average exchange rates for the period
** Xstrata Zinc's pro-rata share of Xstrata's 33.75% interest in Antamina
† Includes goodwill allocation on acquisition of Falconbridge

OPERATING PROFIT VARIANCES	$m
Operating 30.06.08	**308**
Sales price*	(443)
Volumes	49
Unit cost – real	58
Unit cost – CPI inflation	(19)
Unit cost – mining industry inflation	(16)
Unit cost – foreign exchange	166
Other income and expenses	3
Depreciation and amortisation (excluding foreign exchange)	(22)
Operating profit 30.06.09	**84**

* net of commodity price linked costs, treatment and refining charges

Xstrata Zinc's operating profit for the first six months of 2009 declined to $84 million, from $308 million in the first half of 2008, mainly as a result of lower zinc and lead prices which reduced earnings by $443 million. Ongoing mining and CPI inflation impacted earnings by $35 million, although these impacts were more than offset by strong real cost savings of $58 million, achieved mainly through restructuring at the Australian operations as well as rescheduling production at Nordenham, renegotiating supply contracts, and optimising personnel. The weak performance by Xstrata Zinc's operating currencies against the dollar benefited earnings by $166 million.

Operations

Zinc Lead Australia

Despite significant improvements in unit costs of $43 million and the favourable impact of a weaker Australian dollar, operating profit for the Australian operations decreased by 74% to $30 million in the first half of 2009 compared to the same period of 2008, reflecting lower prices.

Unit cost improvements were achieved through the restructuring of Xstrata Zinc's Australian mining operations. Handlebar Hill was placed into care and maintenance, while production was increased at George Fisher and Black Star. These initiatives resulted in a record production performance at Mount Isa, improved operational efficiencies and higher recoveries. C1 cash costs of zinc have already fallen from 58.10 cents per pound in June 2008 to the current run rate of 49.98 cents per pound and are expected to continue to benefit from improved cost performance in the second half of 2009.

Mined production rose by 10% compared to the same period in 2008, concentrator throughput was 22% higher and zinc production increased by 20%. The George Fisher underground mine continued to increase production, using the new decline to truck ore to the surface, in conjunction with ore hoisting through the shaft. The George Fisher mine produced 1.52 million tonnes of ore in the first half of 2009, a 4% increase on the same period in 2008.

Despite a slow start to the year due to the exceptionally heavy wet season, production at the Black Star Open Pit increased by 6% to 1.5 million tonnes, compensating for the suspension of Handlebar Hill in early February. The Mount Isa zinc-lead concentrator achieved record throughput of 3.48 million tonnes, a 22% increase over the same period last year. In addition to treating George Fisher and Black Star ore, the concentrator processed 640,000 tonnes of stockpiled Handlebar Hill ore and achieved a 20% increase in zinc in concentrate production over the same period last year.

Lead in concentrate production was 20% lower, mainly due to lower head grade caused by the mining sequence in the open pit and underground mines. Lead smelter production was 6% lower than the first six months of 2008 due to lower volumes of third party, high grade concentrate and reduced volumes of lead from the concentrator.

In December 2008, the Australian Federal Court invalidated McArthur River Mine's original approval for its conversion from an underground to an open cut operation, leading to the immediate cessation of all extractive mining activities. Stockpiles were processed until their depletion on 26 January, when the operation was placed on care and maintenance. The Federal Minister for the Environment granted full approval for the operation on 20 February, when mining activities resumed.

As result of the regulatory interruptions to the operation and heavy wet season flooding in February, production for the first half of the year declined to 872,000 tonnes, 15% lower than the first half of 2008, although head grades improved to 10.4% from 9.0% in the first half of 2008.

The regulatory interruptions to the operation's activities led to concentrator throughput at McArthur River Mine decreasing by 9% to 946,000 tonnes. Zinc metal in concentrate increased to 69,000 tonnes, a 4% improvement on the first half of 2008, as a result of increased recoveries and increased feed grade to the mill. Since May 2009, the concentrator has produced its first low lead content zinc concentrate, which is suitable for treatment in electrolytic smelters.

Zinc Lead Europe

Operating profit for the European operations of $41 million was 60% lower compared to the first half of 2008 mainly due to the lower prices. Favourable foreign exchange movements and real cost savings at all the operations more than compensated for the negative impact of reduced sulphuric acid sales, which trimmed earnings by $22 million as a result of very weak demand for acid.

At San Juan de Nieva plant, saleable zinc production was 10% higher than in the same period of the previous year. Production of silver concentrate rose by 24% to 11,081 tonnes with a silver content of 30,046kg and 29% of lead, as a result of improvements to the silver recovery circuit completed in March 2008. San Juan de Nieva smelter also produced 307,353 tonnes of saleable sulphuric acid. In response to poor market conditions for sulphuric acid, the annual maintenance shutdown of the roasters was brought forward to the first half of 2009.

In May, a new electricity supply contract was signed with one of the main producers in Spain. The new contract establishes a competitive energy price in the liberalised market for the next three and a half years.

At Nordenham, in response to lower demand and to optimise power use at current high prices, production was reduced by approximately 13% compared to the first half of 2008 or 20,000 tonnes. Consequently, saleable zinc production decreased to 66,869 tonnes, 11% lower than in the first six months of 2008.

At Britannia Refined Metals in Northfleet, lead production increased to 76,312 tonnes, 7% higher than the first half of 2008 as a result of a continuous supply of crude lead from Mount Isa. Silver production reached 4.4 million ounces, 9% higher than the previous year, due to elevated silver content in the crude lead feed.

Zinc Lead Americas

The favourable impact of a weaker Canadian dollar, real unit cost savings following the implementation of a number of cost reduction initiatives and increased volumes, reflecting the start up of Perseverance mine in July 2008, was offset by the impact of lower commodity prices. Operating profit for the first half of 2009 fell by 86% compared to the same period last year to $13 million.

At Brunswick mine, ore processed in the first half of 2009 was increased by 4% to 1.72 million tonnes. Mine head grades and zinc metallurgical recoveries were slightly higher at 8.78% and 88.12% respectively, leading to a 15% increase in production of zinc in concentrate over the first half of 2008.

The Brunswick smelter produced 8% more refined lead and alloys and 57% more silver doré in the first six months of 2009 compared to the same period of 2008. Increased silver volumes were due to the treatment of higher-margin complex concentrates and a reduction of in-process metal levels.

Perseverance mine, which started commercial production on 1 July 2008, processed 515,000 tonnes of ore in the first half of 2009. Higher concentrator throughput combined with stronger head grades produced 69,300 tonnes of zinc and 4,300 tonnes of copper in concentrates.

The CEZinc refinery in Quebec produced 111,100 tonnes of cast zinc, 127,900 tonnes of cathode zinc and 203,600 tonnes of sulphuric acid, a 15% decrease in zinc metal production on the first half of 2008. Constraints imposed by very poor demand for sulphuric acid between March and June contributed to an overall 22% reduction in production.

The Kidd Zinc hydrometallurgical plant produced 51,300 tonnes of saleable zinc during the first half of the year, 18,600 tonnes lower than the same period last year due to reduced sulphuric acid demand which constrained metal production. A second slab line was commissioned during the period to enable greater product flexibility and this, together with increased production during low electricity price periods achieved significant cost reductions.

In the first half of 2009, zinc ore processed at Antamina rose by 60% to 2.7 million tonnes (Xstrata's 33.75% attributable share), partially offset by lower zinc ore grades which fell to 2.87% from 3.67% and lower zinc recoveries of 82.4% compared to 87.5%. As a result, Xstrata Zinc's share of zinc metal in concentrate produced from Antamina was 67,800 tonnes, 19% higher than in the same period of 2008.

Developments

In response to the current global economic crisis and the resulting fall in prices Xstrata Zinc has reduced its capital expenditure to minimum levels, without affecting future production. In the first half of 2009, Xstrata Zinc's capital expenditure was reduced 74% to $80 million compared to $305 million for the same period of 2008.

Zinc Lead Australia

The expansion of the Mount Isa zinc-lead concentrator to 8 million tonnes per annum of throughput has been completed. The facility's operating performance will be further improved by additional equipment which is to be commissioned during the fourth quarter.

Following successful trials in late 2008 and early 2009, McArthur River Mine has begun production of a low lead zinc concentrate, complementing its current bulk concentrate production. Production in 2009 is expected to reach approximately 28,000 tonnes with 54.7% zinc and 6.4% lead, providing additional flexibility in the range of smelters able to process MRM concentrate.

Zinc Lead Europe

A study for the implementation of an Xstrata Technology Albion Process demonstration plant in San Juan de Nieva has been initiated. The Albion Process, used for direct leaching of zinc concentrates, was developed to treat McArthur River and other bulk concentrates which could not be processed by the conventional roasting-leaching-electrowinning process. The demonstration plant will determine the requirements for an industrial scale plant.

In Ireland, Xstrata Zinc's exploration programme at Pallas Green with its 23.6% joint venture partner, Minco Plc, continues to provide good results with the discovery of a third high grade zone at Tobermalug. A $3 million exploration programme is being carried out in 2009 and includes environmental baseline and metallurgical studies. As of June 30, 2009, the Tobermalug deposit at Pallas Green is estimated to contain 11.3 million tonnes of inferred resource, grading 10.2% zinc and 1.9% lead.

Zinc Lead Americas

Exploration continues at the Matagami Camp. Xstrata Zinc will conduct a feasibility study and definition drilling programme during the second half of 2009 at the Bracemac-McLeod discovery, which is located six kilometres from Xstrata Zinc's Matagami mill complex. The completion of the feasibility study will increase Xstrata Zinc's ownership of the Bracemac-McLeod leases and South Flank JV to 65%

SALES VOLUMES	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Australia – Mount Isa			
Zinc in concentrate (t) third party sales (payable metal)	**114,233**	77,319	171,137
Zinc in concentrate (t) inter-company sales (payable metal)	**7,140**	24,940	69,580
Total zinc (t) (payable metal)	**121,373**	102,259	240,717
Lead in concentrate (t) third party sales (payable metal)	**-**	-	3,656
Lead in bullion (t) inter-company sales (payable metal)	**78,352**	83,495	155,401
Total lead (t) (payable metal)	**78,352**	83,495	159,057
Silver in concentrate (koz) third party sales (payable metal)	**176**	149	385
Silver in bullion (koz) inter-company sales (payable metal)	**4,303**	5,217	9,172
Total silver (koz) (payable metal)	**4,479**	5,366	9,557
Australia – McArthur River			
Zinc in concentrate (t) third party sales (payable metal)	**48,083**	56,048	115,241
Zinc in concentrate (t) inter-company sales (payable metal)	**5,967**		
Lead in concentrate (t) third party sales (payable metal)	**11,225**	15,243	29,945
Silver in concentrate (koz) third party sales (payable metal)	**128**	182	318
Australia – Lennard Shelf *			
Zinc in concentrate (t) third party sales (payable metal)	**-**	7,428	13,617
Zinc in concentrate (t) inter-company sales (payable metal)	**-**	3,561	3,561
Total zinc in concentrate (t) (payable metal)	**-**	10,989	17,178
Lead in concentrate (t) third party sales (payable metal)	**-**	-	2,117
Lead in concentrate (t) inter-company sales (payable metal)	**-**	2,072	2,291
Total lead in concentrate (t) (payable metal)	**-**	2,072	4,408
Europe – San Juan de Nieva			
Refined zinc (t)	**233,988**	216,006	432,507
Europe – Nordenham			
Refined zinc (t)	**63,378**	79,239	144,994
Noranda zinc (t)	**-**	-	-
Europe – Northfleet			
Refined lead (t)	**84,382**	69,199	134,445
Noranda lead (t)	**-**	-	-
Refined silver (koz)	**4,032**	3,319	7,729
North America - Brunswick			
Zinc in concentrate (t) third party sales (payable metal)	**61,820**	35,227	95,755
Zinc in concentrate (t) inter-company sales (payable metal)	**30,304**	56,881	89,933
Total zinc (t) (payable metal)	**92,124**	92,108	185,688
Lead concentrate (t) third party sales (payable metal)	**-**	(32)	5,982
Lead concentrate (t) inter-company sales (payable metal)	**23,752**	23,962	49,285
Zinc in bulk concentrate (t) third party sales (payable metal)	**14,812**	7,264	10,111
Lead in bulk concentrate (t) third party sales (payable metal)	**12,158**	5,664	8,290
Silver in bulk concentrate (koz) third party sales (payable metal)	**731**	375	522
Silver in bulk concentrate (koz) inter-company sales (payable metal)	**-**	-	-
Refined lead & Alloys (t)	**47,320**	40,361	77,228
Silver doré (koz) inter-company sales	**4,597**	2,800	4,810
North America – CEZ **			
Refined zinc (t)	**28,211**	34,002	64,669
Perseverance			
Zinc in concentrate (t) third-party sales(payable metal)	**3,683**	-	8,269
Zinc in concentrate (t) inter-company sales (payable metal)	**55,234**	-	39,140
Total zinc (t) (payable metal)	**58,917**	-	47,409
North America – Kidd Creek			
Refined zinc (t)	**57,101**	80,184	124,917

SALES VOLUMES	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Peru - Antamina zinc* **			
Zinc in concentrate (t) third party sales (payable metal)	**44,632**	46,014	99,441
Zinc in concentrate (t) inter-company sales (payable metal)	**8,936**	-	-
Total zinc (t) (payable metal)	**53,568**	46,014	99,441
Total zinc metal third party sales (t)	**382,678**	409,431	767,087
Total zinc in concentrate third party sales (t)	**287,262**	229,300	513,571
Total lead metal third party sales (t)	**131,702**	109,560	211,673
Total lead in concentrate third party sales (t)	**23,383**	20,875	49,990
Total silver metal third party sales (koz)	**4,032**	3,319	7,729
Total silver in concentrate third party sales (koz)	**1,034**	706	1,225
Average LME zinc price(US$/t)	**1,322**	2,269	1,870
Average LME lead price (US$/t)	**1,332**	2,601	2,084

* Xstrata Zinc's pro rata share of Lennard Shelf sales volumes (50%)
** Xstrata Zinc's pro rata share of CEZ sales volumes (25%)
*** Xstrata Zinc's pro rata share of zinc sales from Xstrata's 33.75% interest in Antamina
† Includes goodwill allocation on acquisition of Falconbridge

SUMMARY PRODUCTION DATA	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Total zinc in concentrate production (t)	**493,808**	380,778	861,033
Total zinc in metal production (t)	**401,253**	411,943	795,565
Total lead in concentrate production (t)	**110,086**	127,753	251,496
Total lead in metal production (t)	**121,816**	113,472	220,391
Consolidated Zinc cash cost (C1) - post by-product credits (US¢/lb)	**44.57**	50.29	58.33

Xstrata Technology Services

FINANCIAL AND OPERATING DATA $m	**Six months to 30.06.09**	Six months to 30.06.08	Year ended 31.12.08
Revenue	**46**	138	235
Operating EBITDA	**10**	22	38
Depreciation and amortisation	**(2)**	(3)	(6)
Operating profit	**8**	19	32
Capital expenditure	**1**	2	6

Xstrata Technology Services supports the processes involved in mining. It comprises Xstrata Technology, based in Brisbane, a specialist products provider and Xstrata Process Support, based in Sudbury, an independent group which provide technological support both to Xstrata's operations and to third-party customers.

Xstrata Technology

Operating profit declined to $8 million in the first half of 2009, due to lower demand for Xstrata Technology's products as a result of reductions in expenditure at key mining sector customers, in line with poor economic conditions. Nonetheless, the technologies continued to be strong

Several Albion Process programmes are under way and three projects advancing to pre-feasibility level in North America, Western Australia and Chile. The first two Albion Process plants, in the Dominican Republic and Romania, are currently in detailed design, with both plants due for commissioning in early 2011.

The rapid growth rate for IsaMill has slowed in the last six months as a result of suspensions and delays in many projects due to the economic downturn. Projects started in late 2007 and 2008 are being completed and interest in the technology remains relatively strong, although new business has slowed in the first half of the year.

The cost advantages of ISAMELT have supported continuing interest, although the global financial crisis has led to a key project being temporarily suspended.. Agreements were signed for lead and copper smelters in China and India and construction continues at lead and copper smelters in Kazakhstan, with commissioning due in 2010.

The copper tankhouse technology experienced lower activity, though there was a marked improvement in the second quarter, when significant orders were received in South America and India

Demand for the Jameson Cell product remains relatively strong with continued sales into the coal industry.

Xstrata Process Support

Xstrata Process Support provides high expertise technical services to the minerals sector through four separate groups. Demand for these services continues to be strong from Xstrata's operations. Despite the economic downturn, Xstrata Process Support's operating EBITDA for the first six months of 2009 increased by 23% over 2008, as a result of cost reductions and continued demand from third-party customers. External sales continue to represent a greater proportion of revenues as Xstrata Process Support continues to commercialise its business and diversify its global customer base.

In the first half of the year, Process Mineralogy provided ore characterisation and process design services to Xstrata Nickel and Xstrata Zinc in Canada and continues to see strong demand growth from PGM operations including Xstrata Nickel's polymetallic Nickel Rim South mine. Demand is also robust from external customers.

Extractive Metallurgy is working for Xstrata Nickel to develop low cost commercially viable processes. The group continues to see strong growth this year in demand for process modelling expertise from both internal and external clients.

Process Control delivered improved furnace integrity monitoring at Sudbury nickel operations and is developing advanced energy saving ventilation control at the new Nickel Rim mine. It contributed to control improvements at Kidd copper operations and performed control audits and improvements for a number of external clients.

Materials Technology completed four planned inspections of smelter acid plants, two of which were for third-party mining companies. Services were provided during the period to Xstrata's copper and zinc operations to implement risk based inspection programs and resolve corrosion issues.

OPERATIONS DATA

Name of Operation		Ownership	Annual Production Capacity (Full plan/time basis)	Accounting Status	Location
Xstrata Alloys					
Boshoek plant		79.5%	240kt	Joint venture	Boshoek, South Africa
Lion plant		79.5%	360kt	Joint venture	Steelpoort, South Africa
Lydenburg plant		69.6%	396kt	Joint venture	Lydenburg, South Africa
Rustenburg plant		79.5%	430kt	Joint venture	Rustenburg, South Africa
Wonderkop plant		79.5%	553kt	Joint venture	Marikana, South Africa
Boshoek opencast mine		79.5%	1,344kt	Joint venture	Boshoek, South Africa
Horizon mine		79.5%	144kt	Joint venture	Pilansberg, South Africa
Kroondal mine		79.5%	1,320kt	Joint venture	Rustenburg, South Africa
Thorncliffe mine		79.5%	1,320kt	Joint venture	Steelpoort, South Africa
Helena mine		79.5%	960kt	Joint venture	Steelpoort, South Africa
Waterval mine		79.5%	480kt	Joint venture	Rustenburg, South Africa
Rhovan	V_2O_5	74%	22,000k lbs	Joint venture	Brits, South Africa
	FeV	74%	6,000k kg		
Maloma mine		75%	660kt	Subsidiary	Maloma, Swaziland
Char Technologies		100%	112kt	Subsidiary	Witbank, South Africa
African Carbon Manufacturers		100%	153kt	Subsidiary	Witbank, South Africa
African Carbon Producers		100%	158kt	Subsidiary	Witbank, South Africa
African Fine Carbon		100%	156kt	Subsidiary	Middelburg, South Africa
African Carbon Union		74%	133kt	Subsidiary	Witbank, South Africa
Mototolo		37%	240koz	Joint venture	Steelpoort, South Africa
Eland		73.99%	240koz	Joint venture	Brits, South Africa

Name of Operation	Ownership	Annual Production Capacity (Full plan/time basis)	Accounting Status	Location
Xstrata Coal				
Americas				
Cerrejón	33.3%	32,000kt	Joint venture	Colombia
Prodeco	100%	12,000kt	Financial asset	Colombia
Australia				
Cumnock	90%	–	Joint venture	Hunter Valley
Liddell	67.5%	4,900kt	Joint venture	Hunter Valley
Macquarie Coal JV				
– West Wallsend	80%	2,400kt	Joint venture	Newcastle
– Westside	80%	700kt	Joint venture	Newcastle
Mt Owen	100%	8,000kt	Subsidiary	Hunter Valley
Ravensworth operations	100%	4,300kt	Subsidiary	Hunter Valley
Ravensworth Underground	70.2%	3,000kt	Joint venture	Hunter Valley
Oakbridge Group				
– Baal Bone	74.1%	1,800kt	Subsidiary	Western Coal Fields
– Beltana	68.3%	5,000kt	Joint venture	Hunter Valley
– Bulga	68.3%	6,000kt	Joint venture	Hunter Valley
Tahmoor	100%	2,000kt	Subsidiary	Southern Coal Fields
Ulan				
– Ulan Underground	90%	6,200kt	Joint venture	Western Coal Fields
– Ulan Opencut	90%	–	Joint venture	
United	95%	2,300kt	Joint venture	Hunter Valley
Oaky Creek	55%	8,700kt	Joint venture	Bowen Basin
Newlands				
– Thermal	55%	8,600kt	Joint venture	
– Coking	55%	1,400kt	Joint venture	Bowen Basin
Collinsville				
– Thermal	55%	3,600kt	Joint venture	
– Coking	55%	1,700kt	Joint venture	Bowen Basin
Rolleston	75%	8,000kt	Joint venture	Bowen Basin
South Africa				
Southstock Division				
– Opencast	79.8%	700kt	Subsidiary	Witbank
– Underground	79.8%	5,000kt	Subsidiary	Witbank
Mpumalanga Division				
– Spitzkop	79.8%	1,400kt	Subsidiary	Ermelo
– Tselentis	79.8%	1,400kt	Subsidiary	Breyten
Impunzi Division				
- Opencast	79.8%	5,400kt	Subsidiary	Witbank
- Underground	79.8%	–	Subsidiary	Witbank
Tweefontein				
- Opencast	79.8%	3,500kt	Subsidiary	Witbank
- Underground	79.8%	2,700kt	Subsidiary	Witbank
Goedgevonden	74%	6,000kt	Joint venture	Witbank

Name of Operation	Ownership	Annual Production Capacity (Full plan/time basis)	Accounting Status	Location
Xstrata Copper				
Argentina				
Alumbrera	50%	40mt ore 150kt Cu in conc 400koz Au in conc 50koz Au in dore	Subsidiary	Catamarca, Argentina
Australia				
Mount Isa	100%	6.2mt ore 170kt Cu in conc 290kt Cu in anode	Subsidiary	North West Queensland, Australia
Ernest Henry	100%	11mt ore 115kt Cu in conc 120koz Au in conc	Subsidiary	North West Queensland, Australia
Townsville Refinery	100%	300kt Cu cathode	Subsidiary	North Queensland, Australia
Canada				
CCR	100%	370kt Cu cathode	Subsidiary	Quebec, Canada
Horne	100%	180kt Cu in anode	Subsidiary	Quebec, Canada
Kidd Creek	100%	50kt Cu in conc 135kt Cu in cathode	Subsidiary	Ontario, Canada
Chile				
Altonorte	100%	300kt Cu in anode	Subsidiary	Antofagasta Region, Chile
Collahuasi	44%	48mt ore 530kt Cu in conc 60kt Cu cathode	Joint venture	Tarapacá Region, Chile
Lomas Bayas	100%	14mt Heap ore 40mt ROM ore 75kt Cu cathode	Subsidiary	Antofagasta Region, Chile
Peru				
Antamina (joint with Xstrata Zinc)	33.75%	35mt ore 370kt Cu in conc	Joint venture	Ancash Region, Peru
Tintaya	100%	10mt ore 85kt Cu in conc 35kt Cu cathode	Subsidiary	Espinar Province, Peru

Name of Operation	Ownership	Annual Production Capacity (Full plan/time basis)	Accounting Status	Location
Xstrata Nickel				
Australia				
Cosmos	100%	350kt kt ore 13kt Ni in conc	Subsidiary	Mt Keith-Leinster, Western Australia
Sinclair	100%	300kt ore 6kt Ni in conc	Subsidiary	Mt Keith-Leinster, Western Australia
Canada				
Montcalm	100%	Suspended 1H2009	Subsidiary	Ontario, Canada
Sudbury	100%	2.7mt ore 130kt Ni-Cu matte	Subsidiary	Ontario, Canada
Raglan	100%	1.3mt ore 30kt Ni in conc	Subsidiary	Quebec, Canada
Dominican Republic				
Falcondo	85.3%	4.0mt ore 28.5kt Ni in FeNi	Subsidiary	Bonao, Dominican Republic
Norway				
Nikkelverk	100%	90kt Ni 39kt Cu 5.2kt Co	Subsidiary	Kristiansand, Norway

Name of Operation	Ownership	Annual Production Capacity (Full plan/time basis)	Accounting Status	Location
Xstrata Zinc				
Australia				
McArthur River	100%	2.5mt ore 181kt Zn in conc	Subsidiary	Northern Territory, Australia
Mount Isa	100%	6.4mt ore 283kt Zn in conc 170kt Pb in bullion 300t Ag in bullion	Subsidiary	North West Queensland, Australia
Canada				
Brunswick Mine	100%	3.6 mt ore 275 kt Zn in conc 80 kt Pb in conc 210 t Ag in conc 8 kt Cu in conc	Subsidiary	New Brunswick, Canada
Brunswick Smelting	100%	110kt refined lead 450t silver doré	Subsidiary	New Brunswick, Canada
CEZ Refinery	25%	301kt Zn	Associate	Quebec, Canada
Perseverance Mine	100%	949kt ore 113.9kt Zn in conc 6.9kt Cu in conc	Subsidiary	Quebec, Canada
General Smelting	100%	27kt Zn and Pb foundry products	Subsidiary	Quebec, Canada
Kidd Creek Refinery	100%	153kt Zn	Subsidiary	Ontario, Canada
Germany				
Nordenham	100%	157kt Zn 151kt saleable Zn	Subsidiary	Nordenham, Germany
Peru				
Antamina (joint with Xstrata Copper)	33.75%	35mt ore 403kt Zn	Joint venture	Ancash, Peru
Spain				
San Juan de Nieva	100%	507kt Zn 487kt saleable Zn	Subsidiary	Asturias, Spain
Hinojedo	100%	47kt calcine 31kt SO_2	Subsidiary	Cantabria, Spain
Arnao	100%	24kt ZnO	Subsidiary	Asturias, Spain
UK				
Northfleet	100%	180kt primary Pb 360t refined Ag	Subsidiary	Northfleet, UK

Statement of directors' responsibilities

We confirm that to the best of our knowledge:

a) the condensed set of consolidated financial statements has been prepared in accordance with IAS 34 "Interim Financial Reporting";

b) the half-yearly report includes a fair review of the information required by DTR 4.2.7 (being an indication of important events that have occurred during the first six months of the financial year, and their impact on the interim report and a description of the principal risks and uncertainties for the remaining six months of the financial year); and

c) the half-yearly report includes a fair review of the information required by DTR 4.2.8 (being disclosure of related party transactions that have taken place in the first six months of the financial year and that have materially affected the financial position or the performance of the Group during the period and any changes in the related party transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the financial year).

The directors of Xstrata plc are listed in the Xstrata Annual Report 2008, with the exception of Bob MacDonnell who retired as a director on 5 May 2009 and Peter Hooley who was elected a director of the company at the Annual General Meeting on 5 May 2009.

Going Concern

The directors believe, after making inquiries that they consider to be appropriate, that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the interim financial statements.

By order of the board



T L Reid

Director

Chief Financial Officer

4 August 2009

Independent Review Report to Xstrata plc

Introduction

We have been engaged by Xstrata plc (the Company) to review the condensed set of consolidated financial statements for the six months ended 30 June 2009 which comprises the condensed interim consolidated balance sheet and the related condensed interim consolidated income statement, statement of comprehensive income, cash flow statement, statement of changes in equity and related notes 1 to 17. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial statements contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As noted in note 3, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated financial statements in the interim report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
4 August 2009

The maintenance and integrity of the Xstrata plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the web site. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Condensed Interim Consolidated Income Statement

For the six months ended 30 June 2009

US$m	Notes	(Unaudited) Before exceptional items	(Unaudited) Exceptional items†	(Unaudited) 6 months 30.06.09	(Unaudited) Before exceptional items	(Unaudited) Exceptional items†‡	(Unaudited) 6 months 30.06.08‡	(Audited) Before exceptional items	(Audited) Exceptional items†	(Audited) 12 months 31.12.08
Revenue		**9,541**	**-**	**9,541**	16,092	-	16,092	27,952	-	27,952
Cost of sales*		**(5,612)**	**-**	**(5,612)**	(9,033)	-	(9,033)	(16,001)	-	(16,001)
Distribution costs		**(807)**	**-**	**(807)**	(912)	-	(912)	(1,988)	-	(1,988)
Administrative expenses*		**(437)**	**-**	**(437)**	(460)	-	(460)	(318)	-	(318)
Inventory write downs	6	**-**	**-**	**-**	-	-	-	-	(93)	(93)
Liability fair value adjustments	6	**-**	**79**	**79**	-	(206)	(206)	-	(194)	(194)
Profit on restructure of joint venture	6	**-**	**-**	**-**	-	213	213	-	213	213
Restructuring and closure costs	6	**-**	**(40)**	**(40)**	-	(62)	(62)	-	(125)	(125)
Operating profit before interest, taxation, depreciation and amortisation		**2,685**	**39**	**2,724**	5,687	(55)	5,632	9,645	(199)	9,446
Depreciation and amortisation:										
- Cost of sales		**(1,064)**	**-**	**(1,064)**	(1,169)	-	(1,169)	(2,372)	-	(2,372)
- Administrative expenses		**(16)**	**-**	**(16)**	(12)	-	(12)	(24)	-	(24)
Impairment of assets:										
- Cost of sales	6	**-**	**(36)**	**(36)**	-	-	-	-	(974)	(974)
Operating profit		**1,605**	**3**	**1,608**	4,506	(55)	4,451	7,249	(1,173)	6,076
Share of results from associates	6	**(40)**	**(248)**	**(288)**	7	-	7	12	(34)	(22)
Profit before interest and taxation		**1,565**	**(245)**	**1,320**	4,513	(55)	4,458	7,261	(1,207)	6,054
Finance income	6,13	**195**	**-**	**195**	37	59	96	192	69	261
Finance costs	6,13	**(427)**	**(41)**	**(468)**	(433)	(70)	(503)	(852)	(295)	(1,147)
Profit before taxation		**1,333**	**(286)**	**1,047**	4,117	(66)	4,051	6,601	(1,433)	5,168
Income tax (expense)/benefit	14	**(339)**	**20**	**(319)**	(1,102)	10	(1,092)	(1,634)	330	(1,304)
Profit for the period before rights issue option		**994**	**(266)**	**728**	3,015	(56)	2,959	4,967	(1,103)	3,864
Rights issue option	6	**-**	**(1,173)**	**(1,173)**	-	-	-	-	-	-
(Loss)/profit for the period		**994**	**(1,439)**	**(445)**	3,015	(56)	2,959	4,967	(1,103)	3,864
Attributable to:										
Equity holders of the parent		**909**	**(1,439)**	**(530)**	2,829	(56)	2,773	4,698	(1,103)	3,595
Minority interests		**85**	**-**	**85**	186	-	186	269	-	269
		994	**(1,439)**	**(445)**	3,015	(56)	2,959	4,967	(1,103)	3,864
Earnings per share (US$)**										
Before rights issue option:										
- basic (continuing operations)	16	**0.38**	**(0.11)**	**0.27**	1.66	(0.03)	1.63	2.77	(0.65)	2.12
- basic	16	**0.38**	**(0.11)**	**0.27**	1.66	(0.03)	1.63	2.77	(0.65)	2.12
- diluted (continuing operations)	16	**0.38**	**(0.11)**	**0.27**	1.63	(0.03)	1.60	2.73	(0.64)	2.09
- diluted	16	**0.38**	**(0.11)**	**0.27**	1.63	(0.03)	1.60	2.73	(0.64)	2.09
After rights issue option:										
- basic (continuing operations)	16	**0.38**	**(0.60)**	**(0.22)**	1.66	(0.03)	1.63	2.77	(0.65)	2.12
- basic	16	**0.38**	**(0.60)**	**(0.22)**	1.66	(0.03)	1.63	2.77	(0.65)	2.12
- diluted (continuing operations)	16	**0.38**	**(0.59)**	**(0.21)**	1.63	(0.03)	1.60	2.73	(0.64)	2.09
- diluted	16	**0.38**	**(0.59)**	**(0.21)**	1.63	(0.03)	1.60	2.73	(0.64)	2.09

† Exceptional items are significant items of income and expense, presented separately due to their nature or the expected infrequency of the events giving rise to them.
* Before depreciation, amortisation and impairment charges.
‡ Restated for the revisions to the provisional DTJV acquisition accounting (refer to note 4).
** The 30 June 2008 and 31 December 2008 comparative earnings per share per share have been restated after applying a rights issue bonus factor of 0.57.

Condensed Interim Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2009

US$m	**(Unaudited) 6 months 30.06.09**	(Unaudited) 6 months 30.06.08	(Audited) 12 months 31.12.08
(Loss)/profit for the period	**(445)**	2,959	3,864
Income and expenses recognised directly in equity:			
Actuarial losses on defined benefit pension plans	**-**	-	(112)
Income tax	**-**	-	37
Gains/(losses) on available-for-sale financial assets	**37**	21	(114)
Income tax	**11**	(3)	4
Gains/(losses) on cash flow hedges	**321**	(279)	(157)
Income tax	**(88)**	30	18
Foreign currency translation differences	**2,265**	627	(3,980)
Income tax	**(38)**	(33)	65
	2,508	363	(4,239)
Transfers to the income statement:			
(Gains)/losses on cash flow hedges	**(27)**	166	360
Income tax	**3**	(21)	(43)
Recycled foreign currency translation net losses	**-**	20	246
Other comprehensive income	**2,484**	528	(3,676)
Total comprehensive income for the period	**2,039**	3,487	188
Attributable to:			
Equity holders of the parent	**1,954**	3,301	(81)
Minority interests	**85**	186	269
	2,039	3,487	188

Condensed Interim Consolidated Balance Sheet

As at 30 June 2009

US$m	Notes	**(Unaudited) 30.06.09**	(Unaudited) 30.06.08*	(Audited) 31.12.08
Assets				
Non-current assets				
Intangible assets	8	**9,123**	9,487	8,898
Property, plant and equipment	9	**38,825**	39,356	36,141
Biological assets		**17**	22	11
Inventories		**31**	33	39
Trade and other receivables		**98**	118	77
Investments in associates	6	**1,799**	192	1,963
Available-for-sale financial assets		**208**	177	161
Derivative financial assets		**606**	327	774
Other financial assets		**350**	228	235
Pension asset		**3**	6	3
Prepayments		**7**	8	22
Deferred tax assets		**2**	13	3
		51,069	49,967	48,327
Current assets				
Inventories		**4,076**	4,865	3,573
Trade and other receivables		**2,717**	4,141	1,941
Derivative financial assets		**263**	78	29
Other financial assets	5	**2,210**	6	-
Prepayments		**213**	256	288
Cash and cash equivalents	12	**1,039**	1,440	1,156
		10,518	10,786	6,987
Total assets		**61,587**	60,753	55,314

* Restated for the revisions to the provisional acquisition accounting (refer to note 4)

Condensed Interim Consolidated Balance Sheet (continued)
As at 30 June 2009

US$m	Notes	**(Unaudited) 30.06.09**	(Unaudited) 30.06.08*	(Audited) 31.12.08
Equity and liabilities				
Capital and reserves - attributable to equity holders of Xstrata plc				
Issued capital	10	**1,466**	488	488
Share premium	10	**15,044**	10,308	10,308
Own shares	10	**(1,288)**	(831)	(1,332)
Convertible borrowings - equity component		**56**	56	56
Other reserves	11	**3,938**	5,583	1,454
Retained earnings		**12,437**	11,293	11,789
		31,653	26,897	22,763
Minority interests		**1,649**	1,541	1,636
Total equity		**33,302**	28,438	24,399
Non-current liabilities				
Trade and other payables		**29**	75	29
Interest-bearing loans and borrowings	12	**13,229**	14,557	16,337
Convertible borrowings	12	**333**	329	331
Derivative financial liabilities		**494**	296	569
Other financial liabilities		**735**	691	683
Provisions		**2,455**	2,523	2,237
Pension deficit		**326**	203	320
Deferred tax liabilities		**5,651**	6,261	5,244
Other liabilities		**9**	74	105
		23,261	25,009	25,855
Current liabilities				
Trade and other payables		**3,306**	4,534	3,233
Interest-bearing loans and borrowings	12	**774**	1,333	794
Derivative financial liabilities		**111**	366	202
Provisions		**504**	605	497
Income taxes payable		**252**	435	299
Other liabilities		**77**	33	35
		5,024	7,306	5,060
Total liabilities		**28,285**	32,315	30,915
Total equity and liabilities		**61,587**	60,753	55,314

* Restated for the revisions to the provisional acquisition accounting (refer to note 4)

Condensed Interim Consolidated Cash Flow Statement

For the six months ended 30 June 2009

US$m	Notes	**(Unaudited) 6 months 30.06.09**	(Unaudited) 6 months 30.06.08*	(Audited) 12 months 31.12.08
Profit before taxation (continuing operations)		**1,047**	4,051	5,168
Adjustments for:				
Finance income		**(195)**	(96)	(261)
Finance cost		**423**	503	1,147
Share of results from associates		**333**	(7)	22
Net (profit)/loss on disposal of property, plant and equipment		**-**	2	(9)
Inventory write downs		**-**	-	93
Liability fair value adjustments		**(79)**	206	194
Profit on disposal of joint venture interest		**-**	(213)	(213)
Restructuring and closure costs		**-**	62	-
Depreciation		**1,031**	1,115	2,286
Amortisation		**49**	66	110
Impairment of assets		**36**	-	974
Share-based compensation plans		**122**	116	6
Decrease/(increase) in trade and other receivables		**(687)**	(1,235)	868
Increase in other assets		**(363)**	(191)	(299)
Decrease/(increase) in inventories		**(288)**	(653)	167
Increase/(decrease) in trade and other payables		**(7)**	630	(913)
Increase/(decrease) in provisions		**137**	84	(450)
Other non-cash movements		**5**	(8)	(2)
Cash generated from operations		**1,564**	4,432	8,888
Income tax paid		**(403)**	(1,048)	(1,753)
Interest paid		**(366)**	(366)	(612)
Interest received		**24**	66	60
Dividends received		**-**	1	2
Net cash flow from operating activities		**819**	3,085	6,585
Purchase of property, plant and equipment		**(1,329)**	(2,125)	(4,796)
Proceeds from sale of property, plant and equipment		**7**	6	101
Purchase of intangible assets		**(9)**	(39)	(54)
Purchase of available-for-sale financial assets		**-**	-	(155)
Proceeds from available-for-sale financial assets		**-**	-	43
Purchase of other financial assets		**(2,000)**	-	-
Acquisition of interest in associates		**(112)**	-	(1,878)
Acquisition of subsidiaries, net of cash acquired		**-**	(3,654)	(3,654)
Investment in other financial assets		**(54)**	-	-
Net cash flow from (used in) investing activities		**(3,497)**	(5,812)	(10,393)
Issue of share capital		**5,714**	-	-
Purchase of own shares		**(6)**	(17)	(525)
Disposal of own shares		**1**	68	64
Proceeds from interest bearing loans and borrowings		**4,087**	3,767	7,118
Interest bearing loans and borrowings issue costs		**-**	(28)	(89)
Repayment of interest bearing loans and borrowings		**(7,197)**	(373)	(2,220)
Payment of finance lease liabilities		**(16)**	(1)	(14)
Dividends paid to equity holders of the parent		**-**	(327)	(499)
Dividends paid to minority interests		**(72)**	(111)	(221)
Capital injection from minority interests		**-**	-	301
Net cash flow from (used in) financing activities		**2,511**	2,978	3,915
Net increase/(decrease) in cash and cash equivalents		**(167)**	251	107
Net foreign exchange difference		**10**	1	(31)
Cash and cash equivalents at 1 January		**1,145**	1,069	1,069
Cash and cash equivalents at period end	12	**988**	1,321	1,145

* Restated for the revisions to the provisional DTJV acquisition accounting (refer to note 4)

Condensed Interim Consolidated Statement of Changes in Equity

For the six months ended 30 June 2009

	Attributable to equity holders of the parent								Minority interests	Total equity
US$m	Issued capital	Share premium	Own shares	Convertible Borrowings - equity component	Other Reserves (refer to note 11)	Retained earnings	Total			
At 1 January 2008	485	9,899	(651)	56	5,055	8,984	23,828		1,386	25,214
Comprehensive income	-	-	-	-	528	2,773	3,301		186	3,487
Issue of share capital	3	409	(412)	-	-	-	-		-	-
Own share purchases	-	-	(17)	-	-	-	(17)		-	(17)
Own share disposals	-	-	249	-	-	(181)	68		-	68
Equity settled share-based compensation plans	-	-	-	-	-	44	44		-	44
Acquisition of subsidiaries	-	-	-	-	-	-	-		80	80
Dividends paid (refer note 17)	-	-	-	-	-	(327)	(327)		(111)	(438)
At 30 June 2008 (unaudited)	488	10,308	(831)	56	5,583	11,293	26,897		1,541	28,438
Comprehensive income	-	-	-	-	(4,129)	747	(3,382)		83	(3,299)
Own share purchases	-	-	(508)	-	-	-	(508)		-	(508)
Own share disposals	-	-	7	-	-	(11)	(4)		-	(4)
Equity settled share-based compensation plans	-	-	-	-	-	201	201		-	201
Modification of share-based awards	-	-	-	-	-	(269)	(269)		-	(269)
Capital injection	-	-	-	-	-	-	-		122	122
Dividends paid (refer note 17)	-	-	-	-	-	(172)	(172)		(110)	(282)
At 31 December 2008 (audited)	488	10,308	(1,332)	56	1,454	11,789	22,763		1,636	24,399
Comprehensive income	-	-	-	-	2,484	(530)	1,954		85	2,039
Issue of share capital	978	4,736	-	-	-	-	5,714		-	5,714
Own share purchases	-	-	(6)	-	-	-	(6)		-	(6)
Own share disposals	-	-	50	-	-	(49)	1		-	1
Equity settled share-based compensation plans	-	-	-	-	-	54	54		-	54
Rights issue option (refer to note 6)	-	-	-	-	-	1,173	1,173		-	1,173
Dividends paid (refer note 17)	-	-	-	-	-	-	-		(72)	(72)
At 30 June 2009 (unaudited)	1,466	15,044	(1,288)	56	3,938	12,437	31,653		1,649	33,302

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

1. Corporate Information

The ultimate parent entity of the Group, Xstrata plc, is a publicly traded limited company incorporated in England and Wales and domiciled in Switzerland. Its ordinary shares are traded on the London and Swiss stock exchanges.

The condensed interim consolidated financial statements do not constitute statutory accounts as defined in Section 435 of the Companies Act 2006.

The interim condensed consolidated financial statements of the Group for the six months ending 30 June 2009 were authorised for issue in accordance with a resolution of the directors on 4 August 2009.

The financial information for the full preceding financial year is based on statutory accounts for the financial year ended 31 December 2008 adjusted for the refinement of provisional acquisition accounting (refer to note 4). These statutory accounts upon which the auditors issued an unqualified opinion, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985, have been delivered to the registrar.

2. Basis of Preparation

The condensed interim consolidated financial statements of Xstrata plc and its subsidiaries (the Group) for the six months ended 30 June 2009 have been prepared in accordance with IAS 34 'Interim Financial Reporting'. Accordingly, the condensed interim consolidated financial statements do not include all of the information or disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2008. The interim financial report for the six months ended 30 June 2009 has been prepared on a going concern basis as the directors believe there are no material uncertainties that lead to significant doubt the entity can continue as a going concern in the foreseeable future.

The impact of seasonality or cyclicality on operations is not regarded as significant to the condensed interim consolidated financial statements.

The following exchange rates to the US dollar (US$) have been applied:

	As at 30 June 2009	**Average 6 months to 30 June 2009**	As at 30 June 2008	Average 6 months to 30 June 2008	As at 31 December 2008	Average 12 months to 31 December 2008
Argentine pesos (US$:ARS)	**3.7975**	**3.6361**	3.0250	3.1381	3.4538	3.1631
Australian dollars (AUD:US$)	**0.8065**	**0.7134**	0.9610	0.9245	0.7048	.8522
Canadian dollars (US$:CAD)	**1.1623**	**1.2056**	1.0108	1.0072	1.2205	1.0670
Chilean pesos (US$:CLP)	**533.25**	**586.15**	521.35	466.70	637.25	523.87
Colombian pesos (US$:COP)	**2,144**	**2,321**	1,902	1,837	2,249	1,968
Euros (EUR:US$)	**1.4033**	**1.3349**	1.5793	1.5309	1.3974	1.4712
Great Britain pounds (GBP:US$)	**1.6458**	**1.4950**	1.9948	1.9747	1.4628	1.8525
Peruvian Nuevo sol (US$:PEN)	**3.0095**	**3.1038**	2.9655	2.8497	3.1345	2.9237
South African rand (US$:ZAR)	**7.7147**	**9.1852**	7.9145	7.6560	9.3212	8.2695
Swiss francs (US$:CHF)	**1.0865**	**1.1291**	1.0183	1.0502	1.0695	1.0824

3. Significant Accounting Policies

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2008, except for the adoption of the following new standards as of 1 January 2009:

- IFRS 2 (Revised) 'Share Based Payments'

The Group adopted IFRS 2 (Revised) 'Share Based Payments' which clarifies the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled because a non-vesting condition is not met. The adoption of this amendment has had no impact on Group earnings or equity in the current or prior periods.

- IAS 1 (Revised) 'Presentation of Financial Statements'

The Group adopted IAS 1 (Revised) 'Presentation of Financial Statements' which separates owner and non-owner transactions in equity and introduces a statement of comprehensive income. The adoption of this amendment has had no impact on Group earnings or equity in the current or prior periods.

- IFRS 8 'Operating Segments'

The Group adopted IFRS 8 'Operating Segments' which requires disclosure of certain information relating to the Group's operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group. The operating segments determined in accordance with IFRS 8 are the same as the business segments previously reported under IAS 14 and the adoption of this amendment has had no impact on Group earnings or equity in the current or prior periods.

The annual financial statements of the Group for the year ended 31 December 2008 were prepared in accordance with IFRSs as adopted by the European Union.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures, for the finalisation of the acquisition accounting (refer to note 4) and the impact of the rights issue bonus factor of 0.57 (refer to note 16). A non current other financial asset for US$268 million at 30 June 2009 (30 June 2008 US$155 million, 31 December 2008 US$165million) was classified as a current trade and other receivable in comparative periods. The comparative balances have been adjusted to be disclosed on the same basis as the current period figure as this better reflects the nature and expected realisation of the asset.

4. Acquisitions

Business combinations

Prior year business combinations

Jubilee Mines NL

On 29 October 2007 the Group made an AUD23 per share cash offer for shares in Jubilee Mines NL (Jubilee). On 31 January 2008, the Group declared the offer free from all conditions, and obtained control of Jubilee, following the receipt of acceptances in respect of 62% of Jubilee's share capital. By 16 February 2008 the Group held 97% of Jubilee and obtained the remaining 3% by 31 March 2008. Under IFRS 3 the acquisition has been accounted for as one transaction occurring on 31 January 2008. The total cost of the acquisition was US$2,875 million. Jubilee, which was previously listed on the Australian stock exchange, owns and operates the Cosmos Nickel operation and is developing the Sinclair Nickel Project in Western Australia.

Subsequent to 30 June 2008 the provisional acquisition accounting was finalised as follows:

US$m	Provisional fair value as reported at 30.06.08	Fair value adjustments	Fair value at acquisition
Property, plant and equipment	2,765	13	2,778
Available-for-sale financial assets	8	-	8
Prepayments	1	-	1
Inventories	8	-	8
Income tax receivable	6	(6)	-
Trade and other receivables	15	-	15
	2,803	7	2,810
Trade and other payables	(44)	-	(44)
Provisions	(11)	-	(11)
Deferred tax liabilities	(23)	(28)	(51)
Income tax payable	-	(7)	(7)
Net assets	2,725	(28)	2,697
Goodwill arising on acquisition	26	28	54
	2,751	-	2,751
Consideration:			
Net cash acquired with the subsidiary	(124)	-	(124)
Cash paid	2,721	-	2,721
Acquisition costs	154	-	154
	2,751	-	2,751

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

4. Acquisitions (continued)

Resource Pacific Holdings Limited

On 5 December 2007 the Group announced an unconditional cash offer for shares in Resource Pacific Holdings Limited (Resource Pacific) of AUD2.85 per share and on 8 February 2008 the offer price was increased to AUD3.20 per share. As at 20 February 2008, the Group held 67.5% and as at 23 April 2008, the Group held 89.8% of the total issued shares of Resource Pacific. Under IFRS 3 the acquisition has been accounted for as one transaction occurring on 20 February 2008. The total cost of the acquisition was US$910 million. Resource Pacific was previously listed on the Australian stock exchange and owns the Newpac underground coal mine located in the Hunter Valley coalfields of New South Wales, Australia.

Subsequent to 30 June 2008 the provisional acquisition accounting was finalised as follows:

US$m	Provisional fair value as reported at 30.06.08	Fair value adjustments	Fair value at acquisition
Property, plant and equipment	1,252	(30)	1,222
Other financial assets	11	-	11
Prepayments	2	(1)	1
Inventories	2	2	4
Trade and other receivables	14	(2)	12
	1,281	(31)	1,250
Trade and other payables	(72)	(3)	(75)
Interest-bearing loans and borrowings	(14)	-	(14)
Provisions	(247)	44	(203)
Deferred tax liabilities	(238)	85	(153)
Net assets	710	95	805
Minority interests	(74)	(6)	(80)
Net attributable assets	636	89	725
Goodwill arising on acquisition	265	(87)	178
	901	2	903
Consideration:			
Net cash acquired with the subsidiary	(9)	2	(7)
Cash paid	903	-	903
Acquisition costs	7	-	7
	901	2	903

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

4. Acquisitions (continued)

Douglas Tavistock Joint Venture

In March 2008, the Group restructured its Douglas Tavistock Joint Venture (DTJV) with BHP Billiton Energy Coal South Africa (BECSA). Under the terms of the restructuring, the Group will acquire and manage the mining of reserves approximately equivalent to its 16% share of the DTJV, in an area contiguous to its 100% owned Arthur Taylor Colliery Open-cast Mine (ATCOM) operations. The Group will also acquire approximately 16% of the major mobile equipment and will commence separate mining operations from 1 December 2009. The Group also entered into an interim coal off-take arrangement (export and Eskom) for 18 months with BECSA, effective from 1 January 2008 and a long term supply arrangement for its share of the former DTJV's Duhva LT Eskom Coal Supply Agreement. During the period the off-take agreement was extended and the Group will receive the final consideration payment of US$43 million on 30 November 2009.

Subsequent to 30 June 2008 the provisional acquisition accounting was finalised as follows:

US$m	Provisional fair value as reported at 30.06.08	Fair value adjustments	Fair value at acquisition
Fair value of net assets obtained:			
Intangible assets	24	38	62
Property, plant and equipment	296	(36)	260
Trade and other receivables	83	(5)	78
	403	(3)	400
Trade and other payables	(13)	13	-
Other financial liabilities	(46)	4	(42)
Provisions	(3)	3	-
Deferred tax liabilities	(85)	13	(72)
Net assets obtained	256	30	286
Book value of net assets derecognised:			
Property, plant and equipment	93	(1)	92
Inventories	2	-	2
Trade and other receivables	4	-	4
	99	(1)	98
Trade and other payables	(13)	(4)	(17)
Provisions	(13)	5	(8)
Deferred tax liabilities	(10)	10	-
Net assets derecognised	63	10	73
Gain on transaction	193	20	213

4. Acquisitions (continued)

Austral Coal Limited

In October 2007, the Group acquired 85.85% of Austral Coal Limited (Austral) and obtained control of the company. By 21 December 2007, the Group had acquired the remaining 14.15% of the company. The total cost of these purchases was US$542 million. Austral owns the Tahmoor underground coking coal operation in the southern coalfields of New South Wales, Australia.

Subsequent to 30 June 2008 the provisional acquisition accounting was finalised as follows:

US$m	Provisional fair value as reported at 30.06.08	Fair value adjustments	Fair value at acquisition
Property, plant and equipment	695	(15)	680
Prepayments	6	-	6
Inventories	14	-	14
Trade and other receivables	18	-	18
	733	(15)	718
Trade and other payables	(24)	-	(24)
Interest-bearing loans and borrowings	(167)	-	(167)
Provisions	(39)	(4)	(43)
Deferred tax liabilities	(94)	20	(74)
Net assets	409	1	410
Goodwill arising on acquisition	132	(1)	131
	541	-	541
Consideration:			
Net cash acquired with the subsidiary	(1)	-	(1)
Cash paid	512	-	512
Contingent consideration	30	-	30
	541	-	541

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

Mangoola

In October 2007 the Group acquired the Mangoola (formerly Anvil Hill) coal project from Centennial Coal Company Limited for US$468 million. The Mangoola coal project is located in the Upper Hunter Valley, Australia.

Subsequent to 30 June 2008 the provisional acquisition accounting was finalised as follows:

US$m	Provisional fair value as reported at 31.12.07	Fair value adjustments	Fair value at acquisition
Property, plant and equipment	502	15	517
Deferred tax assets	14	6	20
	516	21	537
Provisions	(48)	(21)	(69)
Net assets	468	-	468
Consideration:			
Cash paid	445	-	445
Contingent consideration	23	-	23
	468	-	468

4. Acquisitions (continued)

Eland Platinum Holdings Limited

In November 2007, the Group acquired 100% of Eland Platinum Holdings Limited (Eland). Eland was previously listed on the Johannesburg stock exchange and holds an indirect 65% interest in the Elandsfontein platinum project. The Group also acquired an additional 9% interest in the Elandsfontein platinum project increasing the Group's interest in the project to 74%. In addition to the Elandsfontein platinum project, Eland has controlling interests in Madibeng Platinum (Pty) Ltd and Beestkraal Platinum Mines (Pty) Ltd. These companies own the rights to other platinum resources in South Africa. The total cost of the acquisition was US$1,113 million.

Subsequent to 30 June 2008 the provisional acquisition accounting was finalised as follows:

US$m	Provisional fair value as reported at 31.12.07	Fair value adjustments	Fair value at acquisition
Property, plant and equipment	1,556	(41)	1,515
Inventories	16	-	16
Trade and other receivables	4	-	4
	1,576	(41)	1,535
Trade and other payables	(13)	-	(13)
Interest-bearing loans and borrowings	(86)	-	(86)
Provisions	(5)	-	(5)
Deferred tax liabilities	(400)	12	(388)
Income tax payable	(1)	-	(1)
Net assets	1,071	(29)	1,042
Minority interests	(406)	44	(362)
Net attributable assets	665	15	680
Goodwill arising on acquisition	398	(15)	383
	1,063	-	1,063
Consideration:			
Net cash acquired with the subsidiary	(50)	-	(50)
Cash paid	1,113	-	1,113
	1,063	-	1,063

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

There were no other changes to the prior year business combinations as reported on pages 73 to 78 of the Group's interim financial statements for the period ended 30 June 2008 and pages 127 to 132 of the Group's annual financial statements for the year ended 31 December 2008. The acquisition accounting for Jubilee, Resource Pacific, DTJV, Eland and Mangoola was provisional at 30 June 2008.

5. Other Financial Assets

Acquisition of Prodeco coal assets

Following shareholder approval, the Group acquired 100% of the Prodeco Colombian coal operations (Prodeco) from Glencore International AG (Glencore) on 3 March 2009 for a net cost of US$2 billion and the rights to Prodeco's earnings from 1 January 2009. The Group agreed to grant Glencore a call option to repurchase Prodeco, on any business day up to 4 March 2010, for US$2.25 billion, plus/minus the net cash paid to/ received from Prodeco and all profits of Prodeco accrued but not distributed to the Group. The investment in Prodeco is included on the balance sheet at 30 June 2009 within current other financial assets. The profits of Prodeco are recognised as finance income in the period earned and the call option premium is included in finance income proportionately over the life of the option (refer to note 13). If Glencore do not exercise the call option, Prodeco will be consolidated as a fully owned subsidiary from the date the option lapses.

6. Exceptional Items

Impairment of assets

The Group performs impairment testing of non-current assets if there are indicators of impairment. The methodology and key assumptions used to determine the recoverable amounts for the cash-generating units are outlined on pages 156 to 159 of the Group's Annual Report 2008. At 30 June 2009, the Group updated impairment testing for a number of its cash-generating units as a result of the continued low commodity prices and weaker US$ against certain local currencies. There were no impairment write downs of assets as a result of this testing, however an impairment of US$36 million was recognised in relation to the restructuring of the Sudbury nickel operations during the period (refer below).

The Group completed impairment testing for all its cash-generating units at 31 December 2008 and identified that certain assets were impaired. Ferroalloys mineral reserves were impaired by US$18 million. The Falcondo ferronickel assets in the Dominican Republic were impaired by US$455 million, including goodwill of US$176 million, and the Sudbury nickel assets were impaired by US$20 million. The impairment charge relating to Falcondo followed the decision to place the operation on prolonged care and maintenance. The Kidd Creek copper operations in Canada were impaired by US$227 million following a re-evaluation of closure and rehabilitation costs. The Altonorte and Lomas Bayas copper operations in Chile recognised impairment charges against their carrying value of property, plant and equipment assets of US$92 million and US$144 million (including goodwill of US$37 million) respectively. These impairment charges were mainly caused by weaker domestic demand for sulphuric acid and medium-term environmental capital expenditure requirements. The Lennard Shelf zinc joint venture assets were impaired by US$18 million.

Inventory write downs

During the year ended 31 December 2008, nickel inventory net realisable value write downs of US$93 million were recognised due to reduced prices at year end.

Liability fair value adjustment

During the six months ended 30 June 2009, a gain of US$79 million (30 June 2008 US$206 million loss, 31 December 2008 US$194 million loss) has been recognised in relation to the decrease in the fair value of the liabilities recognised by the Group following the black empowerment disposals to Kagiso of an interest in the Mototolo joint venture and African Rainbow Minerals Limited (ARM) of an interest in the Group's South African coal business.

Profit on restructure of joint venture

During the six months ended 30 June 2009, a gain of US$nil (30 June 2008 US$213 million, 31 December 2008 US$213 million) was recognised in relation to the restructure of the Group's interest in the Douglas Tavistock Joint Venture (refer to note 4).

Restructuring and closure costs

During the six months ended 30 June 2009, asset write downs and closure costs of US$40 million were recognised in relation to the restructuring of the Sudbury nickel operations in response to ongoing challenging market conditions. As a result of the restructuring, the Fraser Mine Complex was placed on care and maintenance and associated support and administrative functions were reorganised.

During the year ended 31 December 2008, asset write downs and closure costs of US$125 million were recognised, including the closure of the Lennard Shelf zinc joint venture in Australia (30 June 2008 US$62 million, 31 December 2008 US$53 million), corporate office downsizing (31 December 2008 US$8 million), the suspension of operations at the Falcondo ferronickel operations in the Dominican Republic (31 December 2008 US$12 million) and the closure of Craig and Thayer-Lindsley nickel mines (31 December 2008 US$52 million) ahead of schedule to be replaced by the new, lower cost Nickel Rim South and Fraser Morgan mines in Canada.

6. Exceptional Items (continued)

Share of results from associates

Impairment of assets

During the six months ended 30 June 2009, an impairment charge of US$241 million (31 December 2008 US$34 million) was recorded in respect of the Group's investment in Lonmin following changes in foreign exchange rates, operating costs, production and commodity price outlook that have occurred since the acquisition date. An amount of US$7 million was also recognised during the six months ended 30 June 2009 in relation to the Group's share of the impairment recognised by Lonmin.

Finance income and finance costs

Recycling of foreign exchange differences

During the six months ended 30 June 2009, income of US$nil (30 June 2008 US$49 million, 31 December 2008 US$49 million) and an expense of US$nil (30 June 2008 US$70 million, 31 December 2008 US$295 million) were recognised in relation to the recycling of balances in the foreign currency translation reserve (refer to note 13). This is in accordance with the Group's policy of recycling amounts on repayment of quasi equity intercompany loans.

Other exceptional finance income and costs

An expense of US$41 million (31 December 2008 US$nil) was recognised in relation to loan issue costs written off as a result of refinancing during the period. Other exceptional income and costs primarily relate to foreign currency movements on non US$ denominated loans (refer to note 13).

Rights issue option

On 29 January 2009, Xstrata announced a 2 for 1 Rights Issue of 1,955 million new ordinary shares at 210 pence per share, which was approved by the shareholders in an extraordinary general meeting on 2 March 2009. The offer period commenced on 3 March 2009 and closed for acceptance on 17 March 2009. The functional currency of Xstrata plc is US dollars whilst the rights issue proceeds were denominated in British pounds. Despite the fact that the Company entered into significant foreign currency hedging arrangements to reduce exchange rate volatility over the rights issue period, the Company was not able to satisfy the IFRS equity classification criteria for the rights issue over the offer period since it did not issue a fixed number of shares for a fixed amount of US dollars. Consequently the rights issue was treated as a derivative financial liability under IFRSs over the offer period. At the inception of the offer, a derivative financial liability was recognised, based on the difference between the share price at the commencement date and the rights price, with a corresponding charge to shareholders' equity. Over the offer period, the share price of Xstrata appreciated resulting in an increase in the fair value of this derivative financial liability generating an exceptional loss of US$1,173 million being recorded in the income statement. The derivative financial liability expired upon the acceptance of the offer and the closing balance was credited to shareholders' equity. As a result, there is no change in the Group's shareholders' equity or distributable reserves and no economic impact for the Group.

In July 2009, the International Financial Reporting Interpretations Committee (IFRIC) considered this issue and concluded that a rights issue to existing shareholders to receive a fixed number of shares at a fixed price in a currency other than the entity's functional currency, should be classified as an equity transaction, removing the requirement to recognise a derivative liability over the offer period. IFRIC recommended to the International Accounting Standards Board (IASB) that an exposure draft be issued as a matter of urgency to amend IAS 32 to reflect this conclusion. The IASB adopted the recommendation of IFRIC and are to issue an exposure draft to amend IAS 32 in a manner that would remove the requirement to recognise a derivative liability in the circumstances described above. While the Group expects that IAS 32 will be amended in the second half of 2009 and the amendment will be applied retrospectively, it continues to apply the current accounting requirements at the date of this report. Upon the expected amendment of IAS 32 as detailed by the IASB the exceptional loss of US$1,173 million will be reversed through the income statement with a corresponding debit to equity. As a result, there will be no change in the Group's shareholders' equity or distributable reserves.

7. Segmental Analysis

Operating segments

Xstrata's business is organised into five global commodity businesses and a technology business, each of which operates with a high degree of autonomy.

Management monitors the operating results of each business as stand alone entities. Segment performance is evaluated based on a number of measures including return on capital employed and operating profit before interest and tax. Finance income and costs, and income tax are managed on a group basis.

Transfer prices between business segments are set on an arms-length basis in a manner similar to transactions with third parties.

The following tables present revenue and profit information and certain asset information regarding the Group's operating segments.

For the period ended

US$m	(Unaudited) Before exceptional items	(Unaudited) Exceptional items†	(Unaudited) 6 months 30.06.09	(Unaudited) Before exceptional items	(Unaudited) Exceptional items††	(Unaudited) 6 months 30.06.08†	(Audited) Before exceptional items	(Audited) Exceptional items†	(Audited) 12 months 31.12.08
Revenue									
External parties:									
Coal – Thermal	**2,851**	-	**2,851**	2,635	-	2,635	6,347	-	6,347
Coal – Coking	**391**	-	**391**	633	-	633	1,597	-	1,597
Coal	**3,242**	-	**3,242**	3,268	-	3,268	7,944	-	7,944
Ferroalloys	**448**	-	**448**	993	-	993	1,733	-	1,733
Platinum	**82**	-	**82**	212	-	212	269	-	269
Copper	**3,687**	-	**3,687**	7,447	-	7,447	11,464	-	11,464
Nickel	**741**	-	**741**	2,101	-	2,101	3,105	-	3,105
Zinc Lead	**1,295**	-	**1,295**	1,933	-	1,933	3,202	-	3,202
Technology	**46**	-	**46**	138	-	138	235	-	235
Revenue (from continuing operations)	**9,541**	-	**9,541**	16,092	-	16,092	27,952	-	27,952
Inter-segmental:									
Coal	-	-	-	-	-	-	9	-	9
Copper	**142**	-	**142**	39	-	39	76	-	76
Nickel	**3**	-	**3**	100	-	100	152	-	152
Zinc Lead	**63**	-	**63**	163	-	163	254	-	254
Technology	**3**	-	**3**	-	-	-	15	-	15
Eliminations*	**(211)**	-	**(211)**	(302)	-	(302)	(506)	-	(506)
Total	**9,541**	-	**9,541**	16,092	-	16,092	27,952	-	27,952

* Inter-segmental revenues are eliminated upon consolidation.

7. Segmental Analysis (continued)

US$m	(Unaudited) Before exceptional items	(Unaudited) Exceptional items[†]	(Unaudited) 6 months 30.06.09	(Unaudited) Before exceptional items	(Unaudited) Exceptional items[†‡]	(Unaudited) 6 months 30.06.08[‡]	(Audited) Before exceptional items	(Audited) Exceptional items[†]	(Audited) 12 months 31.12.08
Operating profit before interest, taxation, depreciation and amortisation (EBITDA)									
Coal – Thermal	**1,281**	**79**	**1,360**	1,043	11	1,054	3,148	11	3,159
Coal – Coking	**157**	**-**	**157**	295	-	295	1,022	-	1,022
Coal	**1,438**	**79**	**1,517**	1,338	11	1,349	4,170	11	4,181
Ferroalloys	**(36)**	**-**	**(36)**	541	-	541	959	-	959
Platinum	**20**	**-**	**20**	153	(4)	149	135	8	143
Copper	**1,017**	**-**	**1,017**	2,676	-	2,676	3,160	-	3,160
Nickel	**25**	**(40)**	**(15)**	729	-	729	816	(165)	651
Zinc Lead	**247**	**-**	**247**	469	(62)	407	435	(53)	382
Technology	**10**	**-**	**10**	22	-	22	38	-	38
Segment EBITDA (continuing operations)	**2,721**	**39**	**2,760**	5,928	(55)	5,873	9,713	(199)	9,514
Unallocated	**(36)**	**-**	**(36)**	(241)	-	(241)	(68)	-	(68)
Operating EBITDA	**2,685**	**39**	**2,724**	5,687	(55)	5,632	9,645	(199)	9,446
Share of results from associates (net of tax, continuing operations):									
Coal	**1**	**-**	**1**	2	-	2	3	-	3
Platinum	**(39)**	**(248)**	**(287)**	-	-	-	-	(34)	(34)
Zinc Lead	**(2)**	**-**	**(2)**	5	-	5	9	-	9
Total	**2,645**	**(209)**	**2,436**	5,694	(55)	5,639	9,657	(233)	9,424
Depreciation and amortisation									
Coal	**301**	**-**	**301**	304	-	304	624	-	624
Ferroalloys	**22**	**-**	**22**	24	-	24	52	-	52
Platinum	**14**	**-**	**14**	16	-	16	35	-	35
Copper	**369**	**-**	**369**	430	-	430	863	-	863
Nickel	**204**	**-**	**204**	238	-	238	475	-	475
Zinc Lead	**163**	**-**	**163**	161	-	161	331	-	331
Technology	**2**	**-**	**2**	3	-	3	6	-	6
Depreciation and amortisation (from continuing operations)	**1,075**	**-**	**1,075**	1,176	-	1,176	2,386	-	2,386
Unallocated	**5**	**-**	**5**	5	-	5	10	-	10
Total	**1,080**	**-**	**1,080**	1,181	-	1,181	2,396	-	2,396
Impairment of assets									
Ferroalloys	**-**	**-**	**-**	-	-	-	-	18	18
Copper	**-**	**-**	**-**	-	-	-	-	463	463
Nickel	**-**	**36**	**36**	-	-	-	-	475	475
Zinc Lead	**-**	**-**	**-**	-	-	-	-	18	18
Total	**-**	**36**	**36**	-	-	-	-	974	974

[‡] Restated for the revisions to the provisional DTJV acquisition accounting (refer to note 4).

7. Segmental Analysis (continued)

US$m	(Unaudited) Before exceptional items	(Unaudited) Exceptional items[†]	(Unaudited) 6 months 30.06.09	(Unaudited) Before exceptional items	(Unaudited) Exceptional items[†‡]	(Unaudited) 6 months 30.06.08[‡]	(Audited) Before exceptional items	(Audited) Exceptional items[†]	(Audited) 12 months 31.12.08
Profit before interest and taxation (EBIT)									
Coal – Thermal	**1,013**	**79**	**1,092**	786	11	797	2,616	11	2,627
Coal – Coking	**124**	**-**	**124**	248	-	248	930	-	930
Coal	**1,137**	**79**	**1,216**	1,034	11	1,045	3,546	11	3,557
Ferroalloys	**(58)**	**-**	**(58)**	517	-	517	907	(18)	889
Platinum	**6**	**-**	**6**	137	(4)	133	100	8	108
Copper	**648**	**-**	**648**	2,246	-	2,246	2,297	(463)	1,834
Nickel	**(179)**	**(76)**	**(255)**	491	-	491	341	(640)	(299)
Zinc Lead	**84**	**-**	**84**	308	(62)	246	104	(71)	33
Technology	**8**	**-**	**8**	19	-	19	32	-	32
Segment EBIT before exceptional items (continuing operations)	**1,646**	**3**	**1,649**	4,752	(55)	4,697	7,327	(1,173)	6,154
Unallocated	**(41)**	**-**	**(41)**	(246)	-	(246)	(78)	-	(78)
Operating profit	**1,605**	**3**	**1,608**	4,506	(55)	4,451	7,249	(1,173)	6,076
Share of results from associates (net of tax, continuing operations):									
Coal	**1**	**-**	**1**	2	-	2	3	-	3
Platinum	**(39)**	**(248)**	**(287)**	-	-	-	-	(34)	(34)
Zinc Lead	**(2)**	**-**	**(2)**	5	-	5	9	-	9
EBIT (continuing operations)	**1,565**	**(245)**	**1,320**	4,513	(55)	4,458	7,261	(1,207)	6,054
Finance income	**195**	**-**	**195**	37	59	96	192	69	261
Finance expense	**(427)**	**(41)**	**(468)**	(433)	(70)	(503)	(852)	(295)	(1,147)
Profit before taxation	**1,333**	**(286)**	**1,047**	4,117	(66)	4,051	6,601	(1,433)	5,168
Income tax (expense)/benefit	**(339)**	**20**	**(319)**	(1,102)	10	(1,092)	(1,634)	330	(1,304)
Profit for the period before rights issue option	**994**	**(266)**	**728**	3,015	(56)	2,959	4,967	(1,103)	3,864
Rights issue option	**-**	**(1,173)**	**(1,173)**	-	-	-	-	-	-
(Loss)/profit for the period	**994**	**(1,439)**	**(445)**	3,015	(56)	2,959	4,967	(1,103)	3,864

[‡] Restated for the revisions to the provisional DTJV acquisition accounting (refer to note 4).

7. Segmental Analysis (continued)

US$m	**6 months 30.06.09**	6 months 30.06.08	12 months 31.12.08
Capital expenditure -			
Sustaining:			
Coal	**151**	186	459
Ferroalloys	**35**	39	95
Platinum	**3**	5	6
Copper	**204**	214	557
Nickel	**42**	126	267
Zinc Lead	**54**	128	278
Technology	**1**	1	3
Total sustaining (from continuing operations)	**490**	699	1,665
Unallocated	**1**	4	9
Total	**491**	703	1,674
Expansionary:			
Coal	**315**	368	745
Ferroalloys	**-**	5	13
Platinum	**17**	45	108
Copper	**173**	220	558
Nickel	**432**	645	1,645
Zinc Lead	**26**	177	377
Technology	**-**	1	3
Total	**963**	1,461	3,449
Total capital expenditure:			
Coal	**466**	554	1,204
Ferroalloys	**35**	44	108
Platinum	**20**	50	114
Copper	**377**	434	1,115
Nickel	**474**	771	1,912
Zinc Lead	**80**	305	655
Technology	**1**	2	6
Total (from continuing operations)	**1,453**	2,160	5,114
Unallocated	**1**	4	9
Total	**1,454**	2,164	5,123

8. Goodwill

The value of goodwill at 30 June 2009 was US$7,244 million (30 June 2008 US$7,542 million and 31 December 2008 US$7,146 million). The increase in the carrying value during the period ended 30 June 2009 is due to foreign currency translation adjustments less a US$25 million reversal of contingent consideration payable in relation to the Tintaya acquisition in 2006 that will not be paid following the closure of the adjustment period.

9. Property, Plant and Equipment

During the six months ended 30 June 2009, the Group acquired assets with a cost of US$1,445 million (six months ended 30 June 2008 US$2,125 million and year ended 31 December 2008 US$5,069 million), not including property, plant and equipment acquired through business combinations (refer to note 4) and additions to deferred stripping costs.

The Group has made commitments to acquire property, plant and equipment totalling US$618 million at 30 June 2009 (30 June 2008 US$612 million and 31 December 2008 US$346 million). A portion of these commitments have been incurred with other venturers.

10. Issued Capital, Share Premium and Own Shares

US$m	
Authorised:	
1,500,000,000 ordinary shares of US$0.50 each as at 31 December 2007, 1 January 2008, 30 June 2008 and 31 December 2008	750
3,000,000,000 ordinary shares of US$0.50 each increase on 2 March 2009	1,500
4,500,000,000 ordinary shares of US$0.50 each as at 30 June 2009	2,250
50,000 deferred shares of GBP1.00 each as at 1 January, 30 June and at 31 December 2008 and 30 June 2009	-
1 special voting share of US$0.50 as at 1 January, 30 June and at 31 December 2008 and 30 June 2009	-
	2,250
Issued, called up and fully paid:	
971,666,920 ordinary shares of US$0.50 each as at 1 January 2008	485
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	3
977,666,920 ordinary shares of US$0.50 each as at 30 June 2008	488
3,620 ordinary shares issued on 14 July 2008 on the exercise of convertible borrowings	-
977,670,540 ordinary shares of US$0.50 each as at 31 December 2008	488
1,955,341,080 ordinary shares issued on 18 March 2009 from a shareholder rights issue	978
2,933,011,620 ordinary shares of US$0.50 each as at 30 June 2009	1,466
Share premium:	
As at 1 January 2008	9,899
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	409
As at 30 June 2008	10,308
3,620 ordinary shares issued on 14 July 2008 on the exercise of convertible borrowings	-
As at 31 December 2008	10,308
1,955,341,080 ordinary shares issued on 18 March 2009 from a shareholder rights issue	4,736
As at 30 June 2009	15,044
Own shares:	
13,156,691 ordinary shares of US$0.50 each as at 1 January 2008	(651)
6,000,000 ordinary shares purchased on 16 January 2008 by the ESOP	(412)
4,535,661 ordinary shares disposed during the period	249
242,702 ordinary shares purchased during the period	(17)
14,863,732 ordinary shares of US$0.50 each as at 30 June 2008	(831)
6,920,000 shares purchased in July 2008 by the ECMP	(508)
128,746 ordinary shares disposed during the period	7
21,654,986 ordinary shares of US$0.50 each as at 31 December 2008	(1,332)
Proceeds from the sale of rights issue entitlements	48
16,377,594 ordinary shares acquired from rights issue on 18 March 2009	(48)
1,595,937 ordinary shares disposed during the period	50
822,529 ordinary shares purchased during the period	(6)
37,259,172 ordinary shares of US$0.50 each as at 30 June 2009	(1,288)

Rights issue

On 18 March 2009, 1,955,341,080 ordinary shares were issued under a rights issue which was structured as an issue of 2 new ordinary shares at a price of GBP2.10 per share for every 1 existing ordinary share held. The net proceeds from the rights issue were US$5,714 million (after US$126 million of capital raising costs) and the number of shares in issue of Xstrata plc following the completion of the rights issue was 2,933,011,620.

11. Reconciliation of Changes in Equity

Other reserves

US$m	Revaluation reserves	Other reserves	Net unrealised gains/ (losses)	Foreign currency translation	Total
At 1 January 2008	1,440	1,229	(175)	2,561	5,055
Available-for-sale financial assets	-	-	21	-	21
Losses on cash flow hedges	-	-	(279)	-	(279)
Realised losses on cash flow hedges	-	-	166	-	166
Recycled foreign currency translation net losses	-	-	-	20	20
Foreign currency translation differences	-	-	-	627	627
Deferred tax	-	-	6	(33)	(27)
At 30 June 2008	1,440	1,229	(261)	3,175	5,583
Available-for-sale financial assets	-	-	(135)	-	(135)
Gains on cash flow hedges	-	-	122	-	122
Realised losses on cash flow hedges	-	-	194	-	194
Recycled foreign currency translation net losses	-	-	-	226	226
Foreign currency translation differences	-	-	-	(4,607)	(4,607)
Deferred tax	-	-	(27)	98	71
At 31 December 2008	1,440	1,229	(107)	(1,108)	1,454
Available-for-sale financial assets	-	-	37	-	37
Gains on cash flow hedges	-	-	321	-	321
Realised gains on cash flow hedges	-	-	(27)	-	(27)
Foreign currency translation differences	-	-	-	2,265	2,265
Deferred tax	-	-	(74)	(38)	(112)
At 30 June 2009	1,440	1,229	150	1,119	3,938

12. Interest-bearing Loans and Borrowings

US$m	at 30.06.09	at 30.06.08	at 31.12.08
Current:			
At amortised cost:			
Bank overdrafts	**51**	119	11
Syndicated bank loans – unsecured	**-**	68	-
Bank loans – other unsecured	**40**	40	84
Capital market notes	**547**	876	593
Minority interest loans	**9**	-	17
Preference shares	**-**	196	64
Other loans	**101**	-	-
Obligations under finance leases and hire purchase contracts	**26**	34	25
	774	1,333	794
Non-current:			
At amortised cost:			
Syndicated bank loans - unsecured	**3,938**	4,675	6,974
Bank loans - other unsecured	**202**	244	221
Capital market notes	**8,811**	9,387	8,913
Minority interest loans	**81**	82	81
Obligations under finance leases and hire purchase contracts	**115**	98	85
Other loans	**82**	71	63
	13,229	14,557	16,337
Non-current:			
At amortised cost:			
Convertible borrowings	**333**	329	331
Total	**14,336**	16,219	17,462
Less cash and cash equivalents	**(1,039)**	(1,440)	(1,156)
Net debt excluding hedges*	**13,297**	14,779	16,306
Hedges**	**(203)**	(209)	(280)
Net debt including hedges*	**13,094**	14,570	16,026
For the purpose of the Condensed Consolidated Cash Flow Statement, cash and cash equivalents comprise the following:			
Cash and cash equivalents	**1,039**	1,440	1,156
Bank overdrafts	**(51)**	(119)	(11)
	988	1,321	1,145

* Net debt is defined as loans and borrowings net of cash and cash equivalents.

** Derivative financial instruments that have been used to provide an economic hedge of capital market notes have been included above to reflect a more accurate net debt position of the Group at period end.

Revolving loan facility

On 6 October 2008, the Group entered into a US$5,000 million multi-currency revolving syndicated loan facility (Club Facility). Interest is payable on drawn down amounts at a rate which is the aggregate of LIBOR or, in relation to any loan in Euro, EURIBOR and the relevant margin of 150 basis points per annum. The Club Facility matures on 30 September 2011. The Club Facility was amended on 30 December 2008 to increase the facility amount to US$5,459 million. This facility was fully repaid from the proceeds from the rights issue (refer to note 10).

Capital market notes

During the six months ended 30 June 2009, the Group redeemed US$75 million of the three year floating rate US$500 million capital market notes, maturing in November 2009 for US$74 million and US$31 million of the 5 year fixed rate US$750 million capital market notes, maturing November 2011 for US$26 million, resulting in a gain of US$6 million.

Preference shares

On 2 March 2009, the Group redeemed all of its outstanding unsecured preferred shares series 3 for CAD79 million.

12. Interest-bearing Loans and Borrowings (Continued)

Convertible borrowings

Following the rights issue in March 2009, the total number of ordinary shares that could have been converted was increased to 25,680,492 and the conversion price was adjusted to GBP8.07 (US$14.60 converted into GBP at a fixed exchange rate). There were no conversions during the 6 months ended 30 June 2009.

Cash and cash equivalents

During the 6 months ended 30 June 2009, the Group entered into new finance leases and hire purchase contracts to purchase various items of plant and equipment for US$34 million (six months ended 30 June 2008 US$nil and year ended 31 December 2008 US$30 million) which did not require the use of cash and cash equivalents. As such, these items are not included in the net cash flow used in investing and financing activities in the Consolidated Cash Flow Statement.

13. Finance Income and Costs

US$m	**6 months 30.06.09**	6 months 30.06.08	12 months 31.12.08
Finance income:			
Bank and interest received from third parties	**36**	36	65
Call option premium	**83**	-	-
Dividends	**-**	1	2
Earnings from other financial assets	**70**	-	-
Other	**6**	-	125
Finance income before exceptional items	**195**	37	192
Foreign currency gains on bank loans*	-	10	20
Recycled gains from the foreign currency translation reserve	**-**	49	49
Exceptional finance income	**195**	59	69
Total finance income	**195**	96	261
Finance costs:			
Amortisation of loan issue costs	**4**	3	9
Convertible borrowings amortised cost charge	**2**	2	4
Discount unwinding	**59**	52	109
Finance charges payable under finance leases and hire purchase contracts	**3**	3	6
Interest on bank loans and overdrafts	**55**	116	307
Interest on convertible borrowings and capital market notes	**162**	223	393
Interest on minority interest loans	**3**	1	6
Interest on preference shares	**-**	11	15
Other	**139**	22	3
Finance cost before exceptional items	**427**	433	852
Recycled losses from the foreign currency translation reserve	-	70	295
Loan issue costs written off on facility refinancing	**41**	-	-
Exceptional finance cost from continuing operations	**41**	70	295
Total finance cost from continuing operations	**468**	503	1,147

* These amounts relate to foreign currency gains and losses on non-US$ borrowings, predominantly CAD borrowings.

14. Income Taxes

Significant components of income tax expense for the periods ended:

US$m	**6 months 30.06.09**	6 months 30.06.08	12 months 31.12.08
Consolidated income statement			
Current tax:			
Based on taxable income of the current year	**359**	1,024	1,702
Prior year adjustments under/(over) provision	**15**	7	29
Total current taxation charge for the period	**374**	1,031	1,731
Deferred taxation:			
Origination and reversal of temporary differences	**(29)**	86	(398)
Change in tax rates	**(2)**	(37)	(37)
Prior year under/(over) provision	**(24)**	12	8
Total deferred taxation charge/(credit) for the period	**(55)**	61	(427)
Total taxation charge reported in consolidated income statement	**319**	1,092	1,304
UK taxation included above:			
Current tax	**1**	-	3
Deferred tax	**-**	3	3
Total taxation charge/ (credit)	**1**	3	6
Recognised directly in equity			
Deferred tax:			
Available-for-sale financial assets	**(11)**	3	(4)
Cash flow hedges	**85**	(9)	25
Other equity classified items	**38**	33	(102)
Total taxation charge reported in equity	**112**	27	(81)

The amounts above include the tax charge attributable to exceptional items.

15. Related Parties

The list of principal subsidiaries, joint ventures and associates as at 30 June 2009 is consistent with those disclosed in the Group's annual financial statements for the year ended 31 December 2008, except for the business combinations which occurred during the period (refer to note 4).

The Group entered into the following transactions, in the ordinary course of business, with Glencore International AG (Glencore):

US$m	**6 months 30.06.09**	6 months 30.06.08	12 months 31.12.08
Glencore*:			
Sales**	**3,177**	4,999	9,282
Purchases	**193**	382	809
Treatment and refining charges	**80**	84	218
Treatment and refining revenue	**3**	3	1
Agency and other charges	**29**	57	99
Call option premium (refer to note 5 and 13)	**83**	-	-
Earnings from other financial assets (refer to note 5 and 13)	**70**	-	-
Amounts payable	**51**	56	147
Amounts receivable	**423**	794	247
Other financial assets (refer to note 5)	**2,206**	-	-

* Includes share of joint ventures

** No provision for doubtful debts has been raised in respect of transactions with Glencore

Included in the transactions with Glencore are US$482 million (30 June 2008 US$474 million and 31 December 2008 US$1,136 million) of back to back sales whereby the title to the goods has passed to Glencore but the goods are then on-sold to customers at the same sales price that the Group received.

Refer to note 5 for details of the Group's acquisition of the Prodeco coal assets from Glencore.

There were no significant changes in the terms of the long-term contracts with Glencore as outlined on pages 186 to 188 of the Group's annual financial statements for the year ended 31 December 2008.

16. Earnings Per Share

US$m	**6 months 30.06.09**	6 months 30.06.08*	12 months 31.12.08*
Continuing operations:			
Before rights issue option:			
Profit before exceptional items attributable to ordinary equity holders of the parent from continuing operations	**909**	**2,829**	4,698
Exceptional items from continuing operations	**(266)**	**(56)**	(1,103)
Profit attributable to ordinary equity holders of the parent from continuing operations	**643**	**2,773**	3,595
Interest in respect of convertible borrowings	**10**	**9**	19
Profit attributable to ordinary equity holders of the parent for diluted earnings per share	**653**	**2,782**	3,614
After rights issue option:			
Profit before exceptional items attributable to ordinary equity holders of the parent from continuing operations	**909**	2,829	4,698
Exceptional items from continuing operations	**(1,439)**	(56)	(1,103)
Profit attributable to ordinary equity holders of the parent from continuing operations	**(530)**	2,773	3,595
Interest in respect of convertible borrowings	**10**	9	19
Profit attributable to ordinary equity holders of the parent for diluted earnings per share	**(520)**	2,782	3,614
Weighted average number of shares (000) excluding own shares:			
For basic earnings per share	**2,390,534**	1,697,119	1,693,504
Effect of dilution:			
- Share based payments (000)	**13,672**	15,318	10,995
- Convertible borrowings	**25,680**	25,688	25,680
For diluted earnings per share	**2,429,886**	1,738,125	1,730,179

* The 30 June 2008 and 31 December 2008 comparative earnings per share have been restated after applying a rights issue bonus factor of 0.57

On 18 March 2009, 1,955,341,080 ordinary shares were issued under a rights issue which was structured as an issue of 2 new ordinary shares at a price of GBP2.10 per share for every 1 existing ordinary share held. The theoretical ex-rights price for an ordinary share was GBP3.41. The 2008 comparative earnings per share have been restated after applying a factor of 0.57 in order to adjust for the bonus element of the rights issue and the 2009 figures have also been adjusted for this bonus element.

17. Dividends Per Share

USc	**6 months 30.06.09**	6 months 30.06.08*	12 months 31.12.08*
Declared and paid	**-**	19.2	29.4
Proposed	**-**	10.2	-
	-	29.4	29.4

* The 2008 comparative dividends per share have been restated after applying a factor of 0.57 in order to adjust for the bonus element of the rights issue (refer to note 16).

Supplementary Information (unaudited)
Pro Forma Condensed Interim Consolidated Income Statement

For the six months ended 30 June 2009

US$m	Statutory 6 months 30.06.09	Reverse rights issue option	Adjusted Statutory 6 months 30.06.09	Reclassify earnings from other financial assets	Additional depreciation & amortisation, reverse call option premium and interest cost	Pro forma 6 months 30.06.09
Revenue	9,541	-	9,541	328	-	9,869
Cost of sales*	(5,612)	-	(5,612)	(133)	-	(5,745)
Distribution costs	(807)	-	(807)	(58)	-	(865)
Administrative expenses*	(437)	-	(437)	(7)	-	(444)
Operating EBITDA before exceptional items	2,685	-	2,685	130	-	2,815
Exceptional items:						
Liability fair value adjustments	79	-	79	-	-	79
Restructuring and closure costs	(40)	-	(40)	-	-	(40)
Operating EBITDA	2,724	-	2,724	130	-	2,854
Depreciation and amortisation:						
- Cost of sales	(1,064)	-	(1,064)	(43)	(17)	(1,124)
- Administrative expenses	(16)	-	(16)	-	-	(16)
Impairment of assets:						
- Cost of sales	(36)	-	(36)	-	-	(36)
Operating profit	1,608	-	1,608	87	(17)	1,678
Share of results from associates	(40)	-	(40)	-		(40)
Share of results from associates – exceptional items	(248)	-	(248)	-	-	(248)
Total share of results from associates	(288)	-	(288)	-	-	(288)
EBIT	1,320	-	1,320	87	(17)	1,390
Finance income:						
Trading items	195	-	195	(70)	(83)	42
Total finance income	195	-	195	(70)	(83)	42
Finance costs:						
Trading items	(427)	-	(427)	(16)	19	(424)
Exceptional items	(41)	-	(41)	-	-	(41)
Total finance costs	(468)	-	(468)	(16)	19	(465)
Profit before taxation	1,047	-	1,047	1	(81)	967
Income tax expense on trading profit	(339)	-	(339)	(1)	31	(309)
Income tax (expense)/benefit on exceptional items	20	-	20	-	-	20
Total income tax expense	(319)	-	(319)	(1)	31	(289)
Profit for the period before rights issue option	728	-	728	-	(50)	678
Rights issue option	(1,173)	1,173	-	-	-	-
Profit for the period	(445)	1,173	728	-	(50)	678
Attributable to:						
Equity holders of the parent	(530)	1,173	643	-	(50)	593
Minority interests	85	-	85	-	-	85
	(445)	1,173	728	-	(50)	678

* Before depreciation and amortisation

Notes to the Pro Forma Condensed Interim Consolidated Income Statement

The pro forma financial information has not been audited by Ernst & Young LLP.

The Group pro forma financial information for the six months ended 30 June 2009 is prepared to illustrate reversing the rights issue option (refer to note 6 above) and the effect of the Prodeco acquisition, rights issue and debt repayments, would have had if they had taken place on 1 January 2009.

Pro Forma Segmental Analysis

For the six months ended 30 June 2009

US$m	Statutory 6 months 30.06.09	Reverse rights issue option	Adjusted Statutory 6 months 30.06.09	Reclassify earnings from other financial assets	Additional depreciation & amortisation	Pro forma 6 months 30.06.09
Revenue						
Coal – Thermal	2,851	-	2,851	328	-	3,179
Coal – Coking	391	-	391	-	-	391
Coal	3,242	-	3,242	328	-	3,570
Ferroalloys	448	-	448	-	-	448
Platinum	82	-	82	-	-	82
Copper	3,687	-	3,687	-	-	3,687
Nickel	741	-	741	-	-	741
Zinc Lead	1,295	-	1,295	-	-	1,295
Technology	46	-	46	-	-	46
Total	9,541	-	9,541	328	-	9,869
EBITDA						
Before exceptional items:						
Coal – Thermal	1,281	-	1,281	130	-	1,411
Coal – Coking	157	-	157	-	-	157
Coal	1,438	-	1,438	130	-	1,568
Ferroalloys	(36)	-	(36)	-	-	(36)
Platinum	20	-	20	-	-	20
Copper	1,017	-	1,017	-	-	1,017
Nickel	25	-	25	-	-	25
Zinc Lead	247	-	247	-	-	247
Technology	10	-	10	-	-	10
Segment EBITDA before exceptional items	2,721	-	2,721	130	-	2,851
Unallocated	(36)	-	(36)	-	-	(36)
Operating EBITDA before exceptional items	2,685	-	2,685	130	-	2,815
Share of results from associates:						
Coal	1	-	1	-	-	1
Platinum	(39)	-	(39)	-	-	(39)
Zinc Lead	(2)	-	(2)	-	-	(2)
EBITDA before exceptional items	2,645	-	2,645	130	-	2,775
Exceptional items:						
Coal	79	-	79	-	-	79
Platinum	(248)	-	(248)	-	-	(248)
Nickel	(40)	-	(40)	-	-	(40)
Total	2,436	-	2,436	130	-	2,566

Pro Forma Segmental Analysis (continued)

For the six months ended 30 June 2009

US$m	Statutory 6 months 30.06.09	Reverse rights issue option	Adjusted Statutory 6 months 30.06.09	Reclassify earnings from other financial assets	Additional depreciation & amortisation	Pro forma 6 months 30.06.09
Depreciation and amortisation						
Coal	301	-	301	43	17	361
Ferroalloys	22	-	22	-	-	22
Platinum	14	-	14	-	-	14
Copper	369	-	369	-	-	369
Nickel	204	-	204	-	-	204
Zinc Lead	163	-	163	-	-	163
Technology	2	-	2	-	-	2
Unallocated	5	-	5	-	-	5
Total	1,080	-	1,080	43	17	1,140
Impairment of assets						
Nickel	36	-	36	-	-	36
Total	36	-	36	-	-	36
EBIT						
Before exceptional items:						
Coal – Thermal	1,013	-	1,013	87	(17)	1,083
Coal – Coking	124	-	124	-	-	124
Coal	1,137	-	1,137	87	(17)	1,207
Ferroalloys	(58)	-	(58)	-	-	(58)
Platinum	6	-	6	-	-	6
Copper	648	-	648	-	-	648
Nickel	(179)	-	(179)	-	-	(179)
Zinc Lead	84	-	84	-	-	84
Technology	8	-	8	-	-	8
Segment EBIT before exceptional items	1,646	-	1,646	87	(17)	1,716
Unallocated	(41)	-	(41)	-	-	(41)
Operating profit before exceptional item	1,605	-	1,605	87	(17)	1,675
Share of results from associates:						
Coal	1	-	1	-	-	1
Platinum	(39)	-	(39)	-	-	(39)
Zinc Lead	(2)	-	(2)	-	-	(2)
EBIT before exceptional items	1,565	-	1,565	87	(17)	1,635
Exceptional items:						
Coal	79	-	79	-	-	79
Platinum	(248)	-	(248)	-	-	(248)
Nickel	(76)	-	(76)	-	-	(76)
Total	1,320	-	1,320	87	(17)	1,390

Pro Forma Segmental Analysis

For the six months ended 30 June 2009

US$m	Statutory 6 months 30.06.09	Prodeco capital expenditure	Pro forma 6 months 30.06.09
Capital expenditure			
Sustaining:			
Coal	151	1	152
Ferroalloys	35	-	35
Platinum	3	-	3
Copper	204	-	204
Nickel	42	-	42
Zinc Lead	54	-	54
Technology	1	-	1
Unallocated	1	-	1
Total	491	1	492
Expansionary:			
Coal	315	147	462
Platinum	17	-	17
Copper	173	-	173
Nickel	432	-	432
Zinc Lead	26	-	26
Total	963	147	1,110
Total capital expenditure:			
Coal	466	148	614
Ferroalloys	35	-	35
Platinum	20	-	20
Copper	377	-	377
Nickel	474	-	474
Zinc Lead	80	-	80
Technology	1	-	1
Unallocated	1	-	1
Total	1,454	148	1,602